Form 10KSB40, Exhibit 13
period 1998-12-31
HOMESTEAD BANCORP INC
filed 1999-04-02
CIK 1059078

HOMESTEAD BANCORP, INC.


                        1998 ANNUAL REPORT

                HOMESTEAD BANCORP, INC. AND SUBSIDIARY






                               CONTENTS



  Financial Highlights                              Page     1


  Independent Auditor's Report                               2


  Consolidated Statements of Financial Condition
    as of December 31, 1998 and 1997                         3


  Consolidated Statements of Income for the years ended
    December 31, 1998, 1997 and 1996                         4


  Consolidated Statements of Stockholders' Equity for
    the years ended December 31, 1998, 1997 and 1996         5 - 6


  Consolidated Statements of Cash Flows for the years
    ended December 31, 1998, 1997 and 1996                   7 - 8


  Notes to the Consolidated Financial Statements
         December 31, 1998, 1997 and 1996                    9 - 31

  Management's Discussion and Analysis of Financial
      Condition and Results of Operations                   32 - 44

                       A MESSAGE TO SHAREHOLDERS

During 1998, the conversion of Ponchatoula Homestead Association from the mutual to the stock form of ownership came full circle. The conversion began in 1994 when Ponchatoula Homestead Association converted from mutual to mutual holding company ownership form.
During this conversion the association converted from a state to a federal thrift charter and the name was changed to Ponchatoula Homestead Savings. The mutual holding company, Homestead Mutual Holding Company, was formed. Based on the 1994 appraisal, the company placed approximately 25% of the stock issued into public ownership. The remaining 75% was held by the mutual holding company. On July
17, 1998, Ponchatoula Homestead Savings completed a second step conversion. During this conversion Homestead Mutual Holding Company was dissolved and a new stock holding company, Homestead Bancorp, Inc. was formed. The public stockholders of Ponchatoula Homestead Savings exchanged existing shares for shares of the new Homestead Bancorp, Inc. at an exchange ratio of 2.3481. Based on the $10.00 per share IPO price, the original stockholders realized a $23.48 value for each share of the original stock. The remaining stock was then sold to public stockholders. The stock sale exceeded the super-maximum allowed, and the company was forced to returned over $2 million of stock orders. The Board and Management consider both the exchange ratio received by original stockholders and the level of investment by new stockholders to be indicators of a successful conversion.

Prior to the completion of the conversion, the Board of Directors and Management developed a plan to improve shareholder value. The plan consisted of multiple objectives. The first two objectives were to grow the fixed-rate single family first mortgage loan portfolio funded with long-term fixed-rate Federal Home Loan Bank Advances and to initiate and grow an adjustable rate real estate secured line of credit portfolio funded with deposits. On February 28, 1999, approximately one year after the plan was initiated, the single family first mortgage loan portfolio reached $50.3 million. This represents a $27.1 million or 117% net increase . During the same period, $4.1 million in real estate secured lines of credit were established. By February 28, 1999, $2.3 million of these lines were used. These lines are monthly adjustable and tied to the wall street prime rate plus 1%. All lines are secured by second mortgages with loan-to-value ratios of 95% or less when aggregated with the first mortgage balances. The above objectives were also selected because all systems and personnel were already in place to handle the increased business. No additional employees were added and only minimal additional cost were experienced. The plans therefore leveraged existing overhead and greatly improved the association's efficiency ratio. The results of both plans exceeded the one year goals set by the Board and Management.

The third objective of the plan has more recently been achieved.
This objective was to obtain regulatory approval for a stock repurchase program as soon as possible. Federal regulatory policy would not allow stock repurchases during the first six months after conversion; however, on February 9, 1999 the association was granted approval to repurchase up to 15% of the outstanding common stock (221,683 shares). To date the association has repurchased 120,000 shares, all under the IPO price. The association will repurchase the remainder of the shares approved for repurchase over the next several months.

Future Board and Management plans to improve shareholder value will become more diversified. The economy of the institution's targeted market continues to show favorable growth potential. Assuming a stable interest rate environment, the demand for single family residential financing will remain strong. The institution will continue to place emphasis on the residential mortgage loan product. The origination of new mortgage loans creates increased potential to originate real estate secured lines of credit. Increased emphasis will be placed on cross-selling the line of credit and other consumer loan products to existing qualified mortgage loan customers.
Programs designed to grow the core customer deposit base are in the planning stages. Emphasis will be placed on cross-selling demand deposit accounts to new and existing mortgage loan customers. Management now estimates that more than 95% of existing mortgage loan customers have checking accounts at other financial institutions. Local commercial bank mergers and consolidations with regional and super-regional commercial banks will have a positive influence on increasing the core demand deposit account base. The Board and Management realize that superb individual customer service in the delivery of all products to both new and existing institution customers will be the main marketing attribute of the company. A reputation of superb customer service will enhance the success of the institution as it expands its market area through future branch expansion.

The common stock issued in the conversion trades on the NASDAQ Small Cap Market under the symbol "HSTD". Since the conversion closing on July 17, 1998, the general trend of the market has not been friendly to the institution. The stock has consistently traded below the IPO price of $10.00 per share. The Board and Management of the institution realize they cannot control the general trends of the market; however, they will remain focused on the one main objective they can control. That objective will be to continue to increase the book value and earnings per share of common stock outstanding through various plans of growth, increased profitability, and stock repurchases. If the plans are successful and the objective is attained, over time the market will realize the value of the institution. The loyal, patient investor will be rewarded.

In closing this message to you, the shareholders, we express our thanks for investing in the future of this company. We are very proud of our past. We take pride in being the oldest operating financial institution in our entire three parish market area. Organized in 1911, we have been continuously operating for 88 years. Our predecessors were successful in structuring a strong, reputable, local community bank. The current directors and staff of the bank are dedicated to continuing this tradition. The future of our community, and communities like ours throughout this nation, will depend on the success of our bank and other local community institutions. The mega banks now being created will not be successful in meeting the financial needs of this nation.

Our sincere thanks,


/s/ L. C. Caldwell, Jr.
L. C. Caldwell, Jr.
President/CEO


                                  HOMESTEAD BANCORP, INC. AND SUBSIDIARY
                                           FINANCIAL HIGHLIGHTS
                                          (Dollars in thousands)
                                                                        DECEMBER 31,
                                                    1998       1997        1996        1995      1994
Selected Financial
Condition and Other Data:
Total assets                                     $ 88,819    $ 59,580   $ 60,691    $ 56,876    $ 50,146
Cash and cash equivalents (1)                       3,703       1,254      1,298       2,244         920
Securities available for sale                      19,525      16,866     18,871      19,207      17,671
Securities held to maturity                        10,203      10,301     10,254       6,259       3,114
Loans held for sale                                   267       1,414      2,290       1,766       1,275
Loans and leases receivable, net                   52,373      28,069     26,150      25,860      25,471
Real estate owned, net                                  -           -        141           -          63
Deposits                                           39,829      42,111     44,427      44,889      41,961
Stockholders' Equity                               15,942       5,735      5,443       5,484       4,779
Full service offices                                    2           2          2           2           2

                                                                 YEAR ENDED DECEMBER 31,
                                                    1998        1997       1996        1995       1994
Selected Operating Data:
Total interest income                            $  5,161    $  4,247   $  4,276    $  3,988    $  3,147
Total interest expense                              3,041       2,515      2,591       2,342       1,518
                                                 --------    --------   --------    --------    --------
     Net interest income                            2,120       1,732      1,685       1,646       1,629
Provision for (recovery of)
  loan and lease losses                                54         (16)         3          (6)         (7)
                                                 --------    --------   --------    --------    --------
     Net interest income after provision for
       (recovery of) losses                         2,066       1,748      1,682       1,652       1,636
Noninterest income                                    493         373        434         378         417
Noninterest expenses                                1,890       1,620      1,910       1,571       1,423
                                                 --------    --------   --------    --------    --------
Income before provision for income taxes              669         501        206         459         630
Income taxes                                          245         185         60         150         184
                                                 --------    --------   --------    --------    --------
Net Income                                       $    424    $    316   $    146    $    309    $    446
                                                 ========    ========   ========    ========    ========

                                                             AT or FOR YEAR ENDED DECEMBER 31,
                                                     1998        1997       1996       1995        1994
Selected Ratios (2):
Return on average assets                              .56%       0.53%      0.25%       0.57%       0.92%
Return on average equity                             3.41        5.67       2.63        5.85       11.04
Average equity to average assets                    16.47        9.40       9.50        9.78        8.29
Equity to assets at end of period                   17.95        9.63       8.97        9.64        9.53
Dividend payout ratio (3)                           92.21      134.49     211.64       77.67       13.45

(1)  Includes cash and due from banks as well as interest-bearing deposits in other institutions.
(2)  With the exception of end of period ratios, all ratios are based on average monthly balances during 1998, 1997 and 1996 and average quarterly balances during the prior years.
(3)  Ratio based upon total dividends declared, including dividends waived by Homestead Mutual Holding
     Company.


                       Independent Auditor's Report


To the Shareholders and Board of Directors of Homestead Bancorp, Inc. and Subsidiary
Ponchatoula, Louisiana

We have audited the Consolidated Statements of Financial Condition of Homestead Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997, and the related Consolidated Statements of Income, Stockholders'
Equity and Cash Flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homestead Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended December 31, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.
                                    Respectfully submitted,

                                    /s/ Hannis T. Bourgeois, L.L.P.
                                    HANNIS T. BOURGEOIS, L.L.P.

Baton Rouge, Louisiana
January 15, 1999


                             HOMESTEAD BANCORP, INC. AND SUBSIDIARY
                         CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                as of December 31, 1998 and 1997

                      ASSETS

                                                               1998           1997

                                                                (In Thousands)
Cash                                                       $     609      $     609
Interest-Bearing Deposits in Other Institutions                3,094            645
Securities:
  Investment Securities Available for Sale
    (Amortized Cost of $2.3 million and $2.6 million)          2,315          2,605
  Mortgage-Backed Securities Available for Sale
    (Amortized Cost of $17.2 million and $14.3 million)       17,210         14,261
  Mortgage-Backed Securities Held to Maturity
    (Fair Value of $10.1 million and $10.4 million)           10,203         10,301
  Federal Home Loan Bank Stock, at Cost                        1,665            584
            Total Securities                                  31,393         27,751
Loans Held for Sale                                              267          1,414
Loans Receivable                                              52,401         28,033
Leases Receivable                                                274            301
                                                           ----------     ----------
            Total Loans and Leases Receivable                 52,675         28,334
Less:  Allowance for Loan and Lease Losses                      (302)          (265)
                                                           ----------     ----------
            Net Loans and Lease Receivables                   52,373         28,069
Premises and Equipment, Net                                      547            545
Accrued Interest Receivable                                      483            420
Other Assets                                                      53            127
                                                           ----------     ----------
            Total Assets                                   $  88,819      $  59,580
                                                           ==========     ==========
      LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                   $  39,829      $  42,111
Advances from Borrowers for Taxes and Insurance                   51             32
Advances from Federal Home Loan Bank                          32,765         11,500
Income Taxes Payable                                             141            162
Other Liabilities                                                 91             40
                                                           ----------     ----------
            Total Liabilities                                 72,877         53,845
                                                           ----------     ----------
Commitments and Contingencies
Stockholders' Equity:
  Common Stock - $0.01 Par Value; 10,000,000  Shares
    Authorized, 1,477,870 Shares Issued and Outstanding
    in 1998 and 1,423,759 Shares Issued and Outstanding
    in 1997                                                       15             14
  Paid-in Capital in Excess of Par                            12,942          2,064
  Retained Earnings - Substantially Restricted                 3,875          3,734
  Accumulated Other Comprehensive Income                          (6)           (35)
                                                           ----------     ----------
                                                              16,826          5,777
  Unearned ESOP Shares                                          (851)             -
  Common Stock acquired by Management Recognition Plans          (33)           (42)
                                                           ----------     ----------
            Total Stockholders' Equity                        15,942          5,735
                                                           ----------     ----------
            Total Liabilities and Stockholders' Equity     $  88,819      $  59,580
                                                           ==========     ==========

The accompanying notes are an integral part of these financial statements.



                             HOMESTEAD BANCORP, INC. AND SUBSIDIARY

                               CONSOLIDATED STATEMENTS OF INCOME

                      for the years ended December 31, 1998, 1997 and 1996

                                                             1998           1997          1996

                                                                   (In Thousands, except
                                                                       per share data)
Interest Income:
  Loans and Leases                                         $ 3,214        $  2,429       $  2,384
  Investment Securities                                        209             145            155
  Mortgage-Backed Securities                                 1,454           1,576          1,621
  Other                                                        284              97            116
                                                           --------       ---------      ---------
       Total Interest Income                                 5,161           4,247          4,276
                                                           --------       ---------      ---------
Interest Expense:
  Deposits                                                   1,840           1,971          2,158
  Borrowings                                                 1,201             544            433
                                                           --------       ---------      ---------
       Total Interest Expense                                3,041           2,515          2,591
                                                           --------       ---------      ---------
       Net Interest Income                                   2,120           1,732          1,685
Provision for (Recovery of) Loan and Lease Losses               54             (16)             3
                                                           --------       ---------      ---------
       Net Interest Income After Provision for
         (Recovery of) Loan and Lease Losses                 2,066           1,748          1,682
                                                           --------       ---------      ---------
Noninterest Income:
  Gain on Sale of Loans                                        137             167            240
  Loan Fees and Service Charges                                323             189            186
  Other Income                                                  33              17              8
                                                           --------       ---------      ---------
       Total Noninterest Income                                493             373            434
                                                           --------       ---------      ---------
Noninterest Expenses:
  Compensation and Benefits                                    967             869            818
  Occupancy and Equipment Expense                              177             140            151
  Federal Insurance Premium                                     27              23             92
  Special SAIF Assessment                                        -               -            284
  Net Real Estate Owned Expense (Income)                         -              27             (3)
  Other Expenses                                               719             561            568
                                                           --------       ---------      ---------
       Total Noninterest Expenses                            1,890           1,620          1,910
                                                           --------       ---------      ---------
       Income Before Provision for Income Taxes                669             501            206
Income Taxes                                                   245             185             60
                                                           --------       ---------      ---------
       Net Income                                          $   424        $    316       $    146
                                                           ========       =========      =========
Per Share:
  Earnings Per Common Share                                $   .29        $   .22        $   .10
                                                           ========       =========      =========
  Earnings Per Common Share - Assuming Dilution            $   .28        $   .22        $   .10
                                                           ========       =========      =========

  Cash Dividends Declared                                  $   .27        $   .30        $   .22
                                                           ========       =========      =========

The accompanying notes are an integral part of these financial statements.


                                HOMESTEAD BANCORP, INC. AND SUBSIDIARY

                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                         for the years ended December 31, 1998, 1997 and 1996


                                                              1998           1997         1996

                                                                         (In Thousands)
Common Stock:
 Balance - Beginning of Year                               $      14      $      14      $      60
      Restatement due to Conversion                                -              -            (46)
                                                           ----------     ----------     ----------
 Balance - Beginning of Year as Restated                          14             14             14
      Cancellation of Mutual Stock                               (10)             -              -
      Issuance of Stock                                           11              -              -
                                                           ----------     ----------     ----------
 Balance - End of Year                                     $      15      $      14      $      14
                                                           ==========     ==========     ==========
Paid-In Capital In Excess of Par:
 Balance - Beginning of Year                               $   2,064      $   1,744      $   1,402
      Restatement due to Conversion                                -              -             46
                                                           ----------     ----------     ----------
 Balance - Beginning of Year as Restated                       2,064          1,744          1,448
 Exercise of Stock Options                                        26              -             62
 Dividends Declared and Waived by Holding Company                182            320            234
 Management Recognition Plans Distribution                        12              -              -
 Cancellation of Mutual Stock                                     10              -              -
 Issuance of Stock (Net of Conversion Costs)                  10,652              -              -
 Allocation of ESOP Shares                                        (4)             -              -
                                                           ----------     ----------     ----------
 Balance - End of Year                                     $  12,942      $   2,064      $   1,744
                                                           ==========     ==========     ==========
Retained Earnings:
 Balance - Beginning of Year                               $   3,734      $   3,843      $   4,006
 Net Income                                                      424            316            146
 Cash Dividends Declared and Paid                               (209)          (105)           (75)
 Dividends Declared and Waived by Holding Company               (182)          (320)          (234)
 Transfer Retained Earnings of Mutual Holding Company            100              -              -
 Dividends on ESOP Shares                                          8              -              -
                                                           ----------     ----------     ----------
 Balance - End of Year                                     $   3,875      $   3,734      $   3,843
                                                           ==========     ==========     ==========
Accumulated Other Comprehensive Income:
 Balance - Beginning of Year                               $     (35)     $    (101)     $      16
 Net Change in Unrealized Gain (Loss)                             29             66           (117)
                                                           ----------     ----------     ----------
 Balance - End of Year                                     $      (6)     $     (35)     $    (101)
                                                           ==========     ==========     ==========
Unearned Employee Stock Ownership Plan Shares:
 Balance - Beginning of Year                               $       -      $       -      $       -
 Establishment of ESOP                                          (895)             -              -
 Shares Released for Allocation                                   44              -              -
                                                           ----------     ----------     ----------
 Balance - End of Year                                     $    (851)     $       -      $       -
                                                           ==========     ==========     ==========


                                   (CONTINUED)


                                HOMESTEAD BANCORP, INC. AND SUBSIDIARY

                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                             (CONTINUED)

                         for the years ended December 31, 1998, 1997 and 1996


                                                1998         1997          1996

                                                         (In Thousands)
Director and Management Recognition Plans:
  Balance - Beginning of Year                $     (42)     $   (57)      $      -
  Shares of Common Stock Earned                      9           15              -
  Issuance of Common Stock                           -            -            (57)
                                             ----------     --------      ---------
  Balance - End of Year                      $     (33)     $   (42)      $    (57)
                                             ==========     ========      ==========

Comprehensive Income:
  Net Income                                 $     424      $   316       $    146

  Other Comprehensive Income, Net of Tax:

    Unrealized Gains (Losses) on Securities
      Available for Sale                            (6)         (35)          (101)
                                             ----------     --------      ---------
      Total Comprehensive Income             $     418      $   281       $     45
                                             ==========     ========      =========

The accompanying notes are an integral part of these financial statements.

                                        6

                                HOMESTEAD BANCORP, INC. AND SUBSIDIARY

                                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                         for the years ended December 31, 1998, 1997 and 1996



                                                                          1998        1997         1996

                                                                                  (In Thousands)
Cash Flows From Operating Activities:
 Net Income                                                          $    424     $    316     $    146
 Adjustments to Reconcile Net Income to Net Cash
 Provided by (Used in) Operating Activities:
  Depreciation                                                             37           29           43
  Provision for Deferred Income Taxes                                      15           31           10
  Provision for (Recovery of) Loan and Lease Losses                        54          (16)           3
  Loss on Sale of Real Estate Owned                                         -           27            -
  Loss on Sale of Property                                                  3            -            -
  Provision for (Recovery of) Real Estate Losses                            -           (4)           4
  Net Amortization of Premiums on Securities                               99           57           42
  Loss on Call of Mortgage-Backed Securities                                -            1            -
  Stock Dividends on Federal Home Loan Bank Stock                         (64)         (41)         (58)
  Loans Originated for Sale                                            (1,147)      (7,835)     (10,464)
  Sale of Loans                                                         2,294        8,711        9,940
  Changes in Assets and Liabilities:
   (Increase) Decrease in Interest Receivable                             (63)          43          (19)
   (Increase) Decrease in Other Assets                                     94          (40)         (46)
   Increase (Decrease) in Income Taxes Payable                            (36)         131            -
   Increase (Decrease) in Other Liabilities                                57          (26)         (74)
                                                                     ---------     ---------   ----------
        Net Cash Provided by (Used in) Operating Activities             1,767        1,384         (473)
                                                                     ---------     ---------   ----------
Cash Flows From Investing Activities:
 Purchase of Property and Equipment                                       (43)         (32)         (15)
 Maturities of Investment Securities                                    1,200        1,200        1,200
 Purchases of Investment Securities                                      (900)      (1,400)      (1,195)
 Proceeds from Call or Maturities of Mortgage-Backed Securities         6,421        4,444        3,999
 Purchases of Mortgage-Backed Securities                               (9,336)      (2,244)      (7,884)
 Net Increase in Loans and Leases Receivable                          (24,358)      (1,844)        (432)
 Proceeds from Sales of Real Estate Owned                                   -           61            -
 Proceeds from Sale of Equipment                                            1            -            -
 Purchases of Real Estate Owned                                             -           (1)           -
                                                                     ---------     ---------   ----------
        Net Cash Provided by (Used in) Investing Activities           (27,015)         184       (4,327)
                                                                     ---------     ---------   ----------
Cash Flows From Financing Activities:
 Net Proceeds from Issuance of Common Stock                             9,912            -            -
 Net Increase (Decrease) in Money Market Accounts,
   NOW Accounts and Savings Accounts                                     (961)      (1,588)        (685)
 Net Increase (Decrease) in Certificates of Deposit                    (1,321)        (728)         223
 Increase (Decrease) in Advances from
   Borrowers for Taxes and Insurance                                       19           (6)          (9)




                                  (CONTINUED)
                                        7

                               HOMESTEAD BANCORP, INC. AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (CONTINUED)

                        for the years ended December 31, 1998, 1997 and 1996

                                                                 1998        1997        1996

                                                                       (In Thousands)


  Proceeds from Federal Home Loan Bank Advances                 21,265        800        4,400
  Dividends Paid on Common Stock                                  (209)      (105)         (75)
  Purchase of Federal Home Loan Bank Stock                      (1,017)         -            -
  MRP Shares Earned                                                  9         15            -
                                                               --------   ---------    --------
     Net Cash Provided by (Used in) Financing Activities        27,697     (1,612)       3,854
                                                               --------   ---------    --------
Net Increase (Decrease) in Cash and Cash Equivalents             2,449        (44)        (946)

Cash and Cash Equivalents -  Beginning of Year                   1,254      1,298        2,244
                                                               --------   ---------    --------
Cash and Cash Equivalents -  End of Year                       $ 3,703    $ 1,254      $ 1,298
                                                               ========   =========    ========

Supplemental Disclosures of Cash Flow Information:
 Cash Payments for:
     Interest Paid to Depositors                               $ 1,840    $ 1,971      $ 2,158
                                                               ========   =========    ========

     Interest Paid on Advances                                 $ 1,201    $   544      $   433
                                                               ========   =========    ========

     Income Taxes                                              $   232    $     -      $    91
                                                               ========   =========    ========

Supplemental Schedules of Noncash Investing
 and Financing Activities:
     Real Estate Acquired in Settlement of
       Loans and Leases                                        $     -    $    88      $   145
                                                               ========   =========    ========

     Loans and Leases to Facilitate the Sale of
       Real Estate Owned                                       $     -    $   147      $     -
                                                               ========   =========    ========

     Increase in Unrealized Gain (Loss) on  Securities
       Available for Sale                                      $    65    $   100      $  (178)
                                                               ========   =========    ========

     Increase (Decrease) in Deferred Tax Effect on Unrealized
       Gain (Loss) on Securities Available for Sale            $   (15)   $   (34)     $    61
                                                               ========   =========    ========



The accompanying notes are an integral part of these financial statements.


              HOMESTEAD BANCORP, INC. AND SUBSIDIARY

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                   December 31, 1998, 1997 and 1996

Note 1 - Summary of Significant Accounting Policies -

  The accounting principles followed by Homestead Bancorp, Inc. (the "Company") and its wholly-owned subsidiary, Ponchatoula Homestead Savings, F.A. (the "Association") are those which are generally practiced within the savings and loan industry. The methods of applying those principles conform with generally accepted accounting principles and have been applied on a consistent basis. The principles which significantly affect the determination of financial position, results of operations, changes in stockholders' equity and cash flows are summarized below.

  Organization and Principles of Consolidation

  The consolidated financial statements include the accounts of Homestead Bancorp. Inc. and its wholly owned subsidiary, Ponchatoula Homestead Savings, F.A. All significant intercompany balances and transactions have been eliminated.

  On February 5, 1998, Ponchatoula Homestead Savings, F.A. (the "Association") incorporated Homestead Bancorp, Inc. (the "Company") to facilitate the conversion of Homestead Mutual Holding Company (the "MHC") from mutual to stock form (the Conversion). In connection with the Conversion, the Company offered its common stock to the depositors and borrowers of the Association as of specified dates, to an employee stock ownership plan and to members of the general public. Upon consummation of the Conversion on July 17, 1998, the MHC merged into the Association, the Association then merged with an interim subsidiary of the Company (with the
  Association as the surviving entity).   All of the Association's
  outstanding common stock (other than shares held by the MHC, which were canceled) was exchanged for common stock of the Company, and the Company became the holding company for the Association and issued shares of common stock to the general public.

  The Company filed a Form SB-2 with the Securities and Exchange Commission ("SEC") on April 2, 1998, which as amended was declared effective by the SEC on May 14, 1998. The Association filed a Form AC with the Office of Thrift Supervision ("OTS") on April 2, 1998. The Form AC and related offering and proxy materials, as amended, were conditionally approved by the OTS letter dated May 14, 1998. The Company also filed on Application H(e)1-S with the OTS on April 17, 1998, which was conditionally approved by the OTS letter dated May 26, 1998. The members of the MHC and the stockholders of the Association approved the Plan at special meetings held on July 1, 1998, and the subscription and community offerings closed on June 23, 1998.

  In connection with the incorporation of the Company, the Company issued 100 shares of common stock to the Association. The shares were canceled upon consummation of the Conversion, and the Conversion was accounted for under the pooling of interests method of accounting.

  The Company sold 1,119, 543 shares of common stock in the subscription offering at a price of $10.00 per share, for aggregate gross proceeds of $11,195,430. In addition, a total of 358,402 shares of common stock were issued by the Company in exchange for all of the 152,635 shares of common stock of the Association outstanding prior to consummation of the Conversion (excluding the 453,710 shares held by the MHC, which were canceled), based upon an exchange ratio of 2.34810 shares of Company common stock for each share of Association common stock.

  Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. The Association's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Association has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the area. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Association to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

  Cash and Cash Equivalents

  Cash and cash equivalents consist of cash on hand, certificates of deposit, and funds due from banks. For purposes of the Statements of Cash Flows, the Company and the Association considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents. In addition, the Company and the Association reports their loans and certificates of deposit on a net basis.

  Investment and Mortgage-Backed Securities

  Management determines the appropriate classification of debt securities (Held to Maturity, Available for Sale, or Trading) at the time of purchase and re-evaluates this classification periodically. Securities that management has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions are classified as
  securities held to maturity.   These securities are carried at cost
  adjusted for amortization of premium and accretion of discount, com-puted by the interest method over their contractual lives.

  Securities classified as available for sale are those securities that the Company and the Association intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of their assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of related income tax effects. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. The Company and the Association do not engage in trading activities.

  Loans Held for Sale

  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains on sales of loans are recognized when the proceeds from the loan sales are received by the Association.

  Loans Receivable

  Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan origination fees. Interest on mortgage and consumer loans is accrued based on the principal outstanding.

  Impaired loans are measured on the present value of expected future cash flows discounted at the loan's effective interest rate, or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

  The Association discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest. At that time, a reserve is recorded equal to the amount of delinquent inter-est. If the delinquent interest is subsequently collected, it is credited to income in the period collected. Interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due.

  Allowance for Losses

  The allowance for loan and lease losses is maintained at a level which in management's judgment is adequate to absorb credit losses inherent in the loan and lease portfolio. The allowance for loan and lease losses is based upon management's review and evaluation of the loan portfolio. Factors considered in the establishment of the allowance for loan and lease losses include management's evaluation of specific loans; the level and composition of classified loans; historical loss experience; results of examinations by regulatory agencies; an internal asset review process; expectations of fu-ture economic conditions and their impact on particular borrowers; and other judgmental factors. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans and leases, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan and lease losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

  The allowance for loan and lease losses is based on estimates of potential future losses, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and as adjustments become necessary, the effect of the change in estimate is charged to operating expenses in the period incurred. All losses are charged to the allowance for loan and lease losses when the loss actually occurs or when management believes that the collectibility of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

  Loan Fees

  Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as interest income using the level yield method over the contractual life of the loan.

  Leasing Activities

  The Association's leasing operations consist of the leasing of various real estate properties owned. The leases are classified as sales-type leases. The lease terms range from 15 to 30 years. Under the sales-type method of accounting for leases, the total net rentals receivable under the lease contracts, including accrued interest, are recorded as a lease sale receivable. The interest is recognized each month as it is earned so as to produce a constant periodic rate of return on the unrecovered investment.

  Valuations are periodically performed by management and an allowance for losses is established by a charge to operations if the carrying value of the property exceeds its estimated net realizable value.

  Federal Home Loan Bank Stock

  As a member of the Federal Home Loan Bank ("FHLB") System, the Association is required to purchase and maintain stock in the FHLB of Dallas in an amount equal to the greater of 1% of the aggregate unpaid balance of loans and securities secured by single family and multi-family properties, .3% of total assets, or 5% of total FHLB advances. FHLB stock is redeemable at par value at the discretion of the FHLB of Dallas and is used to collateralize FHLB advances.

  Property and Equipment

  Property and equipment are recorded at cost less accumulated depre-ciation. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

  The Association computes depreciation generally on the straight-line and accelerated methods for financial reporting. The accelerated methods used do not differ materially from results obtained using the straight-line method. Depreciation is based on the estimated service lives of the assets. The estimated service lives for buildings is twenty to thirty nine years and for furniture, fixtures and equipment is five to ten years.

  The costs of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal and the resulting gains or losses are included in current operations.

  Income Taxes

  The provision for income taxes is based on income as reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are provided on differences between income reported for financial reporting and income tax purposes as explained more fully in Note 10. Deferred taxes are provided on a liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attribut-able to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Earnings Per Common Share

  In February 1997, Statement of Financial Accounting Standard No. 128 "Earnings Per Share" ("SFAS No. 128") was issued which establishes standards for computing and presenting earnings per share (EPS). Under SFAS No. 128, primary EPS is replaced with basic EPS. Basic EPS is computed by dividing income applicable to common shares by the weighted average shares outstanding; no dilution for any potentially convertible shares is included in the calculation.
  Fully diluted EPS, now called diluted EPS, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Earnings per share for the prior years have been restated to reflect the transactions of the conversion.

  Comprehensive Income

  The Financial Accounting Standards Board ("FASB") issued Statement No. 130 "Reporting Comprehensive Income," which became effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components which are revenues, expenses, gains, and losses that under GAAP are included in comprehensive income but excluded from net income. The Company adopted this statement in 1998. The components of comprehensive income are disclosed in the statements of changes in stockholders' equity for all periods presented.

  Current Accounting Developments

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. SFAS No. 131 requires that financial information be reported on the same basis that it is reported internally for evaluating segment performance and allocating resources to segments. The adoption of this statement had no effect on the financial statements as of December 31, 1998.

  In February 1998, the FASB issued Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. FASB Statement No. 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits. The adoption of this statement in 1998 had no material impact on the Company's financial position or results of operations.

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The provisions of this statement will be effective for the Company's year ending December 31, 1999. Management does not believe that the impact of adopting this statement will have a material impact on the Company's financial position or results of operations.

  In early 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP"). The SOP is effective for fiscal years beginning after December 15, 1998 and will require costs of start-up activities and organization costs to be expenses as incurred. Any such unamortized costs on the date of adoption of the new standard will be written off and reflected as a cumulative effect of a change in accounting principle. The adoption of this statement in 1999 should not have an material impact on the financial statements of the Company.

Note 2 - Securities -

  The amortized cost and fair values of securities being held to maturity as of December 31, 1998 and 1997 are summarized as follows:


                                             GROSS          GROSS
                                AMORTIZED   UNREALIZED    UNREALIZED    FAIR
                                 COST        GAINS         LOSSES       VALUE


                                                (In Thousands)

December 31, 1998
  Mortgage-Backed Securities    $10,203     $    15       $ (128)      $10,090
                                =======     =======       =======      =======
December 31, 1997
  Mortgage-Backed Securities    $10,301     $    135      $  (21)      $10,415
                                =======     =======       =======      =======

  The amortized cost and fair values of securities being held to maturity may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in maturity categories.

  The amortized cost and fair values of securities available for sale as of December 31, 1998 and 1997 are summarized as follows:

                                            GROSS         GROSS
                              AMORTIZED   UNREALIZED   UNREALIZED       FAIR
                                 COST        GAINS        LOSSES        VALUE
                                                (In Thousands)
December 31, 1998
  Securities of U.S.
  Government Agencies           $ 2,300     $    15       $    -       $ 2,315
                                =======     =======       =======      =======

  Mortgage-Backed Securities    $17,234     $    72       $  (96)      $17,210
                                =======     =======       =======      =======

December 31, 1997
  Securities of U.S.
  Government Agencies           $ 2,595     $    10       $    -       $ 2,605
                                =======     =======       =======      =======

  Mortgage-Backed Securities    $14,324     $    74       $ (137)      $14,261
                                =======     =======       =======      =======

  The amortized cost and fair values of securities available for sale as of December 31, 1998 by contractual maturity are shown below. Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore these securities are not included in the maturity categories in the following maturity summary.

                                         AMORTIZED         FAIR
                                           COST           VALUE

                                              (In Thousands)

          Within One Year                $  1,400      $   1,409
          One to Five Years                   900            906
                                         --------      ---------
                                            2,300          2,315
          Mortgage-backed Securities       17,234         17,210
                                         --------      ---------
              Total                      $ 19,534      $  19,525
                                         ========      =========

  There were no sales of securities during 1998, 1997 or 1996. Securities available for sale with a carrying value of $2.0 million and $1.6 million at December 31, 1998 and 1997, respectively, were pledged as collateral on public deposits. At December 31, 1998 and 1997, securities with carrying values totaling $6.0 million and $10.0 million and fair values totaling $6.1 million and $10.3, respectively were used to collateralize FHLB advances.

  Ponchatoula has invested in FHLB stock which is carried at cost which approximates market.

Note 3 - Loans and Leases Receivable -

  Loans and leases receivable at December 31, 1998 and 1997 consisted of the following:


                                               1998           1997
                                                  (In  Thousands)

  First Mortgage Loans                       $ 40,083      $ 19,500
  Second Mortgage Loans                           408           164
  Construction Loans                            7,241           968
  Consumer Loans                                8,348         7,175
  Commercial Loans                                116           521
                                             --------      ---------
                                               56,196        28,328
  Less:
    Undisbursed Portion of Mortgage Loans      (3,788)         (287)
    Deferred Loan Fees                             (7)           (8)
                                             --------      ---------
      Net Loans Receivable                     52,401        28,033
  Leases Receivable                               274           301
    Less:
      Allowance for Loan and Lease Losses        (302)         (265)
                                             --------      ---------
                                               52,373        28,069
    Loans Held for Sale                           267         1,414
                                             --------      ---------
          Net Loans and Leases               $ 52,640      $ 29,483
                                             ========      =========

  The performing single family loans are pledged, under a blanket lien, as collateral securing advances from the FHLB at December 31, 1998 and 1997.

  Ponchatoula had loans 90 days or more past due totaling approximately $383,000 and $173,000 at December 31, 1998 and 1997, respectively.

  There were no impaired loans at December 31, 1998 which were required to be recorded in conformity with SFAS No. 114 as amended by SFAS No. 118.

  Ponchatoula is permitted to make extensions of credit to its officers and directors in the ordinary course of business. The loans are made on substantially the same terms as those prevailing at the time for comparable loans with other parties. The total of such indebtedness outstanding at December 31, 1998 and 1997 was $440,000 and $403,000, respectively. An analysis of the aggregate of these loans for 1998 is as follows:

                                          (In Thousands)

    Balance - Beginning of Year               $   403
    New Loans                                     236
    Repayments                                   (199)
                                              --------
    Balance - End of Year                     $   440
                                              ========

  Following is a summary of the activity in the allowance for losses for the years ended December 31, 1998, 1997 and 1996:

                                                 1998     1997     1996
                                                   (In Thousands)


    Balance - Beginning of Year                 $  265   $   282   $  280
    Provision for (Recovery of) Loan Losses         54       (16)       3
    Charge Offs                                    (17)       (1)      (1)
                                                -------   -------  -------
    Balance - End of Year                       $  302    $  265   $  282
                                                ======    =======  ========

Note 4 - Leases Receivable -

  The composition of the sales-type lease receivables as of December 31, 1998 and 1997 is as follows:

                                                   1998          1997
                                                     (In Thousands)
  Total Minimum Lease Payments To Be Received    $   469       $    529
  Less:  Unearned Income                            (195)          (228)
                                                 -------       ---------
  Net Lease Receivable                           $   274       $    301
                                                 ========      =========

  At December 31, 1998, the total minimum future lease payments receivable is due as follows:

                                (In Thousands)

        1999                      $     19
        2000                            18
        2001                            19
        2002                            21
        2003                            21
        Thereafter                     176
                                  ---------
                                  $    274
                                  =========

Note 5 - Loan Servicing -

  Mortgage loans serviced for others are not included in the accompanying Statements of Financial Condition. The unpaid principal balances of these loans serviced for FHLMC at December 31, 1998, 1997 and 1996 amounted to $24,000, $91,000 and $271,000, respectively.

  Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $100, $300 and $3,000 at December 31, 1998, 1997 and 1996, respectively.

Note 6 - Premises and Equipment -

  Office properties and equipment at December 31, 1998 and 1997 consisted of the following:

                                          1998          1997

                                            (In Thousands)
  Land                                 $    53         $    53
  Buildings                                680             680
  Furniture, Fixtures and Equipment        388             357
                                       --------        --------
                                         1,121           1,090
  Less:  Accumulated Depreciation         (574)           (545)
                                       --------        --------
                                       $   547         $   545
                                       ========        ========

  The provision for depreciation charged to expense was $37,000, $29,000 and $43,000, respectively, for the years ended December 31, 1998, 1997 and 1996.

Note 7 - Accrued Interest Receivable -

  Accrued Interest Receivable at December 31, 1998 and 1997 consisted of the following:

                                         1998           1997
                                            (In Thousands)

    Investment Securities              $    24        $     39
    Mortgage-Backed Securities             182             178
    Loans                                  277             203
                                       --------       ---------
                                       $   483        $    420
                                       ========       =========

Note 8 - Deposits -

  An analysis of the deposit accounts at December 31, 1998 and 1997 is as follows:

                              1998                      1997
                    ----------------------     -----------------------
                    WEIGHTED                   WEIGHTED
                    AVERAGE                    AVERAGE
                     RATE      AMOUNT    %      RATE       AMOUNT    %

                                 (Dollars In Thousands)
Money Market        2.02%    $   802      2%    2.27%   $    934      2%
NOW Accounts        2.02%      1,672      4     2.05%      1,491      3
Passbook Savings    2.28%      7,243     18     2.52%      8,253     20
                             -------    ----            --------    ----
                               9,717     24               10,678     25

Certificates:
  2.00-3.99%        3.02%        270      1     3.03%        285      1
  4.00-5.99%        5.10%     28,330     71     5.22%     30,031     71
  6.00-7.99%        6.09%      1,512      4     6.28%      1,117      3
                             -------    ----            --------    ----
                              30,112     76               31,433     75
                             -------    ----            --------    ----
                             $39,829    100%            $ 42,111    100%
                             =======    ====            ========    ====

    The aggregate amount of deposits with a minimum balance of $100,000
    was approximately $5.7   million at December 31, 1998 and $4.8
    million at December 31, 1997. Deposit amounts in excess of $100,000 are not federally insured.

    A summary of certificates of deposit by maturity at December 31, 1998 and 1997 is as follows:

                               1998                 1997
                                    (In Thousands)

    1998                     $    -               $28,608
    1999                      25,840                2,062
    2000                       3,269                  359
    2001                          83                   97
    2002                         276                  307
    2003                         644                    -
                             -------              -------
                             $30,112              $31,433
                             =======              ========

Interest expense on deposits is summarized as follows:

                                     1998      1997      1996
                                          (In Thousands)

     NOW and Money Market               47   $    59   $    72
     Passbook Savings                  211       228       294
     Certificates of Deposit         1,582     1,684     1,792
                                   -------   -------   -------
                                   $ 1,840   $ 1,971   $ 2,158
                                   ========  =======   =======

Note 9 - Advances from Federal Home Loan Bank -

  Ponchatoula had outstanding advances  from the  Federal Home  Loan
  Bank  (FHLB) of $32.8 million   and $11.5 million at December 31,
  1998 and 1997, respectively. Specific mortgage-backed securities, with a fair value of approximately $6.1 million and $10.3 million and a carrying value of $6.0 million and $10.0 million at December 31, 1998 and 1997, respectively, were pledged to the FHLB as collateral securing the advances. In addition, the performing single family loans are pledged under a blanket lien as collateral securing these advances. Interest expense on advances from the FHLB totaled $1.2 million, $544,000, and $433,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

  The following schedule provides certain information about the advances at December 31, 1998 and 1997:


                                           1998            1997

                                          (Dollars In Thousands)

     Borrowing at End of Year         $32.8 million     $11.5 million
     Rate at End of Year                       5.51%             5.85%
     Maximum Borrowing during Year    $32.8 million     $11.5 million
     Average Borrowing during Year    $22.2 million     $ 9.8 million
     Weighted Average Rate                     5.59%             5.53%

  The aggregate amounts of principle maturities for FHLB advances for the years indicated were as follows:

                              1998                 1997
                             AMOUNT               AMOUNT

                                (Dollars In Thousands)
  1998                    $        -           $    11,500
  1999                        10,639                     -
  2000                         1,417                     -
  2001                         1,500                     -
  2002                         1,587                     -
  Thereafter                  17,622                     -
                          -----------          ------------
                          $   32,765           $    11,500
                          ===========          ============

Note 10 - Income Taxes -

  The Company and the Association each file a separate federal and state income tax return on a calendar year basis.

  The total provision for income taxes charged to income amounted to $245,000, $185,000, and $60,000 for 1998, 1997, and 1996,
  respectively.

  Following is a reconciliation between income tax expense based on the federal statutory tax rates and income taxes reported in the Consolidated Statements of Income:


                                         1998        1997       1996
                                                 (In Thousands)

 Tax at Statutory Rate - (34%)          $   227    $   170     $    70
 Bad Debt Recovery                            4          8           -
 Other                                       14          7         (10)
                                        -------    -------     ---------
 Provision for Federal Income Taxes     $   245    $   185     $    60
                                        ========   ========    =========

 Effective Tax Rate                       36.62%     36.93%      29.13%
                                        ========   ========    =========

      The components of income tax expense are as follows:


                                          1998        1997       1996
                                               (In Thousands)

 Provision for Current Taxes            $   235    $   154     $    50
 Provision for Deferred Taxes                10         31          10
                                        -------    -------     --------
                                        $   245    $   185     $    60
                                        ========   ========    =========

  The deferred tax provision (benefit) consists of the following timing differences:


                                                     1998     1997     1996
                                                         (In Thousands)
     Bad Debt Deduction for Tax Reporting in
       Excess of Amount for Financial Reporting     $  (13)   $  (9)   $  10
     Depreciation                                        6        7        -
     Stock Dividends                                    22       33        -
     ESOP Shares Distributed                            (5)       -        -
                                                    -------   ------   ------
                                                    $   10    $  31    $  10
                                                    =======   ======   ======

     The net deferred tax asset or liability consists of the following components at December 31, 1998, 1997, and 1996:

                                                     1998     1997     1996
                                                          (In Thousands)


     Deferred Compensation-ESOP Shares              $    5    $   -    $   -
     Depreciation                                      (13)      (7)       -
     Stock Dividends                                   (55)     (33)       -
     Provision for Loan Losses                          (6)     (19)     (29)
     Unrealized (Gain) Loss on Securities
       Available for Sale                                3       18       52
                                                    -------   ------   ------
     Total Deferred Tax Asset (Liability)           $  (66)   $ (41)   $  23
                                                    =======   ======   ======

  The reserve method of accounting for bad debt utilized by qualified thrift institutions pursuant to Code Section 593 was repealed for tax years beginning after December 31, 1995. The $68,000 of excess reserves of the Association is being taken into income ratably over a six-year period beginning January 1, 1996. This change in accounting method and reversal of excess bad debt reserves is adequately provided for in the Association's deferred tax liability.

Note 11 - Other General and Administrative Expenses -

  An analysis of other general and administrative expenses for the years ended December 31, 1998, 1997 and 1996 is as follows:


                                    1998         1997         1996
                                            (In Thousands)

    Data Processing Fees           $   66         $  47       $   67
    Professional Fees                 309           214          242
    Postage and Supplies               40            44           40
    Insurance                          27            28           27
    Other                             277           228          192
                                   ------         -----       ------
                                   $  719         $ 561       $  568
                                   ======         =====       ======

Note 12 - Profit Sharing Plan -

  The Association established a noncontributory profit sharing plan during the year ended December 31, 1986. The plan is a defined contribution plan and covers all employees after a specified period of employment and within specified age brackets. The profit sharing expense for the years ended December 31, 1998, 1997 and 1996 amounted to $54,000, $77,000 and $74,000, respectively. The

  Board of Directors of the Association had determined that it's liability was computed each year based on fifteen percent of eligible wages. The Plan was amended effective April 1, 1998 to incorporate a 401(k) feature, pursuant to which employees are permitted to contribute up to 7.5% of their annual base salary (excluding incentive bonuses, stock benefit plans and any other form of compensation) with the annual contribution not to exceed $10,000 in 1998. The Association will make matching contributions equal to 100% of each employee's contribution up to 7.5% of the employee's annual base salary. As of April 1, 1998 the investment alternative available to participants includes nine different mutual funds, the Company's common stock, deposit accounts and whole life insurance.
  An independent third party administrator administers the amended plan.

Note 13 - Stock Option and Management Recognition Plans -

  1996 Stock Incentive Plan

  This program was designed to attract and retain qualified personnel in key positions, provide key employees with a proprietary interest in the Association an incentive to contribute to the success of the Association and reward key employees for outstanding performance.
  An aggregate of 10,782 shares of authorized but unissued Common Stock of the Association was reserved for issuance under the Plan, which is equal to 7.5% of Common Stock issued to the public in connection with the formation of the mutual holding company ("the offering"). The exercise price of each option equals the market price of the Association's stock on the date of grant and an option's maximum term is 10 years. Options are granted and vested at the discretion of the Compensation Committee. Ninety percent of the options were granted on
  July 10, 1996.   Subsequent to the conversion on July 19, 1998, the
  total number of shares outstanding in the Plan were increased to reflect the exchange ratio. At December 31, 1998, shares available for grant under this plan including exchange shares amounted to 3,926 shares.

  1996 Directors' Stock Option Plan

  In order to attract and retain qualified directors for the Association, the Board of Directors and stockholders of the Association have adopted the 1996 Directors' Stock Option Plan. An aggregate of 3,594 shares of authorized but unissued Common Stock of the Association was reserved for issuance under the Directors' Stock Option Plan, which is equal to 2.5% of the Common Stock of the Association issued in the offering. The exercise price of each option equals the market price of the Association's stock on the date of grant and an option's maximum term is 10 years. Ninety percent of the options were granted on the date the Plan was approved by the stockholders of the Association, which was April 10, 1996.
  The options become exercisable after six months from the grant date. The remaining ten percent were granted one year after approval by stockholders, which was April 10, 1997. All options were exercised prior to July 19, 1998.

  1996 Management Recognition Plan for Officers

  The objective of this plan is to enable the Association to provide officers and key employees with a proprietary interest in the Association as compensation for their contributions to the Association and as an incentive to contribute to the Association's future success. An aggregate of 4,312 shares of authorized Common Stock of Ponchatoula was issued to the Management Recognition Plan for Officers, which is equal to 3.0% of the Common Stock of the Association issued in the offering. The awards are allocated at the discretion of the Committee. Shares vest at the rate of 20% on each annual anniversary date. Subsequent to the conversion on July 19, 1998, the total number of granted but unvested shares were increased to reflect the exchange ratio.

  1996 Management Recognition Plan for Directors

  The objective of this plan is to enable the Association to provide non-employee directors with a proprietary interest in the Association as compensation for their contributions to the Association and as an incentive to contribute to the Association's future
  success.   An aggregate of 1,434 shares of authorized Common Stock
  of the Association was issued to the Management Recognition Plan for Directors, which is equal to 1.0% of the Common Stock of the Association issued in the offering. Ninety percent of the awards were granted on the date the Plan was approved by the stockholders
  of the Association,  which was April 10, 1996.   The remaining 144
  shares were granted April 10, 1997.   Shares vest at the rate of 20%
  on each annual anniversary date. Subsequent to the conversion on July 19, 1998, the total number of granted but unvested shares were increased to reflect the exchange ratio.

  The tables below summarize the activity in the Plans during 1997 and 1998.

                       1996 Stock Incentive Plan

                                              Remaining
                                              Contractual     Price Range
                                   Shares        Life         Per Share

Outstanding, December 31, 1996     9,812       9.5 Years      $         10.00

Granted                                -
Forfeited                           (613)
                                  -------
Outstanding, December 31, 1997     9,199       8.5 Years        10.00 - 10.50
Exercised                           (134)
Forfeited                            (89)
Exchange Shares                   12,101
                                  -------
Outstanding, December 31, 1998    21,077       7.5 Years        8.125 - 10.50
                                  =======
Exercisable, December 31, 1998     8,209                        8.125 - 10.50
                                  =======





                   1996 Directors Stock Option Plan

                                              Weighted
                                               Average
                                              Remaining
                                             Contractual       Price Range
                                   Shares        Life           Per Share

Outstanding, December 31, 1996      2,695      9.4 Years     $       10.00

Granted                               839
Exercised                             (60)
Forfeited                          (1,078)
                                  -------
Outstanding and Exercisable,
  December 31, 1997                 2,396      8.8 Years      10.00 - 10.50
Exercised                          (2,396)
                                  -------
Outstanding, December 31, 1998          -          -                 -
                                  =======

             1996 Management Recognition Plan for Officers

                                               Remaining
                                             Contractual        Price Range
                                   Shares        Life           Per Share

Outstanding, December 31, 1996      4,312      9.5 Years     $         10.00

Forfeited                            (206)
Earned                               (893)
                                    ------
Outstanding, December 31, 1997      3,213      8.5 Years       10.00 - 10.50

Forfeited                             (36)
Earned                               (784)
Exchange Shares                     3,226
                                    ------
Outstanding, December 31, 1998      5,619      7.5 Years        8.125 - 10.50
                                    ======

Vested, December 31, 1998           3,937                       8.125 - 10.50
                                    ======


            1996 Management Recognition Plan for Directors

                                              Remaining
                                             Contractual       Price Range
                                   Shares       Life             Per Share

Outstanding, December 31, 1996      1,290      9.5 Years     $          10.00

Granted                               144
Earned                               (602)
                                    ------
Outstanding, December 31, 1997        832      8.5 Years        10.00 - 10.50

Earned                               (197)
Exchange Shares                       856
                                    ------
Outstanding, December 31, 1998      1,491      7.5 Years        8.125 - 10.50
                                    ======

Vested, December 31, 1998           1,876                       8.125 - 10.50
                                    ======

  Ponchatoula applies APB Opinion 25 and related interpretations in accounting for its stock option and management recognition plans.
  Had compensation cost for Ponchatoula's stock-based compensation plans been determined based on the fair value of the grant dates for awards under those plans consistent with the methods of SFAS No. 123, Ponchatoula's net income and earnings per common share would have been reduced to the proforma amounts indicated below:

                                                   1998         1997
                                                 (Dollars In Thousands)

    Net Income              As Reported            $424          $ 316
                             Proforma              $412          $ 316
    Earnings Per Common
      Share                 As Reported            $ .29         $ .22
                             Proforma              $ .28         $ .22

Compensation cost recognized under SFAS No. 123 was estimated using the Black-Scholes model with the following assumptions: dividend yield of 7%, an expected life of the options of 7 years, expected volatility of 19% and a risk free interest rate of 7.0%.

Note 14 - Employee Stock Ownership Plan -

  The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers all employees who have completed six months of service and have attained age 20. The Company makes contributions to the ESOP to fund the ESOP's debt service. All dividends received by the ESOP are used to pay debt service. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. For purposes of calculating earnings per share ESOP shares that have been committed to be released are considered outstanding shares.

  The note payable referred to in the preceding paragraph requires quarterly principal payments plus interest at 8.5%. Future principle payments are due as follows:

                                 (Dollars in Thousands)

    1999                                $   61
    2000                                    67
    2001                                    73
    2002                                    79
    2003                                    86
    Due Thereafter                         501

  The Company accounts for the ESOP in accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." Accordingly, the debt of the ESOP is recorded as debt of the Association and the shares pledged as collateral are reported as unearned compensation in equity. The Company's loan asset and the Association's debt liability eliminates in consolidation. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $36,000 for the year ended December 31, 1998.

  Shares of the Company held by the ESOP at December 31, 1998 is as follows:

                                                         1998
                                                    (In Thousands)
    Allocated Shares                                         5
    Shares Released for Allocation                           -
    Unreleased Shares                                       85
                                                        ------
                                                            90
                                                        ======
    Fair Value of Unreleased Shares                     $  691
                                                        ======

Note 15 - Regulatory Capital Requirements -

  The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory---and possible additional discretionary---actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Association meets all capital adequacy requirements to which it is subject.

  As of December 31, 1998, the most recent notification categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Association must maintain minimum total risk-based, Tier I risk based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

  The Association's actual capital amounts and ratios are also presented in the table.


                                                                                   To Be Well
                                                                               Capitalized Under
                                                           For Capital         Prompt Corrective
                                      Actual            Adequacy Purposes:     Action Provisions:
                               Amount      Ratio      Amount       Ratio        Amount      Ratio
                                                    (Dollars in Thousands)

As of December 31, 1998:
  Total Capital (to Risk
    Weighted Assets)           $ 11,014    30.44%      $ 2,894     >/= 8.0%    $ 3,618    >/= 10.0%
  Tier I Capital (to Risk
    Weighted Assets)           $ 10,744    29.70%      $ 1,447     >/= 4.0%    $ 2,170    >/=  6.0%
  Tier I Capital (to Average
     Assets)                   $ 10,744    12.52%      $ 3,434     >/= 4.0%    $ 4,292    >/=  5.0%


Note 16 - Dividends -

  The Association declared quarterly dividends of $.20 per share in the first and second quarters of 1998. Homestead Mutual Holding Company waived receipt of dividends for the first and second quarters on all shares owned; the amounts waived were recorded by the Association as
  additional paid-in capital.   The Company declared a dividend of $.05
  per share for the third and fourth quarters subsequent to the conversion. Under Federal regulations, the Company may not declare or pay a cash dividend on its capital stock if the effect thereof would cause the Association's regulatory capital to be reduced below the amount required for liquidity.

Note 17 - Earnings Per Share -

  The following illustrates the reconciliation of the numerators and denominators of the basic and diluted eps computations after restatement of shares due to the pooling of interest:


                                                1998                                     1997
                              -------------------------------------    ---------------------------------------
                                                             PER -                                       PER -
                                 INCOME        SHARES       SHARE         INCOME       SHARES           SHARE
                              (NUMERATOR)  (DENOMINATOR)    AMOUNT     (NUMERATOR)  (DENOMINATOR)      AMOUNT

                                                          (Dollars in Thousands
                                                            except per share data)


Basic EPS
 Income available to
   common stock-
   holders                     $   424       1,477,870      $.29           $316      1,423,759         $.22
                                                            ====                                       ====
Effect of Dilutive
 Securities:

Stock Options                                   21,077                                  27,226
                                             ---------                               ---------
Diluted EPS
 Income available to
   common stock-
   holders + assumed
   conversions                 $   424       1,498,947      $.28           $316      1,450,985         $.22
                               =======       =========      ====           ====      =========         ====


                                                 1996
                            ----------------------------------------------
                                                                    PER -
                            INCOME                SHARES           SHARE
                            (NUMERATOR)        (DENOMINATOR)       AMOUNT
                                          (Dollars in Thousands
                                         except per share data)

Basic EPS
 Income available to
   common stock-
   holders                   $ 146                1,423,618         $ .10

Effective Dilutive
  Securities:

Stock Options                                        29,368
                                                  ---------
Diluted EPS
  Income available to
  common stock-
  holders + assumed
  conversions                $ 146                1,452,986         $ .10
                             =====                =========         =====

Note 18 - Off-Balance Sheet Instruments -

  The Association is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Statements of Financial Condition.

  The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

  In the normal course of business, the Association has made commitments to extend credit of $2.6 million and $463,000 at December 31, 1998 and 1997, respectively. These amounts include unfunded loan commitments and lines of credit with rates adjusting at Wall Street Prime + 1 1/2%.

  The Association has entered into agreements with outside third parties to sell loans that it originates. The Association may be required to repurchase a loan if it becomes delinquent within a specified period of time as stated in the agreement. The total amount of loans originated and sold to these parties subject to repurchase amounted to $2.4 million and $2.4 million at December 31, 1998 and 1997, respectively.

Note 19 - Fair Value of Financial Instruments -

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Cash and Short-Term Investments - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.
  Securities - Fair value of securities available for sale is based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.
  Loans - The fair value for loans is estimated using discounted cash flow analyses, with interest rates currently being offered for similar loans to borrowers with similar credit rates. Loans with similar classifications are aggregated for purposes of the calculations. The allowance for loan loss, which was used to measure the credit risk, is subtracted from loans.
  Deposits - The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using discounted cash flow analyses, with interest rates currently offered for deposits of similar remaining maturities. Commitments to Extend Credit and Standby Letters of Credit - The fair value of commitments to extend credit and standby letters of credit were not significant.
  The estimated approximate fair values of Ponchatoula's financial in-struments as of December 31, 1998 and 1997 are as follows:



                                              1998                     1997

                                       CARRYING    FAIR         CARRYING     FAIR
                                       AMOUNT      VALUE        AMOUNT      VALUE

                                                     (In Thousands)
   Financial Assets:
     Cash and Short-Term Investments   $  3,703  $ 3,703       $  1,254  $  1,254
     Securities Available for Sale       21,190   21,190         17,450    17,450
     Securities - Held to Maturity       10,203   10,090         10,301    10,415
     Loans - Net                         52,640   52,933         29,483    29,294
                                        -------  -------       --------  --------
                                        $87,736  $87,916       $ 58,488  $ 58,413
                                        =======  =======       ========  ========


                                   (CONTINUED)

                                      1998                     1997

                              CARRYING     FAIR       CARRYING      FAIR
                               AMOUNT      VALUE      AMOUNT        VALUE

                                             (In Thousands)
    Financial Liabilities:
           Deposits           $39,829     $39,531      $42,111     $42,088
                              =======     =======      =======     =======


Note 20 - Contingencies -

 In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management and legal counsel, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

Note 21 - Concentrations of Credit -

 All of the Association's business activities are with customers in the Association's market area, which consists primarily of Tangipahoa Parish. The majority of such customers are depositors of the Association. The concentrations of credit by type of loan are shown in Note 3. Ponchatoula generally originates single-family residential loans within its primary lending area. It is also active in originating secured consumer loans to customers, primarily automobile and home equity loans.

Note 22 - Parent Company Financial Statements -

   The financial statements for Homestead Bancorp, Inc. (Parent Company
   Only) are presented below:




                           HOMESTEAD BANCORP, INC.
                      STATEMENT OF FINANCIAL CONDITION
                           as of December 31, 1998

                                   ASSETS

                                                             (In Thousands)

      Cash                                                     $    1,347
      Interest-Bearing Deposits in Other Institutions                 500
      Mortgage-Backed Securities Available for Sale                 2,459
      ESOP Loan Receivable                                            867
      Investment in Subsidiary                                     11,602
      Accrued Interest Receivable                                      24
                                                                ---------
                Total Assets                                    $  16,799
                                                                =========


                    LIABILITIES AND STOCKHOLDERS' EQUITY

      Income Taxes Payable                                      $       6
                                                                ---------
                Total Liabilities                                       6
      Stockholders' Equity:
        Common Stock                                                   15
        Paid-in Capital in Excess of Par                           12,942
        Retained Earnings                                           3,875
        Accumulated Other Comprehensive Income                         (6)
                                                                ---------
                                                                   16,826
        Common Stock Acquired by Management Recognition Plans         (33)
                                                                ---------
                Total Stockholders' Equity                         16,793
                                                                ---------

                Total Liabilities and Stockholders' Equity      $  16,799
                                                                =========

                           HOMESTEAD BANCORP, INC.
                             STATEMENT OF INCOME
      for the period from inception July 17, 1998 to December 31, 1998



                                                               (In Thousands)

  Income:
    Interest on Mortgage-Backed Securities                        $     28
    Interest on ESOP Note                                               38
    Other                                                                6
                                                                  --------
         Total Income                                                   72



  Expenses:
    Operating Expenses                                                  38
                                                                  --------
  Income Before Equity in Undistributed Net Income of Subsidiary        34

  Equity in Undistributed Net Income of Subsidiary                     403
                                                                  --------
         Net Income Before Income Taxes                                437

  Applicable Income Tax Expense                                         13
                                                                  --------
         Net Income                                               $    424
                                                                  ========

                           HOMESTEAD BANCORP, INC.
                           STATEMENT OF CASH FLOWS
      for the period from inception July 17, 1998 to December 31, 1998



                                                                (In Thousands)


Cash Flows From Operating Activities:
  Net Income                                                      $      424
  Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:

    Equity in Undistributed Net Income of Subsidiary                    (403)
      (Increase) Decrease in Accrued Interest Receivable                 (24)
      Increase (Decrease) in Income Taxes Payable                          6
                                                                  -----------
          Net Cash Provided by Operating Activities                        3


Cash Flows From Investing Activities:
  Purchase of Mortgage-Backed Securities                              (2,479)
                                                                  -----------
          Net Cash Used in Investing Activities                       (2,479)

Cash Flows From Financing Activities:
  Net Cash Proceeds from Sale of Stock                                 5,331
  Note Receivable Issued on ESOP                                        (896)
  Payment Received on Note                                                29
  Dividends Paid                                                        (148)
  MRP Shares Earned                                                        7
                                                                  -----------
          Net Cash Provided by Financing Activities                    4,323

Net Increase (Decrease) in Cash                                        1,847

Cash and Cash Equivalents - Beginning of Period                            -
                                                                  -----------
Cash and Cash Equivalents - End of Period                         $    1,847
                                                                  ===========
Supplemental Schedule of Noncash Investing and Financing
  Activities:

  Increase in Unrealized Gain (Loss) on Securities Available
    for Sale                                                      $      (20)
                                                                  ===========

  Increase (Decrease) in Deferred Tax Effect on Unrealized
    Gain (Loss) on Securities Available for Sale                  $       (7)
                                                                  ===========

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion compares the consolidated financial condition of Homestead Bancorp, Inc. (the "Company") and Subsidiary, Ponchatoula Homestead Savings, F.A. (the "Association") at December 31, 1998 to December 31, 1997 and the results of operations for the 12 months ended December 31, 1998 with the same periods in 1997. Currently, the business and management of Homestead Bancorp, Inc. is primarily the business and management of the Association. This discussion should be read in conjunction with the consolidated financial statements and footnotes included herein.

The Company and Association's results of operations depends primarily on their net interest income, which is the difference between interest and dividend income on interest-earning assets, which principally consist of loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing deposits and borrowings. Results of operations also are affected by the provision for losses on loans and leases (or recoveries of prior provisions for losses); the level of their noninterest income, including gain on sale of loans; their general, administrative and other expenses, including compensation and benefits, occupancy and equipment expense, federal insurance premiums, net real estate owned expense and miscellaneous other expenses; and their income tax expense.

This Annual Report includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate,"
"project," "expect," "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private
Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations include, but are not limited to, the following: changes in economic conditions (both generally and more specifically in the markets in which the Association operates); changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines and in government legislation and regulation (which change from time to time and over which the Company and Association have no control); and other risks detailed in this Annual Report and in the Company's other public filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Asset and Liability Management

In order to minimize the potential for adverse effects of material fluctuations in interest rates on the Company's and Association's results of operations, they have implemented and continue to monitor their asset and liability management policies to better match the maturities and repricing terms of their interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of (i) emphasizing the matching long-term fixed rate first mortgage loans with funding from long-term fixed rate FHLB Advances and matching short-term consumer loans, monthly adjustable lines of credit, adjustable rate mortgage-backed securities, and short-term treasury and agency securities with the relatively short-term deposit accounts of the institution.

From 1982 through 1994, the only single-family residential loans which the Association had originated for retention in its portfolio had been ARMs. All of the ARMs currently originated have interest rates which adjust annually, although the portfolio contains some ARMs which were originated in the mid 1980s with interest rates adjusting every three years. The Association's origination of ARMs has decreased due to the preference of it's customers for fixed-rate residential mortgage loans. The Assocation's portfolio of adjustable-rate, single-family residential mortgage loans and leases amounted to $6.8 million. Beginning in 1995, through January, 1998, the Association offered 15-year, fixed-rate residential mortgage loans for retention in its portfolio. These fixed rate loans retained in the portfolio have interest rates of 8.00% or above as of December 31, 1998 and a loan-to-value ratio of 80% or below.

From October 1990 to February 1998, the Association originated fixed-rate single-family residential mortgage loans to meet the needs of its customers and to generate fee income when the loans were sold. Upon origination, the fixed-rate loans were mainly sold to institutional investors in the secondary market in order to eliminate the interest rate risk associated with such loans, as well as to generate additional funds for lending and other purposes. These loans are accounted for as held for sale and are carried at the lower of cost or estimated market value in the aggregate. Loans held for sale were $267,000 and $1.4 million at December 31, 1998 and 1997, respectively. Commencing
February 1998, the Association amended its policy to provide for the retention of 15 and 30-year, fixed-rate residential mortgage loans, with such loans to be funded with long-term advances from the Federal Home Loan Bank ("FHLB") of Dallas. While loan originations have increased significantly, the amount of loans sold have continued to decline.

Currently, the Association only purchases mortgage-backed securities with adjustable interest rates that reprice at least annually and investment securities with terms of two years or less. The maturities of the investment securities are staggered so that a portion matures every quarter. In 1995 and 1996, the Association purchased approximately $10 million of adjustable-rate mortgage-backed securities (which reprice either monthly, semi-annually or annually) and funded the purchases with FHLB advances with interest rates that adjust monthly. These mortgage-backed securities were purchased in order to earn a positive spread above the average rate on the FHLB advances, and the average interest rate spread on these linked mortgage-backed securities and FHLB advances was 1.33% for 1998. In order to better match the maturity of its interest-bearing liabilities with the maturity of its interest-earning assets, the Association offers certificates of deposit with terms ranging from six months to one year. At December 31, 1998, $25.8 million or 85.8% of the Association's certificates of deposit mature in one year or less.

The Association considers its passbook accounts to be core deposits that are less likely to be withdrawn if interest rates rise, although the amount of passbook accounts has been steadily declining in recent years. The passbook accounts have variable interest rates, and the Association believes that it can adjust the interest rate on the accounts to retain a substantial portion of these deposits. Passbook accounts amounted to $7.2 million or 18.2% of total deposits at December 31, 1998, compared to $8.3 million or 19.6% of total deposits at December 31, 1997.

Finally, in order to manage its interest expense more effectively, the Association has elected to offer rates on its deposit accounts that are moderately lower than certain of its competitors' rates, and as a result has occasionally experienced deposit outflows. Pursuant to this policy, the Association has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market. This policy has assisted the Association in controlling its cost of funds.

The following table presents the difference between the Company's and the Association's interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 1998. This table does not necessarily indicate the impact of general interest rate movements on the Company's and the Association's net interest income, because the repricing of certain assets and liabilities is subject to competitive and other limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.


                                              0 Months      Over Three   Over One    Over Three   Over Five
                                              Through       Through      Through     Through      Through     Over Ten
                                            Three Months   12 Months   Three Years  Five Years   Ten Years     Years      Total

                                                                      (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1)(2):
    One-to four-family residential:
      Adjustable-rate                       $    2,094     $   6,366   $    310     $   161    $     -       $     -     $  8,931
      Fixed-rate                                    21             8         73          23        320        31,115       31,560
    Construction                                   699         6,542          -           -          -             -        7,241
    Commerical real estate                           -             -          -           -        116             -          116
    Consumer                                       548           361        706       1,394      1,310         4,029        8,348
  Leases receivable                                  -             2          -           6        187            79          274
  Adjustable-rate mortgage-backed
    securities                                   8,652        18,761          -           -          -             -       27,413
  Investment securities                            400         1,000        915           -          -             -        2,315
  FHLB stock                                     1,665             -          -           -          -             -        1,665
                                              --------     ---------   ---------    --------   --------      --------    --------
       Total interest-earning assets            14,079        33,040      2,004       1,584      1,933        35,223       87,863
  Interest-bearing liabilities:
    Passbook, money market and NOW
      Accounts (3)                                 486         1,457      3,887       3,887          -             -        9,717
    Certificates of deposit (4)                  9,815        16,025      3,352         920          -             -       30,112
    FHLB advances:
      Adjustable-rate                            9,300             -          -           -          -             -        9,300
      Fixed-rate                                     -             -          -           -      7,756        15,709       23,465
                                              --------     ---------   ---------    --------   --------      --------    --------
       Total interest-bearing liabilities       19,601        17,482      7,239       4,807      7,756        15,709       72,594
                                              --------     ---------   ---------    --------   --------      --------    --------
    Interest rate sensitivity gap             $ (5,522)    $  15,558   $ (5,235)    $(3,223)   $(5,823)      $19,514     $ 15,269
                                              =========    =========   =========    ========   ========      ========    ========
    Cumulative interest rate sensitivity
      gap                                     $ (5,522)    $  10,036   $  4,801     $ 1,578    $(4,245)      $15,269
                                              =========    =========   =========    ========   ========      ========
    Percentage of cumulative gap
      to total assets                            (6.22)%       11.30%      5.41%       1.78%     (4.78)%       17.19%
                                              =========    =========   =========    ========   ========      ========
    Cumulative ratio of interest-earning
      assets to interest-bearing liabilities     71.83%       127.06%    110.83%     103.21%     92.54%       121.03%
                                              =========    =========   =========    ========   ========      ========

__________________________

(1) Loans receivable are gross of loans in process, deferred fees, unearned discounts, and allowance for loan losses.

(2) Adjustable-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate assets are included in the periods in which they are scheduled to mature, without reflecting scheduled amortization or any estimated prepayments.

(3) Although the Association's passbook, money market and NOW accounts are generally subject to immediate withdrawal, management considers a substantial amount of these accounts to be core deposits having significantly longer effective maturities based on the Association's retention of such deposits in changing interest rate environments. The decay rate used on these accounts was 20% per year over the first five years, which is faster than the actual withdrawals experienced by the Association in the last two years. If all of the Association's passbook, money market and NOW accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $5.5 million or 6.1% of total assets.

(4) It is assumed that certificates of deposit will not be withdrawn prior to maturity.

Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Company's portfolio equity on a quarterly basis, in an attempt to ensure that interest rate risk is maintained within limits established by the Board of Directors. The Office of Thrift Supervision ("OTS") adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement, although the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. Because a 200 basis point increase in interest rates would have resulted in less than a 2% decrease in the Company's NPV as a percentage of the estimated market value of its assets as of December 31, 1998, the Company would not have been subject to any capital deduction as of December 31, 1998 if the regulation had been effective as of such date. The following table presents the Company's NPV as of December 31, 1998, as calculated by the OTS, based on information provided to the OTS by the Company.



       Change in                                                                       Change in
     Interest Rates                                               NPV as % of         NPV as % of
    in Basis Points              Net Portfolio Value            Portfolio Value       Portfolio Value
      (Rate Shock)      Amount        $ Change     % Change       of Assets           of Assets (1)
                               (Dollars in Thousands)

          400         $ 12,336        $   966         8.0%            15.4%               2.3%
          300           12,532          1,161         10.0            15.3                2.2
          200           12,497          1,126         10.0            14.9                1.8
          100           12,167            797          7.0            14.3                1.1
       Static           11,370              -            -            13.1                  -
         (100)           9,927         (1,443)       (13.0)           11.3               (1.8)
         (200)           7,993         (3,378)       (30.0)            9.0               (4.1)
         (300)           5,863         (5,507)       (48.0)            6.6               (6.6)
         (400)           3,388         (7,982)       (70.0)            3.8               (9.4)



(1) Based on the portfolio value of the Company's assets assuming no change in interest rates.

As shown by the table above, increases in interest rates will result in increases in net portfolio value, while decreases in interest rates will result in declines in net portfolio value.

Changes in Financial Condition

The Company's total assets increased from $59.6 million at December 31, 1997 to $88.8 million at December 31, 1998.

At December 31, 1998, net loans and leases receivable (including loans held for sale) were $52.6 million or 59.3% of total assets. Of the total loan and lease portfolio, $44.1million or 83.8% consisted of single-family residential loans or leases (including construction of single-family residences). Consumer loans accounted for $8.3 million or 15.9% of the total loan and lease portfolio at December 31, 1998, while the remainder of the portfolio consisted of $116,000 of commercial real estate loans and leases and $83,000 of unimproved land loans.

Mortgage-backed securities and investment securities represented
30.9% and 2.6% of total assets, respectively, at December 31, 1998, and cash and cash equivalents amounted to 4.2% of total assets at such date.

Non-performing assets have increased from .29% of total assets at December 31, 1997 to .43% of total assets at December 31, 1998. Non-accruing single-family residential loans and leases represented 100% of the total non-performing assets at December 31, 1998. At December 31, 1998, allowance for loan and lease losses equaled $302,000, representing .57% of total loans and leases outstanding and 78.9% of total non-performing assets.

Total deposits decreased during 1998 to $39.8 million at December 31, 1998 from $42.1 million at December 31, 1997. Certificate accounts decreased by $1.3 million or 4.2% during 1998, while transaction accounts decreased by $961,000 or 9.0% during 1998. The decrease in total deposits is attributable to the increased competition which offers higher interest rates.

Total stockholders' equity was $15.9 million at December 31, 1998, an increase of $10.2 million or 178% from December 31, 1997, which mainly can be attributed to the sale of additional shares of the Company's stock in the conversion. In addition, the Company had net income of $424,000 in 1998, less dividends of $209,000 combined with the change in unrealized gain (loss) on securities available for sale during 1998 of $29,000. The Mutual Holding Company waived the receipt of $182,000 in dividends during 1998 on the shares owned by it prior to the conversion.

Results of Operations

The Company's net income increased by $108,000 or 34.2% in 1998 and increased by $170,000 or 116.4% in 1997 over the respective prior periods. The fluctuation was primarily due to an increase in net interest income after provision for recovery of loan and lease losses of $318,000 or 18.2%, combined with an increase in non-interest income of $120,000 or 32.2%, offset by an increase in non-interest expense of $270,000 or 16.7%, and an increase of $60,000 or 32.4% in income tax expense. The increase in non-interest income is due to an increase in loan fees of $134,000 or 70.9%, due to an increase in the volume of loans closed and retained in house. The increase in total non-interest expense was attributable to an increase of $98,000 or 11.3% in compensation expense combined with an increase of $158,000 or 28.2% in other non-interest expense. The increase in other non-interest expense is attributable to the increase of professional fees and services of $95,000 or 44.4%, in connection with the increased loan volume. The increase in compensation expense of $98,000 is due to the establishment of an ESOP during 1998 which resulted in $36,000 in ESOP compensation expense combined with an increase in employee compensation due to an increase in bonuses paid during 1998.

Net Interest Income

The Company's net interest income is determined by its average interest rate spread (i.e., the difference between the average yields earned on its interest-earning assets and the average rates paid on its interest-bearing liabilities), the relative amounts of interest-earning assets and interest-bearing liabilities and the degree of mismatch in the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities.

With the decrease in interest rates in 1998, Ponchatoula's average interest rate spread decreased to 2.11% for 1998 from 2.65% for 1997, as the average yield on total interest-earning assets declined by 40 basis points combined with an increase of 14 basis points in the average rate paid on total interest-bearing liabilities. This decrease in the average interest rate spread was partially offset by an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 118.18% for 1998 from 108.20% for 1997.

In 1997, the average interest rate spread increased to 2.65% from 2.54% in 1996, as the average yield on total interest-earning assets decreased by 13 basis points and the average rate paid on total interest-bearing liabilities decreased by 24 basis points. The lower rate on interest-bearing liabilities in 1997 was mainly due to certificates of deposit. The benefit of this increased spread was partially offset by a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities to 108.2% from 109.01% for 1996.

Net interest income increased by $388,000 or 22.4% in 1998 and by $47,000 or 2.8% in 1997, over the respective prior periods. The increases were due to increases in the ratio of average interest-earning assets to average interest-bearing liabilities for 1998 and due to increases in the average interest rate spread for 1997.

Average Balances, Net Interest Income and Yields Earned and Rates Paid.
The following table presents for the periods indicated the total dollar amount of interest income from the Company's average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on monthly balances.


                                                   1998                               1997                       1996
                                        Average              Yield/      Average              Yield/     Average            Yield/
                                        Balance   Interest   Rate(1)     Balance   Interest   Rate      Balance   Interest   Rate
                                                                              (Dollars In Thousands)
Interest-earning assets:
  Loans and leases receivable(2)        $ 39,360   $ 3,214    8.17%      $28,403    $2,429    8.55%      $27,597   $2,384    8.64%
  Mortgage-backed securities              25,535     1,454    5.69        25,246     1,576    6.24        24,861    1,621    6.52
  Investment securities                    3,652       209    5.72         2,469       145    5.87         2,293      155    6.76
  Other interest-earning assets            5,558       284    5.11         1,621        97    5.98         2,328      116    4.98
                                        --------   -------   ------      -------    ------   -----       -------   ------   -----
    Total interest-earning assets         74,105     5,161    6.96        57,739     4,247    7.36        57,079    4,276    7.49
                                                   --------  ------                 ------   -----                 ------   -----
Noninterest-earning assets                 1,529                           1,591                           1,278
                                        --------                         -------                         -------
    Total assets                        $ 75,634                         $59,330                         $58,357
                                        ========                         ========                        =======
Interest-bearing liabilities:
  Deposits                              $ 41,371     1,840    4.45       $43,607     1,971    4.52       $44,733    2,158    4.82
  FHLB advances                           21,336     1,201    5.63         9,755       544    5.58         7,630      433    5.67
                                        --------   -------   ------      -------    ------   -----       -------   ------   -----
    Total interest-bearing
      liabilities                         62,707     3,041    4.85        53,362     2,515    4.71        52,363    2,591    4.95
                                                   --------  ------                 ------   -----                 ------   -----
Noninterest-bearing liabilities              472                             391                             452
                                        --------                         -------                         -------
    Total liabilities                     63,179                          53,753                          52,815
Stockholders' equity                      12,455                           5,577                           5,542
                                        --------                         --------                        -------
    Total liabilities and stockholders'
      equity                            $ 75,634                         $59,330                         $58,357
                                        ========                         ========                        =======
Net interest income; average interest
  rate spread                                      $ 2,120    2.11%                 $1,732    2.65%                $1,685    2.54%
                                                   =======  =======                 ======  =======                ======  ======
Net interest margin(3)                                        2.86%                           3.00%                          2.95%
                                                            =======                         =======                        =======
Average interest-earning assets to
  average interest-bearing liabilities                      118.18%                         108.20%                        109.01%
                                                            =======                         =======                        =======


(1)  At December 31, 1998, the weighted average yields earned and rates paid were as follows: loans and leases receivable,
     7.62%; mortgage-backed securities, 6.30%; investment securities, 5.72%; other interest-earning assets, 5.19%, total interest-earning assets, 7.12%; deposits, 4.25%; FHLB advances, 5.51%; total interest-bearing liabilities, 4.81%; and
     average interest rate spread, 2.31%.
(2)  Includes loans classified as held for sale.
(3)  Equals net interest income divided by average interest-earning assets.


Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), and (ii) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.


                                                         1998 vs. 1997                               1997 vs. 1996
                                                  ---------------------------------     ----------------------------------
                                                  Increase(Decrease)       Total         Increase(Decrease)       Total
                                                       Due to             Increase             Due to           Increase
                                                  Rate         Volume    (Decrease)      Rate        Volume    (Decrease)
                                                                             (In Thousands)

Interest-earning assets:
  Loans and leases receivable(1)                  $(119)       $  904      $ 785        $ (23)        $ 68        $ 45
  Mortgage-backed securities                       (141)           19       (122)         (69)          24         (45)
  Investment securities                              (5)           69         64          (21)          11         (10)
  Other interest-earning assets                     (17)          204        187           21          (40)        (19)
                                                  ------       ------      ------       -------       -----       -----
    Total interest-earning assets                  (282)        1,196        914          (92)          63         (29)
                                                  ------       ------      ------       -------       -----       -----
Interest-bearing liabilities:
  Deposits                                          (40)          (91)      (131)        (134)         (53)       (187)
  FHLB advances                                      10           647        657           (8)         119         111
                                                  ------       ------      ------       -------       -----       -----
    Total interest-bearing liabilities              (30)          556        526         (142)          66         (76)
                                                  ------       ------      ------       -------       -----       -----
Increase (decrease) in net interest income        $(252)      $   640       $388        $  50        $  (3)       $ 47
                                                  ======      =======      ======       =======      =======      =====


(1)    Includes loans classified as held for sale.


Interest Income

Interest on loans and leases increased by $785,000 or 32.3% in 1998 and by $45,000 or 1.9% in 1997 from the respective prior periods. The increases in 1998 and 1997 were due to increases of 38.6% and 2.9%, respectively, in the average balance of loans and leases receivable. The increase in the average balance in 1998 was the result of an increase in single-family residential loans and consumer loans, offset by a decrease in construction loans and single-family residential leases. The increase in the average balance in 1997 was the result of an increase in single-family residential loans, and consumer loans, offset by a decrease in construction loans and single-family residential leases. The increased average balances were partially offset by decreases in the average yield to 8.17% in 1998 from 8.55% in 1997 and 8.64% in 1996.

Interest on mortgage-backed securities decreased by $122,000 or 7.74% in 1998 and decreased by $45,000 or 2.8% in 1997 from the respective prior periods. The decrease in 1998 was due to a decrease in the average yield to 5.69% from 6.24% in 1997, offset by an increase of $289,000 or 1.1% in the average balance. The decrease in 1997 was due to a decrease in the average yield to 6.24% from 6.52% in 1996, offset by an increase of $385,000 or 1.5% in the average balance.

In 1997 the amount of mortgage-backed securities purchased substantially declined, resulting in a decrease in the average balance. Because the Association implemented its strategy of having $10 million of mortgage-backed securities linked to FHLB advances in 1996, fewer mortgage-backed securities were purchased in 1997 and 1998.

Interest on investment securities increased by $64,000 or 44.1% in 1998 and decreased by $10,000 or 6.4% in 1997, from the respective prior periods. The increase in 1998 was due to a decrease in the average yield to 5.72% from 5.87% in 1997, offset by an increase in the average balance of $1.2 million or 47.9%. The decrease in 1997 was due to a decrease in the average yield to 5.87% from 6.76% in 1996, offset by an increase in the average balance of investment securities of $176,000 or 7.7%. The fluctuation in the average yields was primarily due to the maturity of higher yielding, two-year U.S. government agency securities, with the proceeds invested in similar securities with lower yields.

Other interest income, which consists of interest on interest-bearing deposits in other institutions and dividends on FHLB stock, increased by $187,000 or 192.8% in 1998 and by $19,000 or 16.4% in 1997 from the
respective prior periods.   The increase in 1998 is the result of the
increase in the interest-bearing deposit accounts and purchase of additional FHLB stock which increased the average balance by $3.9 million or 242.9%. The decrease in 1997 is the result of a $707,000 or 30.4% decrease in the average balance, partially offset by an increase in the average yield to 5.98% from 4.98% in 1996.

Total interest income increased by $914,000 or 21.5% in 1998 and decreased by $29,000 or .7% in 1997 from the respective prior periods.
  The increase in 1998 was the result of an increase of $16.4 million or 28.3% in the average balance of interest-earning assets, offset by a decrease in the average yield of 40 basis points. The decrease in 1997 was primarily attributable to the overall decrease of 13 basis points in the average yield, offset by an increase of $660,000 or 1.2% in the average balance.

Interest Expense

Interest on deposits decreased by $131,000 or 6.6% in 1998 and decreased by $187,000 or 8.7% in 1997 from the respective prior periods. The decrease in 1998 was due to a decrease in the average balance of deposits of $2.2 million or 5.1% and a decrease in the average yield to 4.45% from 4.52% for 1997. The decrease in 1997 was due to a decrease in the average balance of $1.1 million or 2.5%, and a decrease in the average yield to 4.52% from 4.82% for 1996.

Interest on FHLB advances increased by $657,000 or 120.8% in 1998 and by $111,000 or 25.6% in 1997. The increases in 1998 and 1997 were due to increases in the average balance of FHLB advances of $11.6 million for 1998 and $2.1 million for 1997 with the increase in 1998 combined with an increase in the average yield to 5.63% in 1998 from 5.58% in 1997 and 5.67% in 1996. Specific mortgage-backed securities, with a fair value of $6.1 million, were pledged to the FHLB as collateral securing the advances at December 31, 1998.

Provision for (Recovery of) Loan and Lease Losses

Provision for (recovery of) loan and lease losses was $54,000, $(16,000) and $3,000 for 1998, 1997 and 1996, respectively. These provisions were based upon, among other variables, non-accruing loans totaling $383,000, $173,000 and $365,000 at December 31, 1998,
1997 and 1996, respectively. The provision in 1998 was primarily due to the $210,000 or 121.4% increase in non-accruing loans during 1998, in addition to the $24.3 million increase in the net loan and lease portfolio.

Noninterest Income

Gains on sales of loans decreased by $30,000 or 18.0% in 1998 and increased by $73,000 or 30.4% in 1997, over the respective prior periods. The fluctuations are based primarily upon changes in the amount of loans sold. The decrease in 1998 was primarily due to
decreased loan demand.  The amounts of loans sold were $    million in
1998, $8.7 million in 1997 and $9.9 million in 1996. At the time the loan is sold, income is recognized in the amount of loan fees that were deferred at the time of origination. Because the Association is retaining a significant portion of newly originated, 30-year fixed-rate mortgages, the amount of loans sold and the related gains on sales declined.

Loan fees and service charges increased by $134,000 or 70.9% in 1998 and by $3,000 or 1.6% during 1997. These increases are attributable to more in-house loans being originated and an increase in late charges on mortgage and consumer loans.

Other income, which primarily consists of service fees on deposit accounts and withdrawal penalties on certificates of deposit, increased by $16,000 or 94.1% in 1998 and decreased by $9,000 or 112.5% in 1997 from the respective prior periods.

Noninterest Expenses

Compensation and benefits increased by $98,000 or 11.3% in 1998 and by $51,000 or 6.2% in 1997 over the respective prior periods. The increase in 1998 was due primarily to an increase in salaries and officers compensation, the result of annual raises during 1998, as well as the ESOP compensation expense. At December 31, 1998 and 1997,
Ponchatoula had 21 full-time and one   part-time employee. The
increase in 1997 is primarily attributable to an increase in salaries of $27,000 or 4.7% and an increase in health insurance of $13,000 or 24.8%.

Occupancy and equipment expense increased by $37,000 or 26.4% in 1998 and by $11,000 or 7.3% in 1997, compared to the respective prior periods. As of 1997, all new assets purchased are being depreciated using the straight-line method instead of accelerated methods. Depreciation expense increased by $8,000 or 27.6% in 1998 due to new
assets acquired.   During 1997, depreciation expense decreased by
$14,000 or 32.6% as a result of certain assets becoming fully depreciated in 1996 and less assets acquired during 1997.

Federal insurance premiums increased by $4,000 or 17.4% in 1998 and decreased by $353,000 or 93.9% in 1997, compared to the respective prior periods. These fluctuations were primarily due to the special SAIF assessment imposed on all SAIF-insured institutions as of September 30, 1997, which amounted to $284,000 for the Association. Excluding this special SAIF assessment, federal insurance premiums increased by $4,000 or 17.4% in 1998 and decreased by $69,000 or 75.0% in 1997 over the respective prior periods. The decrease in 1997 reflects a decrease in the deposit insurance assessment rates as of January 1, 1997.

The Company incurred $-0- of net real estate owned expense in 1998 after recognizing net expense from its real estate owned of $27,000 in 1997 and income of $3,000 in 1996. Net (gains) losses on the sale of real estate owned which are included in such expense amounted to $-0-, $23,000 and $(7,000) in 1998, 1997, and 1996, respectively.

Other expenses, which consist of professional fees, data processing fees, postage and supplies and other miscellaneous items, increased by $158,000 or 28.2% in 1998 and decreased by $7,000 or 1.2% in 1997.
The increase in 1998 was a result of an increase in data processing fees, professional fees in connection with the increased loan volume and other expenses, offset by a reduction in postage and supplies and insurance. The decrease in 1997 was a result of a decrease in professional fees and data processing fees, offset by an increase in postage and supplies and other expenses.

Total noninterest expenses increased by $270,000 or 16.7% in 1998 and decreased by $290,000 or 15.2% in 1997 over the respective prior periods. The increase in 1998 was attributable to an increase of $98,000 in compensation expense combined with an increase of $158,000 in other non-interest expense. Compensation expense increased due to the Company sponsoring an ESOP plan in 1998 in addition to annual salary increases and increases in bonuses paid. Other non-interest expense increased due to an increase in professional fees due to the increased loan volume as well as increases in other non-interest expenses.

Federal Income Taxes

Federal income taxes increased by $60,000 or 32.4% in 1998 and increased by $125,000 or 208.3% in 1997, compared to the respective
prior periods.  The increase in 1998 resulted from a   33.5% increase
in pre-tax income offset by a decrease in the effective tax rate to 36.6% in 1998 from 36.9% in 1997. See Note 10 of Notes to Financial Statements. The increase in 1997 resulted primarily from a 143.2% increase in pre-tax income and an increase in the effective tax rate to 36.9% in 1997 from 29.1% in 1996.

Liquidity and Capital Resources

The Company is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings institution maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. Ponchatoula's liquidity amounted to 55.2% and 7.5% at December 31, 1998 and 1997, respectively.

In 1998 and 1997, cash was provided by operating activities by net income and the sale of loans in excess of the amount of loans originated for sale. Other adjustments to reconcile net income to net cash provided by operations during 1998 and 1997 consisted primarily of net amortization of premiums on securities, depreciation, and increases or decreases in various receivable and payable accounts.
The primary investing activities are the origination of loans and the purchase of mortgage-backed securities and investment securities. In 1998, investing activities used $27.0 million of cash, as the amount of mortgage-backed securities purchased exceeded the maturing or called securities by $2.9 million, and the increase in loans and leases amounted to $24.4 million. In 1997, investing activities provided $184,000 of cash, as the amount of mortgage-backed securities maturing exceeded the amount purchased by $2.2 million and loans and leases increased by $1.8 million. The primary financing activities in 1998 and 1997 consisted of deposits and FHLB advances. In addition, in 1998 $9.9 million was provided from the net proceeds from the issuance of common stock. Financing activities provided $27.7 million of cash in 1998 and used $1.6 million of cash in 1997. Overall, cash and cash equivalents increased by $2.4 million and declined by $44,000 in 1998 and 1997, respectively. See the Statements of Cash Flows in the Financial Statements.

At December 31, 1998, the Association had no commitments to originate adjustable-rate loans. At the same date, scheduled maturities of certificates of deposit during the succeeding 12 months amounted to $25.8 million. Management of the Association believes that it has adequate resources to fund all of its commitments and that it can adjust the rates on certificates of deposit to retain deposits in changed interest rate environments. If the Association requires funds beyond its internal funding capacities, advances from the FHLB of Dallas are available as an additional source of funds.

Under applicable OTS regulations, Ponchatoula is required to maintain regulatory capital sufficient to maintain minimum total risk-based, Tier 1 risk based, and Tier 1 leverage ratios of at least 8.0%, 4.0% and 4.0%, respectively. At December 31, 1998, the Association had total risk-based, Tier 1 risk based and Tier 1 leverage ratios of 30.4%, 29.7% and 12.5%, respectively. See Note 15 of Notes to Financial Statements.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation.

The Year 2000

The Company began the process of preparing its computer systems and applications for the Year 2000 in 1997. The process involves identifying and resolving date recognition problems in computer systems and software, and to a lesser extent, other operating equipment, that could be caused by the date change from December 31, 1999 to January 1, 2000.

The Company has completed its review of all business processes that could be affected by the Year 2000 issue. The review revealed that substantially all vendors which service the Company have provided regular updates as to their progress in becoming Year 2000 compliant. The Company keeps track of the vendors' compliance efforts. It is expected that management will approve a $5,000 to $10,000 budget for future Year 2000 compliance. This amount is in addition to the $12,000 of past expenditures regarding the Company's Year 2000 compliance. Management does not believe that issues related to the Year 2000 are reasonably likely to have or will have a material effect on the Company's liquidity, capital resources, or results of operation.

However, management's ability to predict the results or the effects of Year 2000 issues is inherently uncertain and subject to factors that may cause actual results to materially differ from those anticipated. Factors that could affect actual results include the possibility that contingency plans and remediation efforts will not operate as intended, the Company's failure to timely or completely identify all software and hardware applications that require remediation, unexpected costs, and the general uncertainty associated with the impact of Year 2000 issues on the banking industry, the Company's customers, vendors, and others with whom it conducts business.
Readers are cautioned not to place undue reliance on these forward looking statements.


                       PONCHATUOLA HOMESTEAD SAVINGS, F.A.


                               OFFICERS AND STAFF

            Ponchatoula Office                              Amite Office

L. C. Caldwell, Jr.         Donna D. Hanna                 Renee P. Mangano
President and CEO           Mortgage Loan Specialist       Branch Manager/
                                                           Consumer Loan Officer
Barbara B. Theriot          Lori D. Meissner               Mortgage Loan Officer
Secretary-Treasurer         Information Systems
                            Manager                        Marsha V. Spring
Denise P. Hoover                                           Customer Service Representative
Asst.  Vice President/
Mortgage Loan Closing       Patti M. Stephens              Stephanie G. Campo
                            Deposit Account                Customer service Representative
William D. McCormick        Counselor
Asst. Vice President/
Consumer Loan Manager       Brenda H. Davis
                            Asst. Manager/
Betty F. Whann              Mortgage Loan Department
Asst. Vice President/
Consumer Loan Coordinator   Catherine T. Bardwell          Office Locations
                            Mortgage Loan Officer
Karen S. Bates                                             195 North Sixth Street
Asst. Vice President/       Betty L. Plauche               Ponchatoula, LA 70454
Insurance                   Mortgage Loan Coordinator
                                                           113 North Bay Street
Brian E. Steib                                             Amite, LA 70462
Asst. Vice President/       Teresa A. Wiley
Special Assets Manager      Mortgage Loan Processor
Consumer Loan Officer
                            Shana P. Wells
Marian L. Kinchen           Customer Service Representative
Asst. Vice President/
Manager-Mortgage            Lois D. Freeman
Loan Department             Customer Service Representative

Kelly B. Morse
Controller



                           HOMESTEAD BANCOPP, INC.


DIRECTORS                   Officers                 Office Location
Dr. M. J. Schanzbach        L. C. Caldwell, Jr.      195 North Sixth Street
Chairman                    President & CEO          Ponchatoula, LA 70454

John C. Bohning             Barbara B. Theriot       General Counsel
Vice-Chairman               Secretary-Treasurer
                                                     Allen B. Pierson, Jr.
Allen B. Pierson, Jr.       Kelly B. Morse           Post Office Box 748
Director                    Controller               Ponchatoula, LA 70454

Barbara B. Theriot                                   Special Counsel
Director
                                                     Elias, Matz, Tiernan & Herrick
Dennis E. James                                      734 15th Street, N.W.
Director                    Director Emeritus        12th Floor
                                                     Washington, D.C. 20005
Robert H. Gabriel           H. J. Gabriel, Jr.
Director                                             Independent Auditor

L. C. Caldwell, Jr.         P. C. Granier            Hannis T. Bourgeois, LLP
Director                                             2322 Tremont Drive
                                                     Suite 200
                                                     Baton Rouge, LA 70809


   Transfer Agent and Registrar          Information Requests

   Registrar and Transfer Company        Requests for copies of Form 10-Q
   10 Commerce Drive                     or Form 10-K should be made to:
   Cranford, New Jersey 07016                President
                                             Homestead Bancorp, Inc.
                                             195 North Sixth Street
                                             Ponchatoula, LA 70454

                          Stock Information

            The company's stock is traded on the NASDAQ Small Cap Market under the symbol HSTD. The IPO closed on July 17, 1998. Between July 17 and December 31 the stock traded in a range from $6.75 to $10.00 per share.

            Two cash dividends of $0.05 per share were paid to stockholders on September 25 and December 18, 1998.