Form 10KSB40, Exhibit 13
period 1999-12-31
HOMESTEAD BANCORP INC
filed 2000-03-30
CIK 1059078

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1999

                      PONCHATOULA, LOUISIANA

              HOMESTEAD BANCORP, INC. AND SUBSIDIARY






                               CONTENTS



  Financial Highlights................................       Page     1


  Independent Auditor's Report........................                2


  Consolidated Statements of Financial Condition
    as of December 31, 1999 and 1998...................               3


  Consolidated Statements of Income for the years ended
    December 31, 1999, 1998 and 1997....................              4


  Consolidated Statements of Stockholders' Equity for the years
    ended December 31, 1999, 1998 and 1997..............            5 - 6


  Consolidated Statements of Cash Flows for the years
    ended December 31, 1999, 1998 and 1997...............           7 - 8


  Notes to the Consolidated Financial Statements
         December 31, 1999, 1998 and 1997.................          9 - 32

  Management's Discussion and Analysis of Financial
      Condition and Results of Operations...................       33 - 44

                HOMESTEAD BANCORP, INC. AND SUBSIDIARY
                         FINANCIAL HIGHLIGHTS
                        (Dollars in thousands)

                                                                   DECEMBER 31,

                                         1999            1998           1997                1996                1995
Selected Financial
Condition and Other Data:
Total assets                           $102,450       $ 88,819       $ 59,580            $ 60,691            $ 56,876
Cash and cash equivalents (1)               889          3,703          1,254               1,298               2,244
Securities available for sale            26,051         19,525         16,866              18,871              19,207
Securities held to maturity                   -         10,203         10,301              10,254               6,259
Loans held for sale                         133            267          1,414               2,290               1,766
Loans and leases receivable, net         71,507         52,373         28,069              26,150              25,860
Real estate owned, net                        -              -              -                 141                   -
Deposits                                 38,039         39,829         42,111              44,427              44,889
Stockholders' Equity                     13,031         15,942          5,735               5,443               5,484
Full service offices                          2              2              2                   2                   2

                                                               YEAR ENDED DECEMBER 31,
                                         1999            1998           1997                1996                1995
Selected Operating Data:
Total interest income                  $  6,673       $  5,161       $  4,247           $   4,276           $   3,988
Total interest expense                    4,080          3,041          2,515               2,591               2,342
  Net interest income                     2,593          2,120          1,732               1,685               1,646
Provision for (recovery of)
  loan and lease losses                      (4)            54            (16)                  3                  (6)
  Net interest income after provision
  for (recovery of) losses                2,597          2,066          1,748               1,682               1,652
Noninterest income                          351            493            373                 434                 378
Noninterest expenses                      2,120          1,890          1,620               1,910               1,571
Income before provision for income taxes    828            669            501                 206                 459
Income taxes                                270            245            185                  60                 150
     Net Income                        $    558       $    424        $   316          $      146           $     309


                                                       AT or FOR YEAR ENDED DECEMBER 31,
                                         1999            1998           1997                1996                1995
Selected Ratios (2):
Return on average assets                   .57%           0.56%          0.53%               0.25%               0.57%
Return on average equity                  3.99            3.41           5.67                2.63                5.85
Average equity to average assets         14.19           16.47           9.40                9.50                9.78
Equity to assets at end of period        12.72           17.95           9.63                8.97                9.64
Dividend payout ratio (3)                49.82           92.21         134.49              211.64               77.67

(1) Includes cash and due from banks as well as interest-bearing deposits in other institutions.
(2) With the exception of end of period ratios, all ratios are based on average monthly balances during 1999, 1998 and 1997 and average quarterly balances during the prior years.
(3) Prior to 1999, ratio based upon total dividends declared, including dividends, waived by Homestead Mutual Holding Company.


                    Independent Auditor's Report

To the Shareholders and Board of Directors of Homestead Bancorp, Inc. and Subsidiary Ponchatoula, Louisiana

We have audited the Consolidated Statements of Financial Condition of Homestead Bancorp, Inc. and Subsidiary as of December 31, 1999 and 1998, and the related Consolidated Statements of Income, Stockholders' Equity and Cash Flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homestead Bancorp, Inc. and Subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.
                                     Respectfully submitted,




                                    HANNIS T. BOURGEOIS, LLP



Baton Rouge, Louisiana
January 13, 2000

                     HOMESTEAD BANCORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                       as of December 31, 1999 and 1998

                                   ASSETS

                                                                                   1999           1998

                                                                                     (In Thousands)
Cash                                                                             $    633    $     609
Interest-Bearing Deposits in Other Institutions                                       256        3,094
Securities:
  Investment Securities Available for Sale (Amortized Cost of $2.2 million and
    $2.3 million)                                                                   2,180        2,315
  Mortgage-Backed Securities Available for Sale (Amortized Cost of $24.1 million
    and $17.2 million)                                                             23,871       17,210
  Mortgage-Backed Securities Held to Maturity (Fair Value of $10.1 million
    in 1998)                                                                            -       10,203
  Federal Home Loan Bank Stock, at Cost                                             2,649        1,665
  Other                                                                               103            -
      Total Securities                                                             28,803       31,393
Loans Held for Sale                                                                   133          267
Loans Receivable                                                                   71,594       52,401
Leases Receivable                                                                     208          274
      Total Loans and Leases Receivable                                            71,802       52,675
Less:  Allowance for Loan and Lease Losses                                           (295)        (302)
      Net Loans and Lease Receivables                                              71,507       52,373
Premises and Equipment, Net                                                           517          547
Accrued Interest Receivable                                                           567          483
Other Assets                                                                           34           53
      Total Assets                                                               $102,450    $  88,819

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                         $  38,039    $ 39,829
Advances from Borrowers for Taxes and Insurance                                         61          51
Advances from Federal Home Loan Bank                                                51,097      32,765
Income Taxes Payable                                                                   145         141
Other Liabilities                                                                       77          91
      Total Liabilities                                                             89,419      72,877

Commitments and Contingencies
Stockholders' Equity:
  Common Stock - $0.01 Par Value; 10,000,000  Shares Authorized,
      1,477,870 Shares Issued in 1999 and  1998                                         15          15
  Paid-in Capital in Excess of Par                                                  12,929      12,942
  Retained Earnings - Substantially Restricted                                       4,175       3,875
  Accumulated Other Comprehensive Income                                              (156)         (6)
  Treasury Stock - 321,183 and 0 Shares, at Cost                                    (2,795)          -
                                                                                    14,168      16,826
  Unearned ESOP Shares                                                                (761)       (851)
  Common Stock acquired by Management Recognition  Plans                              (376)        (33)
      Total Stockholders' Equity                                                    13,031       15,942

      Total Liabilities and Stockholders' Equity                                  $102,450     $ 88,819


The accompanying notes are an integral part of these financial statements.

                                   3

                             HOMESTEAD BANCORP, INC. AND SUBSIDIARY

                               CONSOLIDATED STATEMENTS OF INCOME

                      for the years ended December 31, 1999, 1998 and 1997


                                                           1999         1998        1997
                                                      (In Thousands, except per share data)
Interest Income:
  Loans and Leases                                     $  4,804      $  3,214      $   2,429
  Investment Securities                                     286           209            145
  Mortgage-Backed Securities                              1,450         1,454          1,576
  Other                                                     133           284             97
          Total Interest Income                           6,673         5,161          4,247

Interest Expense:
  Deposits                                                1,667         1,840          1,971
  Borrowings                                              2,413         1,201            544
      Total Interest Expense                              4,080         3,041          2,515

      Net Interest Income                                 2,593         2,120          1,732
 Provision for (Recovery of) Loan and Lease Losses           (4)           54            (16)
      Net Interest Income After Provision for
      (Recovery of) Loan and Lease Losses                 2,597         2,066          1,748

Noninterest Income:
  Gain on Sale of Loans                                      36          137            167
  Loan Fees and Service Charges                             291          323            189
  Other Income                                               24           33             17
      Total Noninterest Income                              351          493            373

Noninterest Expenses:
    Compensation and Benefits                             1,059          967            869
    Occupancy and Equipment Expense                         188          177            140
    Federal Insurance Premium                                25           27             23
  Loss on Sale of Securities                                 20            -              -
    Net Real Estate Owned Expense                            11            -             27
    Other Expenses                                          817          719            561
      Total Noninterest Expenses                          2,120        1,890          1,620

      Income Before Provision for Income Taxes              828          669            501
Income Taxes                                                270          245            185
      Net Income                                       $    558      $   424       $    316

Per Share:
  Earnings Per Common Share                            $    .45      $    .29      $    .22

  Earnings Per Common Share - Assuming Dilution        $    .40      $    .28      $    .22


  Cash Dividends Declared                              $    .22     $     .27      $    .30


The accompanying notes are an integral part of these financial statements.

                                HOMESTEAD BANCORP, INC. AND SUBSIDIARY

                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                         for the years ended December 31, 1999, 1998 and 1997


                                                           1999         1998         1997

                                                                    (In Thousands)
Common Stock:
  Balance - Beginning of Year                          $      15    $      14      $      14
    Cancellation of Mutual Stock                               -          (10)             -
    Issuance of Stock                                          -           11              -
  Balance - End of Year                                $      15    $      15      $      14

Paid-In Capital In Excess of Par:
  Balance - Beginning of Year                          $  12,942    $   2,064      $   1,744

  Exercise of Stock Options                                    -           26              -
  Dividends Declared and Waived by Holding Company             -          182            320
  Management Recognition Plans Distribution                    7           12              -
  Cancellation of Mutual Stock                                 -           10              -
  Issuance of Stock (Net of Conversion Costs)                  -       10,652              -
  Allocation of ESOP Shares                                  (20)          (4)             -
  Balance - End of Year                                $  12,929    $  12,942       $  2,064

Retained Earnings:
  Balance - Beginning of Year                          $  3,875     $  3,734        $ 3,843
  Net Income                                                558          424            316
  Cash Dividends Declared and Paid                         (278)        (209)          (105)
  Dividends Declared and Waived by Holding Company            -         (182)          (320)
  Transfer Retained Earnings of Mutual Holding Company        -          100              -
  Dividends on ESOP Shares                                   20            8              -
  Balance - End of Year                                 $ 4,175     $  3,875        $ 3,734

Accumulated Other Comprehensive Income:
  Balance - Beginning of Year                           $    (6)    $    (35)      $   (101)
  Net Change in Unrealized Gain (Loss)                     (150)          29             66
  Balance - End of Year                                 $  (156)    $     (6)      $    (35)

Treasury Stock:
  Balance - Beginning of Year                           $     -     $      -       $      -
  Purchase of Stock (Cost)                                2,795            -              -

  Balance - End of Year                                 $ 2,795     $      -       $      -

Unearned Employee Stock Ownership Plan Shares:
  Balance - Beginning of Year                           $  (851)    $      -       $      -
  Establishment of ESOP                                       -         (895)             -
  Shares Released for Allocation                             90           44              -
  Balance - End of Year                                 $  (761)    $   (851)      $      -


                               (CONTINUED)

                                HOMESTEAD BANCORP, INC. AND SUBSIDIARY

                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                             (CONTINUED)

                         for the years ended December 31, 1999, 1998 and 1997



                                                           1999         1998         1997

                                                                (In Thousands)
Director and Management Recognition Plans:
  Balance - Beginning of Year                          $    (33)    $    (42)      $    (57)
  Shares of Common Stock Earned                              10            9             15
  Issuance of Common Stock                                 (353)           -              -
  Balance - End of Year                                $   (376)    $    (33)      $    (42)


Comprehensive Income:
  Net Income                                           $    558     $    424       $    316

  Other Comprehensive Income, Net of Tax:

    Unrealized Gains (Losses) on Securities
      Available for Sale                                   (156)          (6)          (35)
      Total Comprehensive Income                       $    402     $    418       $   281





The accompanying notes are an integral part of these financial statements.


                                HOMESTEAD BANCORP, INC. AND SUBSIDIARY

                                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                         for the years ended December 31, 1999, 1998 and 1997




                                                                    1999          1998         1997

                               (In Thousands)
Cash Flows From Operating Activities:
 Net Income                                                    $    558       $    424     $    316
 Adjustments to Reconcile Net Income to Net Cash
  Provided by (Used in) Operating Activities:
   Depreciation                                                      39             37           29
      Provision for Deferred Income Taxes                            49             15           31
   Provision for (Recovery of) Loan and Lease Losses                 (4)            54          (16)
   Loss on Sale of Real Estate Owned                                 14              -           27
   Loss on Sale of Property                                           -              3            -
   Provision for (Recovery of) Real Estate Losses                     -              -           (4)
   Net Amortization of Premiums on Securities                       116             99           57
   Loss on Call of Mortgage-Backed Securities                         -              -            1
   Loss on Sale of Mortgage-Backed Securities                        20              -            -
   Stock Dividends on Federal Home Loan Bank Stock                 (124)           (64)         (41)
      Loans Originated for Sale                                  (1,716)        (1,147)      (7,835)
      Sale of Loans                                               1,582          2,294        8,711
      Changes in Assets and Liabilities:
     (Increase) Decrease in Interest Receivable                     (84)           (63)          43
     (Increase) Decrease in Other Assets                             19             94          (40)
        Increase (Decrease) in Income Taxes Payable                   4            (36)         131
     Increase (Decrease) in Other Liabilities                       (14)            57          (26)
      Net Cash Provided by (Used in) Operating Activities           459          1,767        1,384

Cash Flows From Investing Activities:
  Purchase of Property and Equipment                                 (9)           (43)         (32)
  Maturities of Investment Securities                             1,400          1,200        1,200
  Purchases of Investment Securities                             (1,399)          (900)      (1,400)
  Proceeds from Call or Maturities of Mortgage-Backed Securities  8,562          6,421        4,444
  Purchases of Mortgage-Backed Securities                        (5,329)        (9,336)      (2,244)
  Net Increase in Loans and Leases Receivable                   (19,144)       (24,358)      (1,844)
  Proceeds from Sales of Real Estate Owned                           20              -           61
  Proceeds from Sale of Equipment                                     -              1            -
  Purchases of Real Estate Owned                                      -              -           (1)
     Net Cash Provided by (Used in) Investing Activities        (15,899)       (27,015)         184

Cash Flows From Financing Activities:
  Net Proceeds from Issuance of Common Stock                          -           9,912           -
  Net Increase (Decrease) in Money Market Accounts,
    NOW Accounts and Savings Accounts                              (351)          (961)      (1,588)
  Net Increase (Decrease) in Certificates of Deposit             (1,439)        (1,321)        (728)
  Increase (Decrease) in Advances from
    Borrowers for Taxes and Insurance                                10             19           (6)


                              (CONTINUED)

                               HOMESTEAD BANCORP, INC. AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (CONTINUED)

                        for the years ended December 31, 1999, 1998 and 1997



                                                                    1999          1998         1997

                                                                            (In Thousands)


  Net Proceeds from Federal Home Loan Bank Advances              18,332         21,265          800
  Dividends Paid on Common Stock                                   (278)          (209)        (105)
  Purchase of Federal Home Loan Bank Stock                         (860)        (1,017)           -
  MRP Shares Earned                                                   7              9           15
  Purchase of Treasury Stock                                     (2,795)             -            -
      Net Cash Provided by (Used in) Financing Activities        12,626         27,697       (1,612)

Net Increase (Decrease) in Cash and Cash Equivalents             (2,814)         2,449          (44)

Cash and Cash Equivalents -  Beginning of Year                    3,703          1,254        1,298

Cash and Cash Equivalents -  End of Year                       $    889     $    3,703    $   1,254


Supplemental Disclosures of Cash Flow Information:
  Cash Payments for:
    Interest Paid to Depositors                                $  1,667     $   1,840     $   1,971


    Interest Paid on Advances                                  $  2,413     $   1,201     $     544


    Income Taxes                                               $    259     $    232      $       -


Supplemental Schedules of Noncash Investing
  and Financing Activities:
    Real Estate Acquired in Settlement of
      Loans and Leases                                         $     34      $       -     $      88


      Loans and Leases to Facilitate the Sale of
      Real Estate Owned                                        $      -      $       -     $     147


      Increase in Unrealized Gain (Loss) on  Securities
      Available for Sale                                       $   (204)     $      65     $     100


      Increase (Decrease) in Deferred Tax Effect on Unrealized
      Gain (Loss) on Securities Available for Sale             $     77      $     (15)    $    (34)




The accompanying notes are an integral part of these financial statements.


               HOMESTEAD BANCORP, INC. AND SUBSIDIARY

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                   December 31, 1999, 1998 and 1997

Note 1 - Summary of Significant Accounting Policies -

  The accounting principles followed by Homestead Bancorp, Inc. (the "Company") and its wholly-owned subsidiary, Homestead Bank are those which are generally practiced within the savings and loan industry. The methods of applying those principles conform with generally accepted accounting principles and have been applied on a consistent basis. The principles which significantly affect the determination of financial position, results of operations, changes in stockholders' equity and cash flows are summarized below.

  Organization and Principles of Consolidation

  The consolidated financial statements include the accounts of Homestead Bancorp. Inc. and its wholly owned subsidiary, Homestead Bank. In July of 1999, the subsidiary changed its name from Ponchatoula Homestead Savings, F.A. to Homestead Bank (the "Bank"). All significant intercompany balances and transactions have been eliminated.

  On February 5, 1998, Ponchatoula Homestead Savings, F.A. (the "Association") incorporated Homestead Bancorp, Inc. (the "Company") to facilitate the conversion of Homestead Mutual Holding Company (the "MHC") from mutual to stock form (the Conversion). In connection with the Conversion, the Company offered its common stock to the depositors and borrowers of the Bank as of specified dates, to an employee stock ownership plan and to members of the general public. Upon consummation of the Conversion on July 17, 1998, the MHC merged into the Bank, the Bank then merged with an interim subsidiary of the
  Company (with the Bank as the surviving entity).   All of the Bank's
  outstanding common stock (other than shares held by the MHC, which were canceled) was exchanged for common stock of the Company, and the Company became the holding company for the Association and issued shares of common stock to the general public.

  The Company filed a Form SB-2 with the Securities and Exchange Commission ("SEC") on April 2, 1998, which as amended was declared effective by the SEC on May 14, 1998. The Bank filed a Form AC with the Office of Thrift Supervision ("OTS") on April 2, 1998. The Form AC and related offering and proxy materials, as amended, were conditionally approved by the OTS letter dated May 14, 1998. The Company also filed on Application H(e)1-S with the OTS on April 17, 1998, which was conditionally approved by the OTS letter dated May 26, 1998. The members of the MHC and the stockholders of the Bank approved the Plan at special meetings held on July 1, 1998, and the subscription and community offerings closed on June 23, 1998.

  In connection with the incorporation of the Company, the Company issued 100 shares of common stock to the Bank. The shares were canceled upon consummation of the Conversion, and the Conversion was accounted for under the pooling of interests method of accounting.

  The Company sold 1,119,543 shares of common stock in the subscription offering at a price of $10.00 per share, for aggregate gross proceeds of $11,195,430. In addition, a total of 358,402 shares of common stock were issued by the Company in exchange for all of the 152,635 shares of common stock of the Association outstanding prior to consummation of the Conversion (excluding the 453,710 shares held by the MHC, which were canceled), based upon an exchange ratio of
  2.34810 shares of Company common stock for each share of Association common stock.

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


  The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the area.
  While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

  Cash and Cash Equivalents

  Cash and cash equivalents consist of cash on hand, certificates of deposit, and funds due from banks. For purposes of the Statements of Cash Flows, the Company and the Bank considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents. In addition, the Company and the Bank report their loans and certificates of deposit on a net basis.

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

  Securities classified as available for sale are those securities that the Company and the Bank intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a se-curity classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of their assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Secu-rities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in stock-holders' equity, net of related income tax effects. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. The Company and the Bank do not engage in trading activities.

  Loans Held for Sale

  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains on sales of loans are recognized when the proceeds from the loan sales are received by the Bank.

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

  The Bank discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest. At that time, a reserve is recorded equal to the amount of delinquent interest. If the delinquent interest is subsequently collected, it is credited to income in the period collected. Interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due.
  Allowance for Losses

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

  Leasing Activities

  The Bank's leasing operations consist of the leasing of various real estate properties owned. The leases are classified as sales-type leases. The lease terms range from 15 to 30 years. Under the sales-type method of accounting for leases, the total net rentals receivable under the lease contracts, including accrued interest, are recorded as a lease sale receivable. The interest is recognized each month as it is earned so as to produce a constant periodic rate of return on the unrecovered investment.
  Valuations are periodically performed by management and an allowance for losses is established by a charge to operations if the carrying value of the property exceeds its estimated net realizable value.

  Federal Home Loan Bank Stock

  As a member of the Federal Home Loan Bank ("FHLB") System, the Bank is required to purchase and maintain stock in the FHLB of Dallas in an amount equal to the greater of 1% of the aggregate unpaid balance of loans and securities secured by single family and multi-family properties, .3% of total assets, or 5% of total FHLB advances. FHLB stock is redeemable at par value at the discretion of the FHLB of Dallas and is used to collateralize FHLB advances.

  Property and Equipment

  Property and equipment are recorded at cost less accumulated depre-ciation. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

  The Bank computes depreciation generally on the straight-line and accelerated methods for financial reporting. The accelerated methods used do not differ materially from results obtained using the straight-line method. Depreciation is based on the estimated service lives of the assets. The estimated service lives for buildings is twenty to thirty nine years and for furniture, fixtures and equipment is five to ten years.

  The costs of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal and the resulting gains or losses are included in current operations.

  Income Taxes

  The provision for income taxes is based on income as reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred income taxes are provided on differences between income reported for financial reporting and income tax purposes as explained more fully in Note 10. Deferred taxes are provided on a liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attribut-able to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

  Current Accounting Developments

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. SFAS No. 131 requires that financial information be reported on the same basis that it is reported internally for evaluating segment performance and allocating resources to segments. The adoption of this statement had no effect on the financial statements as of December 31, 1999.

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

  In June 1998, the FASB issued SFAS No. 133, "Accounting for
  Derivative Instruments and Hedging Activities". The adoption of this statement in 1999 had no material impact on the Company's financial position or results of operations.

Note 2 - Securities -

  In the second quarter of 1999, the Bank implemented FASB 133
  "Accounting for Derivative Instruments and Hedging Activities". With the implementation of FASB 133, the Bank reclassified all of its' Held to Maturity Securities to Available for Sale Securities.

  The amortized cost and fair values of securities being held to matu-rity as of December 31, 1998 are summarized as follows:




                               (CONTINUED)

                                              GROSS           GROSS
                                AMORTIZED   UNREALIZED      UNREALIZED      FAIR
                                  COST       GAINS           LOSSES        VALUE

                                                (In Thousands)
  December 31, 1999

   Mortgage-Backed Securities   $      -     $      -       $     -       $      -

  December 31, 1998
   Mortgage-Backed Securities   $ 10,203     $     15       $  (128)      $ 10,090


  The amortized cost and fair values of securities being held to matu-rity may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in maturity categories.

  The amortized cost and fair values of securities available for sale as of December 31, 1999 and 1998 are summarized as follows:

                                              GROSS           GROSS
                                AMORTIZED   UNREALIZED      UNREALIZED      FAIR
                                  COST         GAINS          LOSSES        VALUE

   December 31, 1999                          (In Thousands)
   Securities of U.S.
   Government  Agencies         $  2,200     $      -        $   (20)     $  2,180


  Mortgage-Backed Securities    $ 24,087     $      -        $  (216)     $ 23,871


  December 31, 1998
   Securities of U.S.
   Government Agencies          $  2,300     $     15        $     -      $  2,315


 Mortgage-Backed Securities     $ 17,234     $     72        $   (96)     $ 17,210


      The amortized cost and fair values of securities available for sale as of December 31, 1999 by contractual maturity are shown below. Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore these securities are not included in the maturity categories in the following maturity summary.

                                                  AMORTIZED       FAIR
                                                    COST          VALUE
                                                      (In Thousands)


        Within One Year                            $   1,200  $  1,191
        One to Five Years                              1,000       989
                                                       2,200     2,180
        Mortgage-backed Securities                    24,087    23,871

            Total                                   $ 26,287  $ 26,051



  The Company sold $2.5 million of mortgage-backed securities in 1999 for a loss of $20,000. There were no sales of securities during 1998
  or 1997.   Securities available for sale with a carrying value of
  $2.0 million and $2.0 million at December 31, 1999 and 1998, respectively, were pledged as collateral on public deposits. At December 31, 1999 and 1998, securities with carrying values totaling $16.9 million and $6.0 million and fair values totaling $16.8 million and $6.1, respectively were used to collateralize FHLB advances.

  The Bank has invested in FHLB stock which is carried at cost which approximates market.

Note 3 - Loans and Leases Receivable -

      Loans and leases receivable at December 31, 1999 and 1998 consisted of the following:


                                                        1999         1998

                                                         (In  Thousands)

  First Mortgage Loans                               $ 52,797     $ 38,020
  Second Mortgage Loans                                   418          408
  Construction Loans                                    9,275        7,241
  Consumer Loans                                        9,098        8,348
  Commercial Loans                                         33          116
  Line of Credit                                        3,670        2,063
                                                       75,291       56,196
  Less:
    Undisbursed Portion of Mortgage Loans              (3,693)      (3,788)
    Deferred Loan Fees                                     (4)          (7)
      Net Loans Receivable                             71,594       52,401
  Leases Receivable                                       208          274
    Less:
      Allowance for Loan and Lease Losses                (295)        (302)
                                                       71,507       52,373
    Loans Held for Sale                                   133          267
          Net Loans and Leases                       $ 71,640     $ 52,640


  The performing single family loans are pledged, under a blanket lien, as collateral securing advances from the FHLB at December 31, 1999 and 1998.

  The Bank had loans 90 days or more past due totaling approximately $219,000 and $383,000 at December 31, 1999 and 1998, respectively.

  There were no impaired loans at December 31, 1999 which were required to be recorded in conformity with SFAS No. 114 as amended by SFAS No. 118.

  The Bank is permitted to make extensions of credit to its officers and directors in the ordinary course of business. The loans are made on substantially the same terms as those prevailing at the time for comparable loans with other parties. The total of such indebtedness outstanding at December 31, 1999 and 1998 was $296,000 and $440,000, respectively. An analysis of the aggregate of these loans for 1999 is as follows:

                                                    (In Thousands)

    Balance - Beginning of Year                         $  440
    New Loans                                               52
    Repayments                                            (196)
    Balance - End of Year                               $  296


  Following is a summary of the activity in the allowance for losses for the years ended December 31, 1999, 1998 and 1997:

                                                                 1999          1998          1997

                                                                          (In Thousands)


    Balance - Beginning of Year                                $  302       $   265      $    282
    Provision for (Recovery of) Loan Losses                        (4)           54           (16)
    Charge Offs                                                    (3)          (17)           (1)
    Balance - End of Year                                      $  295       $   302      $    265


Note 4 - Leases Receivable -

  The composition of the sales-type lease receivables as of Decem-ber 31, 1999 and 1998 is as follows:

                                                               1999        1998

                                                               (In Thousands)

  Total Minimum Lease Payments To Be Received                $    347    $    469
  Less:  Unearned Income                                         (139)       (195)
  Net Lease Receivable                                       $    208    $    274


  At December 31, 1999, the total minimum future lease payments receivable is due as follows:

                                     (In Thousands)

        2000                     $        15
        2001                              16
        2002                              17
        2003                              17
        2004                              16
        Thereafter                       127
                                 $       208

Note 5 - Loan Servicing -

  Mortgage loans serviced for others are not included in the accompa-nying Statements of Financial Condition. The unpaid principal bal-
  ances of these loans serviced for FHLMC at December 31, 1999,   1998
  and 1997 amounted to $1,600, $24,000 and $91,000, respectively.

  Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $-0-, $100 and $300 at December 31, 1999, 1998 and 1997, respectively.

Note 6 - Premises and Equipment -

  Office properties and equipment at December 31, 1999 and 1998 con-sisted of the following:


                                                     1999         1998


                                                       (In Thousands)
  Land                                           $     53     $     53
  Buildings                                           680          680
  Furniture, Fixtures and Equipment                   397          388
                                                    1,130        1,121
  Less:  Accumulated Depreciation                    (613)        (574)
                                                 $    517     $    547


  The provision for depreciation charged to expense was $39,000, $37,000 and $29,000, respectively, for the years ended December 31, 1999, 1998 and 1997.

Note 7 - Accrued Interest Receivable -

  Accrued Interest Receivable at December 31, 1999 and 1998 consisted of the following:
                                                   1999            1998

                                                       (In Thousands)

    Investment Securities                        $     20      $     24
    Mortgage-Backed Securities                        154           182
    Loans                                             393           277
                                                 $    567      $    483

Note 8 - Deposits -

  An analysis of the deposit accounts at December 31, 1999 and 1998 is as follows:

                                         1999                                 1998


                                    WEIGHTED                        WEIGHTED
                                    AVERAGE                         AVERAGE
                                     RATE      AMOUNT    %            RATE       AMOUNT         %

                                                 (Dollars In Thousands)
      Money Market                2.02%  $     698       2%           2.02%   $    802          2%
      NOW Accounts                2.02%      1,818       5            2.02%      1,672          4
      Passbook Savings            2.28%      6,850       18           2.28%      7,243         18
                                             9,366       25                      9,717         24

              Certificates:
      2.00-3.99%                  3.31%        242        1           3.02%        270          1
      4.00-5.99%                  4.83%     27,390       72           5.10%     28,330         71
      6.00-7.99%                  6.08%      1,041        2           6.09%      1,512          4
                                            28,673       75                     30,112         76

                                           $38,039      100%                  $ 39,829        100%


    The aggregate amount of deposits with a minimum balance of $100,000 was approximately $4.8 million at December 31, 1999 and $5.7 million at December 31, 1998. Deposit amounts in excess of $100,000 are not federally insured.

    A summary of certificates of deposit by maturity at December 31, 1999 and 1998 is as follows:


                           1999          1998
                            (In Thousands)

    1999               $     -           $25,840
    2000                25,702             3,269
    2001                 1,360                83
    2002                   250               276
    2003                   646               644
    2004                   715                 -
                       $28,673           $30,112


    Interest expense on deposits is summarized as follows:

                                     1999         1998            1997

                                            (In Thousands)


    NOW and Money Market         $      46    $      47       $      59
    Passbook Savings                   158          211             228
    Certificates of Deposit          1,463        1,582           1,684
                                   $ 1,667      $ 1,840         $ 1,971


Note 9 - Advances from Federal Home Loan Bank -

  The Bank had outstanding advances  from the  Federal Home  Loan Bank
  (FHLB) of $51.1  million   and $32.8 million at December 31, 1999 and
  1998, respectively. Specific mortgage-backed securities, with a fair value of approximately $16.8 million and $6.1 million and a carrying value of $16.9 million and $6.0 million at December 31, 1999 and 1998, respectively, were pledged to the FHLB as collateral securing the advances. In addition, the performing single family loans are pledged under a blanket lien as collateral securing these advances. Interest expense on advances from the FHLB totaled $2.4 million, $1.2 million, and $544,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

  The Bank also obtained an advance in the amount of $1 million to assist with Y2K cash flow needs. There were no draws on this advance at December 31, 1999.

  The following schedule provides certain information about the advances at December 31, 1999 and 1998:

                                            1999               1998


                                            (Dollars In Thousands)

  Borrowing at End of Year              $51.1 million      $32.8 million
  Rate at End of Year                        5.74%             5.51%
  Maximum Borrowing during Year         $51.1 million      $32.8 million
  Average Borrowing during Year         $44.6 million      $22.2 million
  Weighted Average Rate                      5.49%             5.59%

  The aggregate amounts of principle maturities for FHLB advances for the years indicated were as follows:




                                              1999           1998
                                             AMOUNT         AMOUNT
                                              (Dollars In Thousands)

  1999                                      $    -        $ 10,639
  2000                                      24,110           1,417
  2001                                       1,916           1,500
  2002                                       2,026           1,587
  2003                                       2,144           1,680
  2004                                       2,268           1,778
  2005                                       2,395           1,876
  Thereafter                                16,238          12,288
                                          $ 51,097        $ 32,765

Note 10 - Income Taxes -

  The Company and the Bank each file a separate federal and state income tax return on a calendar year basis.

  The total provision for income taxes charged to income amounted to $270,000, $245,000, and $185,000 for 1999, 1998, and 1997,
  respectively.

  Following is a reconciliation between income tax expense based on the federal statutory tax rates and income taxes reported in the Consolidated Statements of Income:


                                          1999        1998       1997

                                               (In Thousands)

   Tax at Statutory Rate - (34%)       $    282      $   227   $   170
   Bad Debt Recovery                          6            4         8
   Other                                    (18)          14         7
   Provision for Federal Income Taxes  $    270      $   245   $   185


   Effective Tax Rate                     32.61%       36.62%    36.93%

   The components of income tax expense are as follows:


                                          1999        1998       1997

                                              (In Thousands)

   Provision for Current Taxes         $    221      $   235    $  154
   Provision for Deferred Taxes              49           10        31
                                       $    270      $   245    $  185

  The deferred tax provision (benefit) consists of the following timing differences:

                                                       1999        1998       1997


                                                             (In Thousands)
   Bad Debt Deduction for Tax Reporting in
    Excess of Amount for Financial Reporting         $    3     $   (13)    $   (9)
    Depreciation                                          1           6          7
    Stock Dividends                                      42          22         33
         ESOP Shares Distributed                          3          (5)         -

                                                     $   49     $    10     $   31


  The net deferred tax liability consists of the following components at December 31, 1999, 1998, and 1997:

                                                        1999          1998        1997


                                                             (In Thousands)

  Deferred Compensation-ESOP Shares                   $    2        $    5      $    -
  Depreciation                                           (14)          (13)         (7)
  Stock Dividends                                        (97)          (55)        (33)
  Provision for Loan Losses                               (9)           (6)        (19)
                                                        (118)          (69)        (59)
  Unrealized (Gain) Loss on Securities
    Available for Sale                                    80             3          18
   Total Deferred Tax Liability                      $   (38)       $  (66)     $  (41)


  The reserve method of accounting for bad debt utilized by qualified thrift institutions pursuant to Code Section 593 was repealed for tax years beginning after December 31, 1995. The $68,000 of excess reserves of the Bank is being taken into income ratably over a six-year period beginning January 1, 1996. This change in accounting method and reversal of excess bad debt reserves is adequately provided for in the Bank's deferred tax liability.

Note 11 - Other General and Administrative Expenses -

  An analysis of other general and administrative expenses for the years ended December 31, 1999, 1998 and 1997 is as follows:

                                          1999       1998       1997

                                               (In Thousands)

    Data Processing Fees               $   80      $   66      $   47
    Professional Fees                     312         309         214
    Taxes and Assessments                  96          36          45
    Other                                 329         308         255
                                        $ 817       $ 719       $ 561

Note 12 - Profit Sharing Plan -

  The Bank established a noncontributory profit sharing plan during the year ended December 31, 1986. The plan is a defined contribution plan and covers all employees after a specified period of employment and within specified age brackets. The profit sharing expense for the years ended December 31, 1999, 1998 and 1997amounted to $49,000, $54,000 and $77,000, respectively.

  The Board of Directors of the Bank had determined that it's liability was computed each year based on fifteen percent of eligible wages. The Plan was amended effective April 1, 1998 to incorporate a 401(k) feature, pursuant to which employees are permitted to contribute up to 7.5% of their annual base salary (excluding incentive bonuses, stock benefit plans and any other form of compensation) with the annual contribution not to exceed $10,000. The Bank will make matching contributions equal to 100% of each employee's contribution up to 7.5% of the employee's annual base salary. As of April 1, 1998 the investment alternative available to participants includes nine different mutual funds, the Company's common stock, deposit accounts and whole life insurance. An independent third party administrator administers the amended plan.

Note 13 - Stock Option and Management Recognition Plans -

  1996 Stock Incentive Plan

  This program was designed to attract and retain qualified personnel in key positions, provide key employees with a proprietary interest in the Bank, an incentive to contribute to the success of the Bank
  and reward key employees for outstanding performance.   An aggregate
  of 10,782 shares of authorized but unissued Common Stock of the Bank was reserved for issuance under the Plan, which is equal to 7.5% of Common Stock issued to the public in connection with the formation of the mutual holding company ("the offering"). The exercise price of each option equals the market price of the Bank's stock on the date of grant and an option's maximum term is 10 years. Options are granted and vested at the discretion of the Compensation Committee. Ninety percent of the options were granted on July 10, 1996. Subsequent to the conversion on July 19, 1998, the total number of shares outstanding in the Plan were increased to reflect the exchange ratio.

  1996 Directors' Stock Option Plan

  In order to attract and retain qualified directors for the Bank, the Board of Directors and stockholders of the Bank have adopted the 1996 Directors' Stock Option Plan. An aggregate of 3,594 shares of authorized but unissued Common Stock of the Bank was reserved for issuance under the Directors' Stock Option Plan, which is equal to 2.5% of the Common Stock of the Bank issued in the offering. The exercise price of each option equals the market price of the Bank's stock on the date of grant and an option's maximum term is 10 years. Ninety percent of the options were granted on the date the Plan was approved by the stockholders of the Bank, which was April 10, 1996. The options become exercisable after six months from the grant date. The remaining ten percent were granted one year after approval by stockholders, which was April 10, 1997. All options were exercised prior to July 19, 1998.

  1996 Management Recognition Plan for Officers

  The objective of this plan is to enable the Bank to provide officers and key employees with a proprietary interest in the Bank as compensation for their contributions to the Bank and as an incentive to contribute to the Bank's future success. An aggregate of 4,312 shares of authorized Common Stock of the Bank was issued to the Management Recognition Plan for Officers, which is equal to 3.0% of the Common Stock of the Bank issued in the offering. The awards are allocated at the discretion of the Committee. Shares vest at the rate of 20% on each annual anniversary date. Subsequent to the conversion on July 19, 1998, the total number of granted but unvested shares were increased to reflect the exchange ratio.

  1996 Management Recognition Plan for Directors

  The objective of this plan is to enable the Bank to provide non-employee directors with a proprietary interest in the Bank as compensation for  their contributions  to the Bank and as an
  incentive  to contribute  to the  Bank's future  success.   An
  aggregate of 1,434 shares of authorized Common Stock of the Bank was issued to the Management Recognition Plan for Directors, which is equal to 1.0% of the Common Stock of the Association issued in the offering. Ninety percent of the awards were granted on the date the Plan was approved by the stockholders of the Association, which was April 10, 1996. The remaining 144 shares were granted April 10,
  1997.   Shares vest at the rate of 20% on each annual anniversary
  date. Subsequent to the conversion on July 19, 1998, the total number of granted but unvested shares were increased to reflect the exchange ratio.

  1999 Officers' Stock Option Plan

  This program was designed to attract and retain qualified personnel in key positions, provide key employees with a proprietary interest in the Bank as an incentive to contribute to the success of the Bank
  and reward key employees for outstanding performance.   An aggregate
  of 74,730 shares of authorized but unissued Common Stock of the Company was reserved for issuance under the Plan. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Shares vest at the rate of 20% per year, beginning one year from the anniversary date of the grant. Seventy-five percent of the options were granted in 1999.

  1999 Directors' Stock Option Plan

  In order to attract and retain qualified directors for the Bank, the Board of Directors and stockholders of the Bank have adopted the 1999 Directors' Stock Option Plan. An aggregate of 37,224 shares of authorized but unissued Common Stock of the Company was reserved for issuance under the Directors' Stock Option Plan. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Shares vest at the rate of 20% per year, beginning one year from the anniversary date of the grant. Seventy-five percent of the options were granted in 1999.

  1999 Management Recognition Plan for Officers

  The objective of this plan is to enable the Bank to provide officers and key employees with a proprietary interest in the Bank as compensation for their contributions to the Bank and as an incentive to contribute to the Bank's future success. An aggregate of 29,891 shares of authorized Common Stock of the Company was issued to the Management Recognition Plan for Officers, which is equal to 3.0% of the Common Stock of the Company issued in the offering. The awards are allocated at the discretion of the Committee. Shares vest at the rate of 20% per year, beginning one year from the anniversary date of the grant. Seventy-five percent of the awards were granted during 1999.

  1999 Management Recognition Plan for Directors

  The objective of this plan is to enable the Bank to provide non-employee directors with a proprietary interest in the Bank as compensation for  their contributions  to the Bank and as an
  incentive  to contribute  to the  Bank's future  success.   An
  aggregate of 14,889 shares of authorized Common Stock of the Company was issued to the Management Recognition Plan for Directors. Shares vest at the rate of 20% per year, beginning one year from the anniversary date of the grant. Seventy-five percent of the awards were granted during 1999.

  The tables below summarize the activity in the Plans during 1998 and 1999.

                       1996 Stock Incentive Plan

                                               Remaining
                                              Contractual   Price Range
                                      Shares      Life       Per Share

  Outstanding, December 31, 1997      9,199    8.5 Years    $10.00 - $10.50

  Exercised                            (134)
  Forfeited                             (89)
  Exchange Shares                    12,101

  Outstanding, December 31, 1998     21,077    7.5 Years    $ 8.125 -$10.50
  Exercised                               -
  Forfeited                            (425)

  Outstanding, December 31, 1999     20,652    6.5 Years    $ 5.50  -$ 8.88


  Exercisable, December 31, 1999     12,182


                   1996 Directors Stock Option Plan

                                                 Weighted
                                                 Average
                                                 Remaining
                                                Contractual     Price Range
                                      Shares      Life           Per Share

  Outstanding, December 31, 1997       2,396    8.8 Years    $10.00 - $10.50

  Exercised                           (2,396)

  Outstanding and Exercisable,
  December 31, 1998 and 1999               -


                        1996 Management Recognition Plan for Officers

                                                 Remaining
                                                Contractual     Price Range
                                       Shares       Life        Per Share

  Outstanding, December 31, 1997       3,213     8.5 Years    $10.00 - $10.50

  Forfeited                              (36)
  Earned                                (784)
  Exchange Shares                      3,226





                              (CONTINUED)

                                               Remaining
                                              Contractual       Price Range
                                     Shares      Life           Per Share

  Outstanding , December 31, 1998    5,619      7.5 Years     $8.125 - $10.50

  Forfeited                           (163)
  Earned                            (1,788)

  Outstanding, December 31, 1999     3,668      6.5 Years     $5.50  - $ 8.88


  Vested, December 31, 1999          5,727


                       1996 Management Recognition Plan for Directors

                                                 Remaining
                                                 Contractual    Price Range
                                     Shares          Life        Per Share

  Outstanding, December 31, 1997       832      8.5 Years    $10.00 - $10.50

  Earned                              (197)
  Exchange Shares                      856

  Outstanding, December 31, 1998     1,491      7.5 Years    $8.125 -$10.50

  Earned                              (461)

  Outstanding, December 31, 1999     1,030      6.5 Years    $5.50 - $ 8.88


  Vested, December 31, 1999          2,337


             1999 Management Recognition Plan for Officers

                                                 Remaining
                                                Contractual    Price Range
                                      Shares        Life       Per Share

  Outstanding, December 31, 1998           -

  Granted                             22,390
  Earned                                   -
  Outstanding, December 31, 1999      22,390     9.5 Years    $5.50 - $ 8.88


  Vested, December 31, 1999                -








                              (CONTINUED)

            1999 Management Recognition Plan for Directors

                                               Remaining
                                              Contractual     Price Range
                                      Shares     Life          Per Share

  Outstanding, December 31, 1998          -

  Granted                            11,195
  Earned                                  -

  Outstanding, December 31, 1999     11,195      9.5 Years  $ 5.50 - $ 8.875

  Vested, December 31, 1999               -

  The Company applies APB Opinion 25 and related interpretations in accounting for its stock option and management recognition plans.
  Had compensation cost for Ponchatoula's stock-based compensation plans been determined based on the fair value of the grant dates for awards under those plans consistent with the methods of SFAS No. 123, the Company's net income and earnings per common share would have been reduced to the proforma amounts indicated below:

                                                1999           1998
                                             (Dollars In Thousands)
  Net Income         As Reported              $ 558           $424
                        Proforma              $ 489           $412
  Earnings Per Common
      Share           As Reported             $ .45           $.29
                        Proforma              $ .39           $.28


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

  The note payable referred to in the preceding paragraph requires quarterly principal payments plus interest at 8.5%. Future principle payments are due as follows:

                                (Dollars in Thousands)

    2000                               $   67
    2001                                   73
    2002                                   79
    2003                                   86
    2004                                   94
    2005                                  102
    Thereafter                            304

                                        $ 805

  The Company accounts for the ESOP in accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." Accordingly, the debt of the ESOP is recorded as debt of the Bank and the shares pledged as collateral are reported as unearned compensation in equity. The Company's loan asset and the Bank's debt liability eliminates in consolidation. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $69,000 and $36,000 for the year ended December 31, 1999 and 1998, respectively.

  Shares of the Company held by the ESOP at December 31, 1999 and 1998 is as follows:


                                                  (In Thousands)
  Unreleased Shares, December 31, 1997                      -
  Granted                                                  90
  Allocated Shares                                         (5)
  Unreleased Shares, December 31, 1998                     85
  Allocated Shares                                         (7)


  Unreleased Shares, December 31, 1999                     78

  Fair Value of Unreleased Shares                     $   546

Note 15 - Regulatory Capital Requirements -

  The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory---and possible additional discretionary---actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

  As of December 31, 1999, the most recent notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.




                              (CONTINUED)

 The Bank's actual capital amounts and ratios are also presented in the table.


                                                                       To Be Well
                                                                     Capitalized Under
                                                 For Capital          Prompt Corrective
                                Actual        Adequacy Purposes:     Action Provisions:
                           -----------------  ------------------    --------------------
                           Amount     Ratio    Amount    Ratio        Amount    Ratio
                                               (Dollars in Thousands)
 As of December 31, 1999:

  Total Capital (to Risk
   Weighted Assets)        $ 11,355   24.43%  $ 3,719    >/= 8%       $ 4,649   >/= 10%

  Tier I Capital (to Risk
   Weighted Assets)        $ 11,069   23.81%  $ 1,859    >/= 4%       $ 2,789   >/= 6%

  Tier I Capital (to
   Average Assets)         $ 11,069   10.83%  $ 4,087    >/= 4%       $ 5,109   >/= 5%


Note 16 - Dividends -

  The Bank declared quarterly dividends of $.055 per share in all quarters of 1999. The Bank declared quarterly dividends of $.20 per share in the first and second quarters of 1998. Homestead Mutual Holding Company waived receipt of dividends for the first and second quarters on all shares owned; the amounts waived were recorded by the
  Bank as additional paid-in capital.   The Company declared a dividend
  of $.05 per share for the third and fourth quarters subsequent to the conversion. Under Federal regulations, the Company may not declare or pay a cash dividend on its capital stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the amount required for liquidity.

Note 17 - Earnings Per Share -

  The following illustrates the reconciliation of the numerators and denominators of the basic and diluted eps computations after restatement of shares due to the pooling of interest:

                                1999                                 1998

                                                      PER -                             PER -
                           INCOME      SHARES        SHARE    INCOME       SHARES      SHARE
                        (NUMERATOR)  (DENOMINATOR)  AMOUNT  (NUMERATOR) (DENOMINATOR)  AMOUNT

Basic EPS                                          (Dollars in Thousands
  Income available to                              except per share data)
  common stock-
  holders              $     558      1,247,477    $ .45       $424      1,477,870      $.29

  Effect of Dilutive
  Securities:

  Stock Options                         132,954                             21,077

  Diluted EPS
  Income available to
  common stock-
  holders + assumed
  conversions          $     558      1,380,431    $ .40      $424       1,498,947      $.28



                                                  1997


                                                                      PER -
                               INCOME                 SHARES          SHARE
                              (NUMERATOR)         (DENOMINATOR)      AMOUNT
                                            (Dollars in Thousands
                                            except per share data)
  Basic EPS
   Income available to
   common stock-
   holders               $     316                 1,423,759          $.22

  Effective Dilutive
   Securities:

  Stock Options                                       27,226

  Diluted EPS
   Income available to
   common stock-
   holders + assumed
   conversions          $      316                 1,450,985          $.22



Note 18 - Off-Balance Sheet Instruments -

  The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Statements of Financial Condition.

  The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

  In the normal course of business, the Bank has made commitments to extend credit of $3.2 million and $2.6 million at December 31, 1999 and 1998, respectively. These amounts include unfunded loan commitments and lines of credit with rates adjusting at Wall Street Prime + 1%.

  The Bank has entered into agreements with outside third parties to sell loans that it originates. The Bank may be required to repurchase a loan if it becomes delinquent within a specified period of time as stated in the agreement. The total amount of loans originated and sold to these parties subject to repurchase amounted to $1.6 million and $2.4 million at December 31, 1999 and 1998, respectively.

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

  The estimated approximate fair values of Ponchatoula's financial in-struments as of December 31, 1999 and 1998 are as follows:



                                             1999               1998
                                     CARRYING    FAIR      CARRYING    FAIR
                                     AMOUNT      VALUE      AMOUNT     VALUE
                                                 (In Thousands)
 Financial Assets:
  Cash and Short-Term Investments  $    889  $   889         $ 3,703   $  3,703
  Securities Available for Sale      28,803   28,803          21,190     21,190
  Securities - Held to Maturity           -        -          10,203     10,090
  Loans - Net                        71,640   67,580          52,640     52,933
                                   $101,332  $97,272         $87,736    $87,916




                                             1999               1998
                                     CARRYING    FAIR         CARRYING   FAIR
                                     AMOUNT      VALUE        AMOUNT     VALUE
                                                   (In Thousands)
  Financial Liabilities:
   Deposits                        $ 38,039   $38,880        $39,829    $39,531


  Note 20 - Contingencies -
   In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management and legal counsel, any liability resulting from such proceedings would not have a mate-rial adverse effect on the Company's financial statements.

  Note 21 - Concentrations of Credit -
   All of the Bank's business activities are with customers in the Bank's market area, which consists primarily of Tangipahoa Parish. The majority of such customers are depositors of the Bank. The concentrations of credit by type of loan are shown in Note 3. The Bank generally originates single-family residential loans within its primary lending area. It is also active in originating secured consumer loans to customers, primarily automobile and home equity loans.

  Note 22 - Parent Company Financial Statements -

  The financial statements for Homestead Bancorp, Inc. (Parent Company
   Only) are presented below:




                           HOMESTEAD BANCORP, INC.
                      STATEMENT OF FINANCIAL CONDITION
                      as of December 31, 1999 and 1998

                                   ASSETS

                                                        1999          1998


                                                        (In Thousands)

  Cash                                             $    802        $  1,347
  Interest-Bearing Deposits in Other Institutions       400             500
  Mortgage-Backed Securities Available for Sale           -           2,459
  ESOP Loan Receivable                                  805             867
      Investment in Subsidiary                       11,674          11,602
      Other Investments                                 103               -
      Accrued Interest Receivable                         1              24
      Other                                               7               -

                Total Assets                       $ 13,792        $ 16,799



                    LIABILITIES AND STOCKHOLDERS' EQUITY

  Income Taxes Payable                             $      -        $      6
         Total Liabilities                                -               6
  Stockholders' Equity:
   Common Stock                                          15              15
   Paid-in Capital in Excess of Par                  12,929          12,942
   Retained Earnings                                  4,175           3,875
   Accumulated Other Comprehensive Income              (156)             (6)
   Treasury Stock - 321,183 and 0 Shares at Cost     (2,795)              -
                                                     14,168          16,826
  Common Stock Acquired by Management
  Recognition Plans                                    (376)            (33)

     Total Stockholders' Equity                      13,792          16,793


     Total Liabilities and Stockholders' Equity    $ 13,792        $ 16,799

                           HOMESTEAD BANCORP, INC.
                             STATEMENT OF INCOME
                    for the year ended December 31, 1999
    and for the period from inception July 17, 1998 to December 31, 1998



                                                        1999      1998


                                                        (In Thousands)
        Income:
          Interest on Investment Securities          $       24  $    -
          Interest on Mortgage-Backed Securities             65      28
          Interest on ESOP Note                              72      38
          Other                                              11       6
                Total Income                                172      72



          Expenses:
           Operating Expenses                               186      38

        Income (Loss) Before Equity in
        Undistributed Net Income of Subsidiary              (14)     34
        Equity in Undistributed Net Income of Subsidiary    572     403
                   Net Income Before Income Taxes           558     437

        Applicable Income Tax Expense                         -      13

                   Net Income                         $     558   $ 424

                                     HOMESTEAD BANCORP, INC.
                                     STATEMENT OF CASH FLOWS
                               for the year ended December 31, 1999
               and for the period from inception July 17, 1998 to December 31, 1998


                                                                     1999             1998

                                                                       (In Thousands)
  Cash Flows From Operating Activities:
   Net Income                                                         $    558    $     424
   Adjustments to Reconcile Net Income to Net Cash Provided by
    (Used in) Operating Activities:
    Loss on Sale of Mortgage-Backed Securities                              20            -
    Equity in Undistributed Net Income of Subsidiary                      (572)        (403)
   Changes in Assets and Liabilities:
   (Increase) Decrease in Accrued Interest Receivable                       23          (24)
    Increase (Decrease) in Income Taxes Payable                             (6)           6
        Net Cash Provided by Operating Activities                           23            3

  Cash Flows From Investing Activities:
    Purchase of Mortgage-Backed Securities                                   -       (2,479)
    Purchase of Other Investment                                          (100)           -
    Maturities and Sales of Mortgage-Backed Securities                   2,436            -

        Net Cash Provided by (Used in) Investing Activities              2,336       (2,479)

  Cash Flows From Financing Activities:
    Net Cash Proceeds from Sale of Stock                                     -        5,331
    Purchase of Treasury Stock                                          (2,795)           -
    Note Receivable Issued on ESOP                                           -         (896)
    Payment Received on Note                                                62           29
    Dividends Paid                                                        (278)        (148)
    MRP Shares Earned                                                        7            7
        Net Cash Provided by (Used in) Financing Activities             (3,004)       4,323

    Net Increase (Decrease) in Cash                                       (645)       1,847
    Cash and Cash Equivalents - Beginning of Year                        1,847            -


    Cash and Cash Equivalents - End of Year                           $  1,202    $   1,847

    Supplemental Schedule of Noncash Investing and Financing
          Activities:

     Increase in Unrealized Gain (Loss) on Securities
     Available for Sale                                               $     23    $     (20)

     Increase (Decrease) in Deferred Tax Effect on
     Unrealized Gain (Loss) on Securities Available for Sale          $     (8)   $       7


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General

The following discussion compares the consolidated financial condition of Homestead Bancorp, Inc. (the "Company") and Subsidiary, Homestead Bank, (the "Bank") at December 31, 1999 to December 31, 1998 and the results of operations for the 12 months ended December 31, 1999 with the same periods in 1998. Currently, the business and management of Homestead Bancorp, Inc. is primarily the business and management of the Bank. This discussion should be read in conjunction with the consolidated financial statements and footnotes included herein.

The Company and Bank's results of operations depends primarily on their net interest income, which is the difference between interest and dividend income on interest-earning assets, which principally consist of loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing deposits and borrowings. Results of operations also are affected by the provision for losses on loans and leases (or recoveries of prior provisions for losses); the level of their noninterest income, including gain on sale of loans; their general, administrative and other expenses, including compensation and benefits, occupancy and equipment expense, federal insurance premiums, net real estate owned expense and miscellaneous other expenses; and their income tax expense.

This Annual Report includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate,"
"project," "expect," "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private
Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations include, but are not limited to, the following: changes in economic conditions (both generally and more specifically in the markets in which the Bank operates); changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines and in government legislation and regulation (which change from time to time and over which the Company and Bank have no control); and other risks detailed in this Annual Report and in the Company's other public filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Asset and Liability Management

In order to minimize the potential for adverse effects of material fluctuations in interest rates on the Company's and Bank's results of operations, they have implemented and continue to monitor their asset and liability management policies to better match the maturities and repricing terms of their interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of (I) emphasizing the matching long-term fixed rate first mortgage loans with funding from long-term fixed rate FHLB Advances and matching short-term consumer loans, monthly adjustable lines of credit, adjustable rate mortgage-backed securities, and short-term treasury and agency securities with the relatively short-term deposit accounts of the institution.

From 1982 through 1994, the only single-family residential loans which the Bank had originated for retention in its portfolio had been ARMs. All of the ARMs currently originated have interest rates which adjust annually, although the portfolio contains some ARMs which were originated in the mid 1980s with interest rates adjusting every three years. The Bank's origination of ARMs has decreased due to the preference of it's customers for fixed-rate residential mortgage loans. The Bank's portfolio of adjustable-rate, single-family residential mortgage loans and leases amounted to $9.3 million. Beginning in 1995, through January, 1998, the Bank offered 15-year, fixed-rate residential mortgage loans for retention in its portfolio. These fixed rate loans retained in the portfolio have interest rates of 8.00% or above as of December 31, 1999 and a loan-to-value ratio of 80% or below.

From October 1990 to February 1998, the Bank originated fixed-rate single-family residential mortgage loans to meet the needs of its customers and to generate fee income when the loans were sold. Upon origination, the fixed-rate loans were mainly sold to institutional investors in the secondary market in order to eliminate the interest rate risk associated with such loans, as well as to generate additional funds for lending and other purposes. These loans are accounted for as held for sale and are carried at the lower of cost or estimated market value in the aggregate. Loans held for sale were $133,000 and $267,000 at December 31, 1999 and 1998, respectively. Commencing February 1998, the Bank amended its policy to provide for the retention of 15 and 30-year, fixed-rate residential mortgage loans, with such loans to be funded with long-term advances from the Federal Home Loan Bank ("FHLB") of Dallas. While loan originations have increased significantly, the amount of loans sold has continued to decline.

Currently, the Bank only purchases mortgage-backed securities with adjustable interest rates that reprice at least annually and investment securities with terms of two years or less. The maturities of the investment securities are staggered so that a portion matures every quarter. The Bank purchased adjustable-rate mortgage-backed securities (which reprice either monthly, semi-annually or annually) and funded the purchases with FHLB advances with interest rates that adjust monthly. These mortgage-backed securities were purchased in order to earn a positive spread above the average rate on the FHLB advances, and the average interest rate spread on these linked mortgage-backed securities and FHLB advances was 1.07% for 1999. In order to better match the maturity of its interest-bearing liabilities with the maturity of its interest-earning assets, the Bank offers certificates of deposit with terms ranging from six months to one year. At December 31, 1999, $25.7 million or 89.6% of the Bank's certificates of deposit mature in one year or less, compared to $25.8 million or 85.8% at December 31, 1998.

The Bank considers its passbook accounts to be core deposits that are less likely to be withdrawn if interest rates rise, although the amount of passbook accounts has been steadily declining in recent years. The passbook accounts have variable interest rates, and the Bank believes that it can adjust the interest rate on the accounts to retain a substantial portion of these deposits. Passbook accounts amounted to $6.9 million or 18.0% of total deposits at December 31, 1999, compared to $7.2 million or 18.2% of total deposits at December 31, 1998.

Finally, in order to manage its interest expense more effectively, the Bank has elected to offer rates on its deposit accounts that are moderately lower than certain of its competitors' rates, and as a result has occasionally experienced deposit outflows. Pursuant to this policy, the Bank has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market. This policy has assisted the Bank in controlling its cost of funds.

The following table presents the difference between the Company's and the Bank's interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 1999. This table does not necessarily indicate the impact of general interest rate movements on the Company's and the Bank's net interest income, because the repricing of certain assets and liabilities is subject to competitive and other limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.


                                      0 Months   OverThree     Over One      Over Three   Over Five
                                      Through     Through      Through       Through      Through      Over Ten
                                    Three Months  12 Months   Three Years   Five Years    Ten Years     Years      Total

                                                                 (Dollars in Thousands)

Interest-earning assets:
 Loans receivable(1)(2):
  One-to four-family residential:
      Adjustable-rate                $  3,923   $   4,245      $  1,132      $       -    $      -    $      -  $   9,300
      Fixed-rate                            8          14            31             36       1,114      46,382     47,585
  Construction                          1,690       7,585             -              -           -           -      9,275
  Commercial real estate                    -           -             -              -          33           -         33
  Consumer                                626         422         1,605            792       1,710       3,943      9,098
 Leases receivable                          -           -             4             32          68         104        208
 Mortgage-backed
   securities:
   Adjustable Rate                      5,792      17,151             -              -           -           -     22,943
   Fixed Rate-                              -           -             -              -           -         928        928
 Investment securities                    299         892           989              -           -          -       2,180
 FPB Stock                                103           -             -              -           -          -         103
 FHLB stock                             2,649           -             -              -           -          -       2,649
    Total interest-earning assets      15,090      30,309         3,761            860       2,925     51,357     104,302
Interest-bearing liabilities:
 Passbook, money market and NOW
    Accounts (3)                          468       1,404         3,747          3,747           -          -       9,366
 Certificates of deposit (4)            9,700      16,002         2,256            715           -          -      28,673
 FHLB advances:
    Adjustable-rate                    31,300           -             -              -           -          -      31,300
    Fixed-rate                              -           -             -              -       9,041     10,756      19,797
  Total interest-bearing liabilities   41,468      17,406         6,003          4,462       9,041     10,756      89,136

Interest rate sensitivity gap        $(26,378)   $ 12,903       $(2,242)      $ (3,602)$    (6,116)  $ 40,601    $ 15,166

Cumulative interest rate sensitivity
 gap                                 $(26,378)   $(13,475)     $(15,717)      $(19,319)    $(25,435) $ 15,166

Percentage of cumulative gap
 to total assets                      (25.75)%    (13.15)%      (15.34)%       (18.86)%     (24.83)%   14.8%

Cumulative ratio of interest-earning
 assets to interest-bearing
 liabilities                           36.39%      77.11%        75.77%         72.14%       67.55%   117.01%


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

(3) Although the Bank's passbook, money market and NOW accounts are generally subject to immediate withdrawal, management considers a substantial amount of these accounts to be core deposits having significantly longer effective maturities based on the Bank's retention of such deposits in changing interest rate environments. The decay rate used on these accounts was 20% per year over the first five years, which is faster than the actual withdrawals experienced by the Bank in the last two years. If all of the Bank's passbook, money market and NOW accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $5.5 million or 6.1% of total assets.

(4) It is assumed that certificates of deposit will not be withdrawn prior to maturity.

Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Company's portfolio equity on a quarterly basis, in an attempt to ensure that interest rate risk is maintained within limits established by the Board of Directors. The Office of Thrift Supervision ("OTS") adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement, although the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. Because a 200 basis point increase in interest rates would have resulted in less than a 2% decrease in the Company's NPV as a percentage of the estimated market value of its assets as of December 31, 1999, the Company would not have been subject to any capital deduction as of December 31, 1999 if the regulation had been effective as of such date. The following table presents the Company's NPV as of December 31, 1999, as calculated by the OTS, based on information provided to the OTS by the Company.


       Change in                                                      Change in NPV
     Interest Rates                                 NPV as % of       as % of Portfolio
    in Basis Points      Net Portfolio Value      Portfolio Value     Value of Assets
      (Rate Shock)     Amount  $ Change  % Change   of Assets        (1) in Basis Points

                          (Dollars in Thousands)

           300         $12,210  $(1,368)  (10.0)%       13.2%         (3.8)
           200          12,968     (610)   (4.0)        13.6           5.0
           100          13,479      (99)   (1.0)        13.8           2.2
        Static          13,578        -       -         13.5             -
          (100)         12,956     (622)   (5.0)        12.7          (8.6)
          (200)         11,533   (2,045)  (15.0)        11.1         (24.0)
          (300)          9,677   (3,901)  (29.0)         9.2         (43.0)


(1) Based on the portfolio value of the Company's assets assuming no change in interest rate.


As shown by the table above, increases in interest rates will result in increases in net portfolio value, while decreases in interest rates will result in declines in net portfolio value.

Changes in Financial Condition

The Company's total assets increased from $88.8 million at December 31, 1998 to $102.5 million at December 31, 1999.

At December 31, 1999, net loans and leases receivable (including loans held for sale) were $71.6 million or 7.0% of total assets. Of the total loan and lease portfolio, $66.4 million or 92.6% consisted of single-family residential loans or leases (including construction of single-family residences). Consumer loans accounted for $9.1 million or 12.7% of the total loan and lease portfolio at December 31, 1999, while the remainder of the portfolio consisted of $33,000 of commercial real estate loans and leases and $64,000 of unimproved land loans.

Mortgage-backed securities and investment securities represented 23.3% and 2.1% of total assets, respectively, at December 31, 1999, and cash and cash equivalents amounted to 1.0% of total assets at such date.

Non-performing assets have decreased from .4% of total assets at December 31, 1998 to .2% of total assets at December 31, 1999. Non-accruing single-family residential loans and leases represented 100% of the total non-performing assets at December 31, 1999. At December 31,
1999, allowance for loan and lease losses equaled $295,000, representing .4% of total loans and leases outstanding and 134.7% of total non-performing assets.

Total deposits decreased during 1999 to $38.0 million at December 31, 1999 from $39.8 million at December 31, 1998. Certificate accounts decreased by $1.4 million or 4.8% during 1999, while transaction accounts decreased by $351,000 or 3.6% during 1999. The decrease in total deposits is attributable to the increased competition which offers higher interest rates.

Total stockholders' equity was $13.0 million at December 31, 1999, a decrease of $2.9 million or 18.3% from December 31, 1998, which mainly can be attributed to the purchase of Treasury Stock. In addition, the Company had net income of $558,000 in 1999, less dividends of $278,000 combined with the change in unrealized gain (loss) on securities available for sale during 1999 of $(150,000). During 1999, the Company introduced two Management Recognition Plans. Stockholders' equity decreased $353,000 due to the issuance of common stock to these plans.

Results of Operations

The Company's net income increased by $134,000 or 31.6% in 1999 and increased by $108,000 or 34.2% in 1998 over the respective prior periods. The fluctuation was primarily due to an increase in net interest income after provision for (recovery of) loan and lease losses of $531,000 or 25.7%, combined with a decrease in non-interest income of $142,000 or 28.8%, an increase in non-interest expense of $230,000 or 12.2%, and an increase of $25,000 or 10.2% in income tax expense. The decrease in non-interest income is due to a decrease in gain on sale of loans of $101,000 or 73.7%, which is attributable to a decrease in the volume of loans sold and a decrease in loan fees of $32,000 or 9.9%. The increase in total non-interest expense was attributable to an increase of $98,000 or 13.6% in other non-interest expense combined with an increase of $92,000 or 9.5% in compensation expense, an increase of $20,000 or 100% in loss on sale of securities and an increase of $11,000 or 100% in net real estate owned expense. The increase in other non-interest expense is primarily attributable to the increase in the 1999 shares tax. The increase in compensation expense of $92,000 is due to the establishment of an ESOP during 1998 which resulted in $69,000 in ESOP compensation expense combined with an increase in employee compensation due to an increase in bonuses paid during 1999.

Net Interest Income

The Company's net interest income is determined by its average interest rate spread (i.e., the difference between the average yields earned on its interest-earning assets and the average rates paid on its interest-bearing liabilities),the relative amounts of interest-earning assets and interest-bearing liabilities and the degree of mismatch in the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities.

Ponchatoula's average interest rate spread decreased to 2.07% for 1999 from 2.11% for 1998. The average yield on total interest-earning assets declined by 4 basis points combined with no change in basis points in the average rate paid on total interest-bearing liabilities. The ratio of average interest-earning assets to average interest-bearing liabilities decreased to 114.5% for 1999 from 118.18% for 1998.

In 1998, the average interest rate spread decreased to 2.11% from 2.65% in 1997, as the average yield on total interest-earning assets decreased by 40 basis points and the average rate paid on total interest-bearing liabilities increased by 14 basis points. The decrease in the average interest rate spread was partially offset by an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 118.18% from 108.20% for 1997.

Net interest income increased by $473,000 or 22.3% in 1999 and by $388,000 or 22.4% in 1998, over the respective prior periods. The increases were due to an increase in volume in 1999 and due to increases in the ratio of average interest-earning assets to average interest-bearing liabilities for 1999.


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

                                                     1999                              1998                       1997
                                        Average             Yield/    Average               Yield/    Average              Yield/
                                        Balance   Interest  Rate(l)   Balance    Interest    Rate     Balance    Interest  Rate-
                                                                           (Dollars In Thousands)
  Interest-earning assets:
   Loans and leases receivables)       $ 63,645   $4,804    7.55%     $ 39,360   $ 3,214     8.17%   $ 28,403   $ 2,429   8.55%
   Mortgage-backed securities            24,985    1,450    5.80        25,535     1,454     5.69      25,246     1,576   6.24
   Investment securities                  4,874      286    5.86         3,652       209     5.72       2,469       145   5.87
   Other interest-earning assets          2,916      133    4.55         5,558       284     5.11       1,621        97   5.98
    Total interest-earning assets        96,420    6,673    6.92        74,105     5,161     6.96      57,739     4,247   7.36

  Noninterest-earning assets              2,244                          1,529                          1,591
    Total assets                        $98,664                       $ 75,634                        $59,330

  Interest-bearing liabilities:
    Deposits                           $ 39,587    1,667    4.21      $ 41,371     1,840     4.45     $43,607     1,971    4.52
    FHLB advances                        44,596    2,413    5.41        21,336     1,201     5.63       9,755       544    5.58
    Total interest-bearing liabilities   84,183    4,080    4.85        62,707     3,041     4.85      53,362     2,515    4.71

  Noninterest-bearing liabilities           482                            472                            391
    Total liabilities                    84,665                         63,179                         53,753
  Stockholders'equity                    13,999                         12,455                          5,577

    Total liabilities and
    stockholders' equity               $ 98,664                       $ 75,634                        $59,330

  Net interest income; average
  interest rate spread                           $ 2,593    2.07%                 $2,120     2.11%                $1,732   2.65%
  Net interest rnargin(3)                                   2.69%                            2.86%                         3.00%
  Average interest-earning assets to average
  interest-bearing liabilities                            114.54%                          118.18%                       108.20%


         (1)     At December 31, 1999, the weighted average yields earned and rates paid were as follows: loans and leases receivable, 7.65%; mortgage-backed securities, 6.02%; investment securities, 5.42% other interest-earning assets,
         5.27%, total interest-earning assets, 7.21 %; deposits, 4.1 1 %; FHLB advances, 5.73%; total interest-bearing liabilities,
         5.02%; and average interest rate spread, 2.18%.

         (2)     Includes loans classified as held for sale.

         (3)     Equals net interest income divided by average interest-earning assets.


 Rate/Volume Analysis

  The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate), and (ii) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                           1999 vs. 1998                          1998 vs. 1997
                                                Increase(Decrease)        Total         Increase(Decrease)      Total
                                                      Due to             Increase             Due to           Increase
                                               Rate       Volume        (Decrease)         Rate     Volume    (Decrease)
                                                                              (in Thousands)
   Interest-earning assets:
   Loans and leases receivables)             $ (260)     $1,850        $ 1,590         $ (119)       $904        $785
   Mortgage-backed securities                    28         (32)            (4)          (141)         19        (122)
   Investment securities                          5          72             77             (5)         69          64
   Other interest-earning assets                (28)       (123)          (151)           (17)        204         187
    Total interest-earning assets              (255)      1,767          1,512           (282)      1,196         914

  Interest-bearing liabilities:
   Deposits                                     (96)        (77)          (173)           (40)        (91)       (131)
   FHLB advances                                (49)      1,261          1,212             10         647         657
    Total interest-bearing liabilities         (145)      1,184          1,039            (30)        356         526

  Increase (decrease) in net interest income  $(110)      $ 583          $ 473          $ 252        $640        $388


(1)    Includes loans classified as held for sale.


Interest Income

Interest on loans and leases increased by $1,590,000 or 49.5% in 1999 and by $785,000 or 32.3% in 1998 from the respective prior periods. The increases in 1999 and 1998 were due to increases of 61.7% and 38.6%, respectively, in the average balance of loans and leases receivable. The increase in the average balance in 1999 was the result of an increase in single-family residential loans and consumer loans, offset by a decrease in construction loans and single-family residential leases. The increase in the average balance in 1998 was the result of an increase in single-family residential loans, and consumer loans, offset by a decrease in construction loans and single-family residential leases. The increased average balances were partially offset by decreases in the average yield to 7.55% in 1999 from 8.17% in 1998 and 8.55% in 1997.

Interest on mortgage-backed securities decreased by $4,000 in 1999 and decreased by $122,000 or 7.74% in 1998 from the respective prior periods. The decrease in 1999 was due to a decrease of $550,000 or 2.2% in the average balance. The decrease in 1998 was due to a decrease in the average yield to 5.69% from 6.24% in 1997, offset by an increase of $289,000 or 1.1% in the average balance.

Interest on investment securities increased by $77,000 or 36.8% in 1999 and decreased by $64,000 or 44.1% in 1998, from the respective prior periods. The increase in 1999 was due to an increase in the average yield to 5.86% from 5.72% in 1998, and by an increase in the average balance of $1.2 million or 33.5%. The increase in 1998 was due to a decrease in the average yield to 5.72% from 5.87% in 1997, offset by an increase in the average balance of investment securities of $1.2 million or 47.9%. The fluctuation in the average yields was primarily due to the maturity of higher yielding, two-year U.S. government agency securities, with the proceeds invested in similar securities with lower yields.

Other interest income, which consists of interest on interest-bearing deposits in other institutions and dividends on FHLB stock, decreased by $151,000 or 53.2% in 1999 and increased by $187,000 or 192.8% in 1998 from the respective prior periods.
The decrease in 1999 is the result of the decrease in the interest-bearing deposit accounts which decreased the average balance by $2.6 million or 47.5%. The increase in 1998 is the result of a $3.9 million or 242.9% increase in the average balance.

Total interest income increased by $1.5 million or 29.3% in 1999 and increased by $914,000 or 21.5% in 1998 from the respective prior periods. The increase in 1999 was the result of an increase of $22.3 million or 30.1% in the average balance of interest-earning assets. The increase in 1998 was the result of an increase of $16.4 million or 28.3% in the balance.

Interest Expense

Interest on deposits decreased by $173,000 or 9.4% in 1999 and decreased by $131,000 or 6.6% in 1998 from the respective prior periods. The decrease in 1999 was due to a decrease in the average balance of deposits of $1.8 million or 4.3% and a decrease in the average yield to 4.21% from 4.45% for 1998. The decrease in 1998 was due to a decrease in the average balance of $2.2 million or 5.1%, and a decrease in the average yield to 4.45% from 4.52% for 1997.

Interest on FHLB advances increased by $1.2 million or 100.9% in 1999 and by $657,000 or 120.8% in 1998. The increases in 1999 and 1998 were due to increases in the average balance of FHLB advances of $23.2 million for 1999 and $11.6 million for 1998 combined with an decrease in the average yield to 5.41% in 1999 from 5.63% in 1998 which is an increase from 5.58% in 1997. Specific mortgage-backed securities, with a fair value of $16.8 million, were pledged to the FHLB as collateral securing the advances at December 31, 1999.

Provision for (Recovery of) Loan and Lease Losses

Provision for (recovery of) loan and lease losses was $(4,000), $54,000 and $(16,000) for 1999, 1998 and 1997, respectively.
These provisions were based upon, among other variables, non-accruing loans totaling $219,000, $383,000 and $173,000 at
December 31, 1999, 1998 and 1997, respectively.

Noninterest Income

Gains on sales of loans decreased by $101,000 or 73.7% in 1999 and decreased by $30,000 or 18.0% in 1998, over the respective prior periods. The fluctuations are based primarily upon changes in the amount of loans sold. The decrease in 1999 was primarily due to the Bank retaining a significant portion of newly originated, 30-year fixed-rate mortgages. The amounts of loans sold were $1.6 million in 1999, $2.3 million in 1998 and $8.7 million in 1997.
At the time the loan is sold, income is recognized in the amount of loan fees that were deferred at the time of origination.

Loan fees and service charges decreased by $32,000 or 9.9% in 1999 and increased by $134,000 or 70.9% during 1998. The decrease in 1999 is attributable to fewer in-house loans being originated.

Other income, which primarily consists of service fees on deposit accounts and withdrawal penalties on certificates of deposit, decreased by $9,000 or 27.3% in 1999 and increased by $16,000 or 94.1% in 1998 from the respective prior periods.

Noninterest Expenses

Compensation and benefits increased by $92,000 or 9.5% in 1999 and by $98,000 or 11.3% in 1998 over the respective prior periods.
The increase in 1999 was due primarily to an increase in ESOP
compensation expense in addition to annual salary increases.   At
December 31, 1999 and 1998, Ponchatoula had 21 full-time and one part-time employee. The increase in 1998 is primarily attributable to an increase in salaries of $94,000 or 16.1%.

Occupancy and equipment expense increased by $11,000 or 6.2% in 1999 and by $37,000 or 26.4% in 1998, compared to the respective prior periods. As of 1998, all new assets purchased are being depreciated using the straight-line method instead of accelerated methods. Depreciation expense increased by $2,000 or 5.4% in
1999.   During 1998, depreciation expense increased by $8,000 or
27.6% due to new assets acquired.

Federal insurance premiums decreased by $2,000 or 7.4% in 1999 and increased by $4,000 or 17.4% in 1998, compared to the respective prior periods.

The Company incurred $11,000 of net real estate owned expense in 1999 and$-0- in 1998. Net (gains) losses on the sale of real estate owned which are included in such expense amounted to $8,000, $-0- and $23,000 in 1999, 1998, and 1997, respectively.

Other expenses, which consist of professional fees, data processing fees, taxes and assessments and other miscellaneous items, increased by $98,000 or 13.6% in 1999 and increased by $158,000 or 28.2% in 1998. The increase in 1999 was a result of an increase in data processing fees and professional fees in connection with the increased loan volume. The decrease in 1998 was a result of a decrease in professional fees and data processing fees.

Total noninterest expenses increased by $230,000 or 12.2% in 1999 and increased by $270,000 or 16.7% in 1998 over the respective prior periods. The increase in 1999 was attributable to an increase of $98,000 in other non-interest expense combined with an increase of $92,000 in compensation expense, an increase of $20,000 in loss on sale of securities and an increase of $11,000 in net real estate owned expense. Compensation expense increased due to an increase in ESOP compensation in addition to annual salary increases and increases in bonuses paid. Other non-interest expense increased due to an increase in professional fees due to the increased loan volume as well as increases in other non-interest expenses.

Federal Income Taxes

Federal income taxes increased by $25,000 or 10.2% in 1999 and increased by $60,000 or 32.4% in 1998, compared to the respective prior periods. The increase in 1999 resulted from a 23.8% increase in pre-tax income offset by a decrease in the effective tax rate to 32.6% in 1999 from 36.6% in 1998. See Note 10 of Notes to Financial Statements. The increase in 1998 resulted primarily from a 33.5% increase in pre-tax income and a decrease in the effective tax rate to 36.6% in 1998 from 36.9% in 1997.

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

In 1999, cash was provided by operating activities primarily by net income. In 1998, cash was provided by operating activities by net income and the sale of loans in excess of the amount of loans originated for sale. Other adjustments to reconcile net income to net cash provided by operations during 1999 and 1998 consisted primarily of net amortization of premiums on securities, depreciation, and increases or decreases in various receivable and payable accounts. The primary investing activities are the origination of loans and the purchase and maturities of mortgage-backed securities and investment securities. In 1999, investing activities used $15.9 million of cash, as the increase in loans and leases amounted to $19.1 million. In 1998, investing activities used $27.0 million of cash, as the amount of mortgage-backed securities purchased exceeded the amount maturing by $2.9 million and loans and leases increased by $24.4 million. The primary financing activities in 1999 and 1998 consisted of a decrease in deposits and proceeds from FHLB advances. Financing activities provided $12.6 million of cash in 1999 and provided
$27.7 million of cash in 1998. Overall, cash and cash equivalents decreased by $2.8 million and increased by $2.4 million in 1999 and 1998, respectively. See the Statements of Cash Flows in the Financial Statements.

At December 31, 1999, the Bank had no commitments to originate adjustable-rate loans. At the same date, scheduled maturities of certificates of deposit during the succeeding 12 months amounted to $25.7 million. Management of the Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rates on certificates of deposit to retain deposits in changed interest rate environments. If the Bank requires funds beyond its internal funding capacities, advances from the FHLB of Dallas are available as an additional source of funds.

Under applicable OTS regulations, Ponchatoula is required to maintain regulatory capital sufficient to maintain minimum total risk-based, Tier 1 risk based, and Tier 1 leverage ratios of at least 8%, 4% and 4%, respectively. At December 31, 1999, the Bank had total risk-based, Tier 1 risk based and Tier 1 leverage ratios of 24.43%, 23.81% and 10.83%, respectively. See Note 15 of Notes to Financial Statements.

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