Form 10KSB40, Exhibit 13
period 2000-12-31
HOMESTEAD BANCORP INC
filed 2001-03-29
CIK 1059078

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

DECEMBER 31, 2000

PONCHATOULA, LOUISIANA

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONTENTS

Page
Financial Highlights.......................................................................	1

Independent Auditor's Report.........................................................	2

Consolidated Statements of Financial Condition
as of December 31, 2000 and 1999...............................................	3

Consolidated Statements of Income for the years ended
December 31, 2000, 1999 and 1998..............................................	4

Consolidated Statements of Stockholders' Equity for the years
ended December 31, 2000, 1999 and 1998...................................	5-6

Consolidated Statements of Cash Flows for the years
ended December 31, 2000,1999 and1998.....................................	7-8

Notes to the Consolidated Financial Statements
December 31, 2000, 1999 and 1998............................................	9-30

Management's Discussion and Analysis of Financial
Condition and Results of Operations............................................	31-41

HOMESTEAD BANCORP, INC. AND SUBSIDIARY
FINANCIAL HIGHLIGHTS
(Dollars in thousands)

	DECEMBER 31,
	2000	1999	1998	1997	1996
Selected Financial
Condition and Other Data:
Total assets	$111,576	$102,450	$ 88,819	$ 59,580	$ 60,691
Cash and cash equivalents (1)	2,033	889	3,703	1,254	1,298
Securities available for sale	23,064	26,051	19,525	16,866	18,871
Securities held to maturity	-	-	10,203	10,301	10,254
Loans held for sale	311	133	267	1,414	2,290
Loans and leases receivable, net	81,514	71,507	52,373	28,069	26,150
Real estate owned, net	-	-	-	-	141
Deposits	41,504	38,039	39,829	42,111	44,427
Stockholders' Equity	12,358	13,031	15,942	5,735	5,443
Full service offices	2	2	2	2	2
	YEAR ENDED DECEMBER 31,
	2000	1999	1998	1997	1996
Selected Operating Data:
Total interest income	$ 8,072	$ 6,673	$ 5,161	$ 4,247	$ 4,276
Total interest expense	5,227	4,080	3,041	2,515	2,591
Net interest income	2,845	2,593	2,120	1,732	1,685

Provision for (recovery of) loan and lease losses	35	(4)	54	(16)	3

Net interest income after provision for (recovery of) losses	2,810	2,597	2,066	1,748	1,682
Noninterest income	307	351	493	373	434
Noninterest expenses	2,096	2,120	1,890	1,620	1,910
Income before provision for income taxes	1,021	828	669	501	206
Income taxes	361	270	245	185	60

Net Income	$ 660	$ 558	$ 424	$ 316	$ 146
	=====	=====	=====	=====	=====
	AT or FOR YEAR ENDED DECEMBER 31,
	2000	1999	1998	1997	1996
Selected Ratios (2):
Return on average assets	.60%	.57%	0.56%	0.53%	0.25%
Return on average equity	5.03	3.99	3.41	5.67	2.63
Average equity to average assets	11.92	14.19	16.47	9.40	9.50
Equity to assets at end of period	11.08	12.72	17.95	9.63	8.97
Dividend payout ratio (3)	39.85	49.82	92.21	134.49	211.64
_________________________________
(1) Includes cash and due from banks as well as interest-bearing deposits in other institutions.
(2) With the exception of end of period ratios, all ratios are based on average monthly balances during 2000, 1999, 1998 and 1997 and average quarterly balances during 1996.
(3) Ratio based upon total dividends declared, including dividends, prior to 1999, waived by Homestead Mutual Holding Company.

Independent Auditor's Report

To the Shareholders and Board of Directors of
Homestead Bancorp, Inc. and Subsidiary
Ponchatoula, Louisiana

We have audited the Consolidated Statements of Financial Condition of Homestead Bancorp, Inc. and Subsidiary as of December 31, 2000 and 1999, and the related Consolidated Statements of Income, Stockholders' Equity and  Cash Flows  for the  years  ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial  position of Homestead Bancorp, Inc. and Subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000, 1999 and 1998 in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Baton Rouge, Louisiana
January 12, 2001

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

as of December 31, 2000 and 1999

ASSETS
	2000	1999
	(In Thousands)
Cash	$ 868	$ 633
Interest-Bearing Deposits in Other Institutions	1,165	256
Securities:
Investment Securities Available for Sale (Amortized Cost of $2.5
million and $2.2 million)	2,512	2,180
Mortgage-Backed Securities Available for Sale (Amortized Cost of
$20.8 million and $24.1 million)	20,552	23,871
Federal Home Loan Bank Stock, at Cost	2,956	2,649
Other	114	103
Total Securities	26,134	28,803
Loans Held for Sale	311	133
Loans Receivable	81,635	71,594
Leases Receivable	207	208
Total Loans and Leases Receivable	81,842	71,802
Less: Allowance for Loan and Lease Losses	(328)	(295)
Net Loans and Lease Receivables	81,514	71,507
Premises and Equipment, Net	867	517
Accrued Interest Receivable	670	567
Other Assets	47	34
Total Assets	$111,576	$102,450
	======	======
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits	$ 41,504	$ 38,039
Advances from Borrowers for Taxes and Insurance	96	61
Advances from Federal Home Loan Bank	56,786	51,097
Income Taxes Payable	246	145
Other Liabilities	586	77
Total Liabilities	99,218	89,419

Stockholders' Equity:
Common Stock - $0.01 Par Value; 10,000,000 Shares Authorized,
1,477,870 Shares Issued in 2000 and 1999	15	15
Paid-in Capital in Excess of Par	12,906	12,929
Retained Earnings - Substantially Restricted	4,593	4,175
Accumulated Other Comprehensive Income	(160)	(156)
Treasury Stock - 477,248 and 321,183 Shares, at Cost	(4,010)	(2,795)
	13,344	14,168
Unearned ESOP Shares	(672)	(761)
Common Stock acquired by Management Recognition Plans	(314)	(376)
Total Stockholders' Equity	12,358	13,031

Total Liabilities and Stockholders' Equity	$111,576	$102,450
	======	======
The accompanying notes are an integral part of these financial statements.

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2000, 1999 and 1998

	2000	1999	1998
	(In Thousands, except per share data)

Interest Income:
Loans and Leases	$ 6,075	$ 4,804	$ 3,214
Investment Securities	391	286	209
Mortgage-Backed Securities	1,483	1,450	1,454
Other	123	133	284
Total Interest Income	8,072	6,673	5,161

Interest Expense:
Deposits	1,961	1,667	1,840
Borrowings	3,266	2,413	1,201
Total Interest Expense	5,227	4,080	3,041

Net Interest Income	2,845	2,593	2,120

Provision for (Recovery of) Loan and Lease Losses	35	(4)	54
Net Interest Income After Provision for (Recovery of)
Loan and Lease Losses	2,810	2,597	2,066

Noninterest Income:
Gain on Sale of Loans	45	36	137
Loan Fees and Service Charges	231	291	323
Other Income	31	24	33
Total Noninterest Income	307	351	493

Noninterest Expenses:
Compensation and Benefits	1,122	1,059	967
Occupancy and Equipment Expense	194	188	177
Loss on Sale of Securities	-	20	-
Net Real Estate Owned Expense	3	11	-
Other Expenses	777	842	746

Total Noninterest Expenses	2,096	2,120	1,890

Income Before Provision for Income Taxes	1,021	828	669

Income Taxes	361	270	245
Net Income	$ 660	$ 558	$ 424
	====	====	====
Per Share:
Earnings Per Common Share	$ .62	$ .45	$ .29
	====	====	====
Earnings Per Common Share - Assuming Dilution	$ .55	$ .40	$ .28
	====	====	====
Cash Dividends Declared	$ .24	$ .22	$ .27
	====	====	====

The accompanying notes are an integral part of these financial statements.

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

for the years ended December 31, 2000, 1999 and 1998
	2000	1999	1998
	(In Thousands)
Common Stock:
Balance - Beginning of Year	$ 15	$ 15	$ 14
Cancellation of Mutual Stock	-	-	(10)
Issuance of Stock	-	-	11
Balance - End of Year	$ 15	$ 15	$ 15
	======	======	======
Paid-In Capital In Excess of Par:
Balance - Beginning of Year	$ 12,929	$ 12,942	$ 2,064
Exercise of Stock Options	-	-	26
Dividends Declared and Waived by Holding Company	-	-	182
Management Recognition Plans Distribution	(4)	7	12
Cancellation of Mutual Stock	-	-	10
Issuance of Stock (Net of Conversion Costs)	-	-	10,652
Allocation of ESOP Shares	(19)	(20)	(4)
Balance - End of Year	$ 12,906	$ 12,929	$ 12,942
	======	======	======
Retained Earnings:
Balance - Beginning of Year	$ 4,175	$ 3,875	$ 3,734
Net Income	660	558	424
Cash Dividends Declared and Paid	(263)	(278)	(209)
Dividends Declared and Waived by Holding Company	-	-	(182)
Transfer Retained Earnings of Mutual Holding Company	-	-	100
Dividends on ESOP Shares	21	20	8
Balance - End of Year	$ 4,593	$ 4,175	$ 3,875
	======	======	======
Accumulated Other Comprehensive Income:
Balance - Beginning of Year	$ (156)	$ (6)	$ (35)
Net Change in Unrealized Gain (Loss)	(4)	(150)	29
Balance - End of Year	$ (160)	$ (156)	$ (6)
	======	======	======
Treasury Stock:
Balance - Beginning of Year	$ (2,795)	$ -	$ -
Purchase of Stock at Cost	(1,215)	(2,795)	-
Balance - End of Year	$ (4,010)	$ (2,795)	$ -
	======	======	======
Unearned Employee Stock Ownership Plan Shares:
Balance - Beginning of Year	$ (761)	$ (851)	$ -
Establishment of ESOP	-	-	(895)
Shares Released for Allocation	89	90	44
Balance - End of Year	$ (672)	$ (761)	$ (851)
	======	======	======

(CONTINUED)

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(CONTINUED)

for the years ended December 31, 2000, 1999 and 1998

	2000	1999	1998
	(In Thousands)
Director and Management Recognition Plans:
Balance - Beginning of Year	$ (376)	$ (33)	$ (42)
Shares of Common Stock Earned	62	10	9
Issuance of Common Stock	-	(353)	-
Balance - End of Year	$ (314)	$ (376)	$ (33)
	=====	=====	=====

Comprehensive Income:
Net Income	$ 660	$ 558	$ 424

Other Comprehensive Income, Net of Tax:

Unrealized Gains (Losses) on Securities
Available for Sale	(4)	(150)	29
Total Comprehensive Income	$ 656	$ 408	$ 453
	=====	=====	=====

The accompanying notes are an integral part of these financial statements.

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2000, 1999 and 1998

	2000	1999	1998
	(In Thousands)
Cash Flows From Operating Activities:
Net Income	$ 660	$ 558	$ 424
Adjustments to Reconcile Net Income to Net Cash
Provided by (Used in) Operating Activities:
Depreciation	38	39	37
Provision for Deferred Income Taxes	76	49	15
Provision for (Recovery of) Loan and Lease Losses	35	(4)	54
Loss on Sale of Real Estate Owned	3	14	-
Loss on Sale of Property	-	-	3
Net Amortization of Premiums on Securities	28	116	99
Loss on Sale of Mortgage - Backed Securities	-	20	-
Other	120	-	-
Stock Dividends on Federal Home Loan Bank Stock	(224)	(124)	(64)
Loans Originated for Sale	(1,990)	(1,716)	(1,147)
Sale of Loans	1,812	1,582	2,294
Changes in Assets and Liabilities:
(Increase) Decrease in Interest Receivable	(103)	(84)	(63)
(Increase) Decrease in Other Assets	(13)	19	94
Increase (Decrease) in Income Taxes Payable	23	4	(36)
Increase (Decrease) in Other Liabilities	509	(14)	57
Net Cash Provided by (Used in) Operating Activities	974	459	1,767

Cash Flows From Investing Activities:
Purchase of Property and Equipment	(388)	(9)	(43)
Maturities of Investment Securities	1,200	1,400	1,200
Purchases of Investment Securities	(1,483)	(1,399)	(900)
Proceeds from Call or Maturities of Mortgage-Backed Securities	3,814	8,562	6,421
Purchases of Mortgage-Backed Securities	(577)	(5,329)	(9,336)
Net Increase in Loans and Leases Receivable	(10,024)	(19,144)	(24,358)
Proceeds from Sales of Real Estate Owned	-	20	-
Proceeds from Sale of Equipment	-	-	1
Net Cash Provided by (Used in) Investing Activities	(7,458)	(15,899)	(27,015)

Cash Flows From Financing Activities:
Net Proceeds from Issuance of Common Stock	-	-	9,912
Net Increase (Decrease) in Money Market Accounts,
NOW Accounts, Savings Accounts and Brokered Deposits	711	(351)	(961)
Net Increase (Decrease) in Certificates of Deposit	2,754	(1,439)	(1,321)
Increase (Decrease) in Advances from
Borrowers for Taxes and Insurance	35	10	19

(CONTINUED)

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

for the years ended December 31, 2000, 1999 and 1998

	2000	1999	1998
	(In Thousands)

Net Proceeds from Federal Home Loan Bank Advances	5,689	18,332	21,265
Dividends Paid on Common Stock	(263)	(278)	(209)
Purchase of Federal Home Loan Bank Stock	(83)	(860)	(1,017)
MRP Shares Earned	-	7	9
Purchase of Treasury Stock	(1,215)	(2,795)	-
Net Cash Provided by (Used in) Financing Activities	7,628	12,626	27,697

Net Increase (Decrease) in Cash and Cash Equivalents	1,144	(2,814)	2,449

Cash and Cash Equivalents - Beginning of Year	889	3,703	1,254

Cash and Cash Equivalents - End of Year	$2,033	$ 889	$ 3,703
	====	====	====

Supplemental Disclosures of Cash Flow Information:
Cash Payments for:
Interest Paid to Depositors	$1,961	$1,667	$1,840
	====	====	====
Interest Paid on Advances	$3,266	$2,413	$1,201
	====	====	====
Income Taxes	$ 236	$ 259	$ 232
	====	====	====
Supplemental Schedules of Noncash Investing
and Financing Activities:
Real Estate Acquired in Settlement of
Loans and Leases	$ 18	$ 34	$ -
	====	====	====
Loans and Leases to Facilitate the Sale of
Real Estate Owned	$ 15	$ -	$ -
	====	====	====
Increase in Unrealized Gain (Loss) on Securities
Available for Sale	$ (6)	$ (204)	$ 65
	====	====	====
Increase (Decrease) in Deferred Tax Effect on Unrealized
Gain (Loss) on Securities Available for Sale	$ 2	$ 77	$ (15)
	====	====	====
The accompanying notes are an integral part of these financial statements.

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000, 1999 and 1998

Note 1 - Summary of Significant Accounting Policies -

The accounting principles followed by Homestead Bancorp, Inc. (the "Company") and its wholly-owned subsidiary, Homestead Bank, are those which are generally practiced within the savings and loan industry. The methods of applying those principles conform with generally accepted accounting principles and have been applied on a consistent basis. The principles which significantly affect the determination of financial position, results of operations, changes in stockholders' equity and cash flows are summarized below.

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

The Company sold 1,119,543 shares of common stock in the subscription offering at a price of $10.00 per share, for aggregate gross proceeds of $11,195,430. In addition, a total of 358,402 shares of common stock were issued by the Company in exchange for all of the 152,635 shares of common stock of the Association outstanding prior to consummation of the Conversion (excluding the 453,710 shares held by the MHC, which were canceled), based upon an exchange ratio of 234,810 shares of Company common stock for each share of Association common stock.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, certificates of deposit, and funds due from banks. For purposes of the Statements of Cash Flows, the Company and the Bank considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents. In addition, the Company and the Bank reports their certificates of deposit on a net basis.

Investment and Mortgage-Backed Securities

Management determines the appropriate classification of debt securities (Held to Maturity, Available for Sale, or Trading) at the time of purchase and re-evaluates this classification periodically. Securities that management has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions are classified as securities held to maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

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

Allowance for Losses

The allowance for loan and lease losses is maintained at a level, which in management's judgment is adequate to absorb credit losses inherent in the loan and lease portfolio. The allowance for loan and lease losses is based upon management's review and evaluation of the loan portfolio. Factors considered in the establishment of the allowance for loan and lease losses include management's evaluation of specific loans; the level and composition of classified loans; historical loss experience; results of examinations by regulatory agencies; an internal asset review process; expectations of future economic conditions and their impact on particular borrowers; and other judgmental factors. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans and leases, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan and lease losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

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

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

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

Income Taxes

The provision for income taxes is based on income as reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are provided on differences between income reported for financial reporting and income tax purposes as explained more fully in Note 15. Deferred taxes are provided on a liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Common Share

Basic EPS is computed by dividing income applicable to common shares by the weighted average shares outstanding; no dilution for any potentially convertible shares is included in the calculation. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Earnings per share for 1998 has been restated to reflect the transactions of the conversion.

Comprehensive Income

Comprehensive income includes net income and revenues, expenses, gains, and losses that under GAAP are excluded from net income. The components of comprehensive income are disclosed in the Statements of Changes in Stockholders' Equity for all periods presented.

Note 2 - Securities -

The amortized cost and fair values of securities available for sale as of December 31, 2000 and 1999 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(In Thousands)
December 31, 2000
Securities of U.S.
Government Agencies	$ 2,490	$ 22	$ -	$ 2,512
	======	======	========	======

Mortgage-Backed Securities	$20,816	$ -	$ (264)	$20,552
	======	======	========	======

December 31, 1999
Securities of U.S.
Government Agencies	$ 2,200	$ -	$ (20)	$ 2,180
	======	======	========	======

Mortgage-Backed Securities	$24,087	$ -	$ (216)	$23,871
	======	======	========	======

The amortized cost and fair values of securities available for sale as of December 31, 2000 by contractual maturity are shown below. Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
	(In Thousands)
Within One Year	$ 1,300	$ 1,303
One to Five Years	1,190	1,209
	2,490	2,512
Mortgage-backed Securities	20,816	20,552
Total	$23,306	$23,064
	======	======

There were no sales of securities during 2000, 1999 or 1998. Securities available for sale with a carrying value of $1.2 million and $2.0 million at December 31, 2000 and 1999, respectively, were pledged as collateral on public deposits. At December 31, 2000 and 1999, securities with carrying values totaling $18.0 million and $16.9 million and fair values totaling $18.0 million and $16.8, respectively were used to collateralize FHLB advances.

Ponchatoula has invested in FHLB stock which is carried at cost which approximates market.

Note 3 - Loans and Leases Receivable -

Loans and leases receivable at December 31, 2000 and 1999 consisted of the following:

	2000	1999
	(In Thousands)
First Mortgage Loans
	$ 63,312	$ 52,797
Second Mortgage Loans	401	418
Construction Loans	4,809	9,275
Consumer Loans	10,784	9,098
Commercial Loans	-	33
Line of Credit	4,018	3,670
	83,324	75,291
Less:
Undisbursed Portion of Mortgage Loans	(1,685)	(3,693)
Deferred Loan Fees	(4)	(4)
Net Loans Receivable	81,635	71,594

Leases Receivable	207	208

Less:
Allowance for Loan and Lease Losses	(328)	(295)
	81,514	71,507

Loans Held for Sale	311	133
Net Loans and Leases	$81,825	$ 71,640
	======	======

The performing single family loans are pledged, under a blanket lien, as collateral securing advances from the FHLB at December 31, 2000 and 1999.

The Bank had loans 90 days or more past due totaling approximately $67,000 and $219,000 at December 31, 2000 and 1999, respectively.

There were no impaired loans at December 31, 2000, which were required to be recorded in conformity with SFAS No. 114 as amended by SFAS No. 118.

The Bank is permitted to make extensions of credit to its officers and directors in the ordinary course of business. The loans are made on substantially the same terms as those prevailing at the time for comparable loans with other parties. The total of such indebtedness outstanding at December 31, 2000 and 1999 was $527,000 and $296,000, respectively. An analysis of the aggregate of these loans for 2000 is as follows:
(In Thousands)
Balance - Beginning of Year	$ 296
New Loans	241
Repayments	(10)
Balance - End of Year	$ 527
====

(CONTINUED)

Following is a summary of the activity in the allowance for losses for the years ended December 31, 2000, 1999 and 1998:

	2000	1999	1998
	(In Thousands)
Balance - Beginning of Year	$ 295	$ 302	$ 265
Provision for (Recovery of) Loan Losses	35	(4)	54
Charge Offs	(2)	(3)	(17)
Balance - End of Year	$ 328	$ 295	$ 302
	=====	=====	=====

Note 4 - Leases Receivable -

The composition of the sales-type lease receivables as of December 31, 2000 and 1999 is as follows:
	2000	1999
	(In Thousands)
Total Minimum Lease Payments To Be Received	$ 337	$ 347
Less: Unearned Income	(130)	(139)
Net Lease Receivable	$ 207	$ 208
	=====	=====

At December 31, 2000, the total minimum future lease payments receivable is due as follows:

(In Thousands)
2001	$ 18
2002	19
2003	20
2004	20
2005	15
Thereafter	115
$ 207
=====

Note 5 - Loan Servicing -

Mortgage loans serviced for others are not included in the accompanying Statements of Financial Condition. The unpaid principal balances of these loans serviced for FHLMC at December 31, 2000, 1999 and 1998 amounted to $-0-, $1,600 and $24,000, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $-0- $-0- and $100 at December 31, 2000, 1999 and 1998, respectively.

Note 6 - Premises and Equipment -

Office properties and equipment at December 31, 2000 and 1999 consisted of the following:
	2000	1999
	(In Thousands)
Buildings	$ 680	$ 680
Furniture, Fixtures and Equipment	416	397
	1,096	1,077
Less: Accumulated Depreciation	(651)	(613)
	445	464
Land	328	53
Construction in Progress	94	-
	$ 867	$ 517
	====	====

The provision for depreciation charged to expense was $38,000, $39,000and $37,000, respectively, for the years ended December 31, 2000, 1999 and 1998.

In January of 2000, Homestead Bank, purchased a tract of land in Walker, La. The land will be used to open its third location, a branch office. Construction in progress included in Premises and Equipment represents construction costs for this branch, scheduled to open in the second quarter of 2001.

Note 7 - Accrued Interest Receivable -

Accrued Interest Receivable at December 31, 2000 and 1999 consisted of the following:
	2000	1999
	(In Thousands)
Investment Securities	$ 28	$ 20
Mortgage-Backed Securities	153	154
Loans	489	393
	$ 670	$ 567
	====	====

Note 8 - Deposits -

An analysis of the deposit accounts at December 31, 2000 and 1999 is as follows:
	2000			1999
	WEIGHTED AVERAGE RATE	AMOUNT	%	WEIGHTED AVERAGE RATE	AMOUNT	%
	(Dollars In Thousands)
Money Market	2.02%	$ 472	1%	2.02%	$ 698	2%
NOW Accounts	2.02%	1,700	4	2.02%	1,818	5
Passbook Savings	2.28%	5,405	13	2.28%	6,850	18
Brokered Deposits	6.40%	2,500	6	-	-	-
		10,077	24		9,366	25
		_____	_____		_____	_____
Certificates:
2.00-3.99%	2.94%	245	1	3.31%	242	1
4.00-5.99%	5.26%	15,243	36	4.83%	27,390	72
6.00-7.99%	6.55%	15,934	38	6.08%	1,041	2
8.00-9.99%	8.62%	5	1	-	-	-
		31,427	76		28,673	75

		$41,504	100%		$ 38,029	100%
		=====	====		=====	===

(CONTINUED)

The aggregate amount of deposits with a minimum balance of $100,000 was approximately $5.3 million at December 31, 2000 and $4.8 million at December 31, 1999. Deposit amounts in excess of $100,000 are not federally insured.

A summary of certificates of deposit by maturity at December 31, 2000 and 1999 is as follows:
	2000	1999
	(In Thousands)
2000	$ -	$25,702
2001	28,843	1,360
2002	935	250
2003	658	646
2004	707	715
2005	284	-
	$31,427	$28,673
	======	======

Interest expense on deposits is summarized as follows:
	2000	1999	1998
	(In Thousands)
NOW and Money Market	$ 42	$ 46	$ 47
Passbook Savings	138	158	211
Certificates of Deposit and Brokered Deposits	1,781	1,463	1,582
	$ 1,961	$ 1,667	$ 1,840
	=====	=====	=====

Note 9 - Advances from Federal Home Loan Bank -

The Bank had outstanding advances from the Federal Home Loan Bank (FHLB) of $56.8 million and $51.1 million at December 31, 2000 and 1999, respectively. Specific mortgage-backed securities, with a fair value of approximately $18.0 million and $16.8 million and a carrying value of $18.0 million and $16.9 million at December 31, 2000 and 1999, respectively, were pledged to the FHLB as collateral securing the advances. In addition, the performing single family loans are pledged under a blanket lien as collateral securing these advances. Interest expense on advances from the FHLB totaled $3.3 million, $2.4 million, and $1.2 million for the years ended December 31, 2000, 1999 and 1998, respectively.

The Bank had excess borrowing capacity with FHLB of $1.9 million and $2.7 million at December 31, 2000 and 1999, respectively.

The following schedule provides certain information about the advances at December 31, 2000 and 1999:
	2000	1999

Borrowing at End of Year	$56.8 million	$51.1 million
Rate at End of Year	6.12%	5.74%
Maximum Borrowing during Year	$57.1 million	$51.1 million
Average Borrowing during Year	$55.2 million	$44.6 million
Weighted Average Rate	6.01%	5.49%

(CONTINUED)

The aggregate amounts of principle maturities for FHLB advances for the years indicated were as follows:
	2000	1999
	AMOUNT	AMOUNT
	(Dollars In Thousands)
2000	$ -	$ 24,110
2001	31,715	1,916
2002	2,026	2,026
2003	2,144	2,144
2004	2,268	2,268
2005	2,395	2,395
Thereafter	16,238	16,238
	$ 56,786	$ 51,097
	=======	=======

Note 10 - Regulatory Capital Requirements -

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2000, the most recent notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)
As of December 31, 2000:

Total Capital (to Risk Weighted Assets)	$ 11,200	20.57%	$ 4,356	> 8%	$ 5,445	> 10%

Tier I Capital (to Risk Weighted Assets)	$ 10,875	19.97%	$ 2,178	> 4%	$ 3,267	> 6%

Tier I Capital (to Average Assets)	$ 10,875	9.74%	$ 4,464	> 4%	$ 5,580	> 5%

Note 11 - Stock Option and Management Recognition Plans -

1996 Stock Incentive Plan

This program was designed to attract and retain qualified personnel in key positions, provide key employees with a proprietary interest in the Bank an incentive to contribute to the success of the Bank and reward key employees for outstanding performance. An aggregate of 10,782 shares of authorized but unissued Common Stock of the Bank was reserved for issuance under the Plan, which is equal to 7.5% of Common Stock issued to the public in connection with the formation of the mutual holding company ("the offering"). The exercise price of each option equals the market price of the Bank's stock on the date of grant and an option's maximum term is 10 years. Options are granted and vested at the discretion of the Compensation Committee. Ninety percent of the options were granted on July 10, 1996. Subsequent to the conversion on July 19, 1998, the total number of shares outstanding in the Plan were increased to reflect the exchange ratio.

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

1996 Management Recognition Plan for Officers

The objective of this plan is to enable the Bank to provide officers and key employees with a proprietary interest in the Bank as compensation for their contributions to the Bank and as an incentive to contribute to the Bank' future success. An aggregate of 4,312 shares of authorized Common Stock of the Bank was issued to the Management Recognition Plan for Officers, which is equal to 3.0% of the Common Stock of the Bank issued in the offering. The awards are allocated at the discretion of the Committee. Shares vest at the rate of 20% on each annual anniversary date. Subsequent to the conversion on July 19, 1998, the total number of granted but unvested shares were increased to reflect the exchange ratio.

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

(CONTINUED)

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

1999 Management Recognition Plan for Officers

The objective of this plan is to enable the Bank to provide officers and key employees with a proprietary interest in the Bank as compensation for their contributions to the Bank and as an incentive to contribute to the Bank's future success. An aggregate of 29,891 shares of authorized Common Stock of the Company was issued to the Management Recognition Plan for Officers, which is equal to 4.0% of the Common Stock of the Company issued in the offering. The awards are allocated at the discretion of the Committee.

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

The tables below summarize the activity in the Plans during 1999 and 2000.

1996 Stock Incentive Plan

	Shares	Remaining Contractual Life	Price Range Per Share

Outstanding, December 31, 1998	21,077	7.5 Years	$8.125 - 10.50
Exercised	-
Forfeited	(425)
Exchange Shares	-
Outstanding, December 31, 1999	20,652	6.5 Years	$5.50 - $8.88

Exercised	(233)
Forfeited	(512)
Outstanding, December 31, 2000	19,907	5.5 Years	$5.94 - $9.06
	====

Exercisable, December 31, 2000	15,780
	====

(CONTINUED)

1996 Management Recognition Plan for Officers

	Shares	Remaining Contractual Life	Price Range Per Share

Outstanding, December 31, 1998	5,619	7.5 Years	$8.125 - $10.50

Forfeited	(163)
Earned	(1,788)

Outstanding, December 31, 1999	3,668	6.5 Years	$5.50 - $8.88

Forfeited	(108)
Earned	(1,739)
Outstanding, December 31, 2000	1,821	5.5 Years	$5.94 - $9.06
	====
Vested, December 31, 2000	6,468
	====

1996 Management Recognition Plan for Directors

	Shares	Remaining Contractual Life	Price Range Per Share
Outstanding, December 31, 1998	1,491	7.5 Years	$8.125 - $10.50
Earned	(461)

Outstanding, December 31, 1999	1,030	6.5 Years	$5.50 - $8.88
Earned	(461)

Outstanding, December 31, 2000	569	5.5 Years	$5.94 - $9.06
	====
Vested, December 31, 2000	2,798
	====

1999 Officers' Stock Option Plan

	Shares	Weighted Average Remaining Contractual Life	Price Range Per Share
Outstanding, December 31, 1998	-
Granted	55,970
Outstanding, December 31, 1999	55,970	9.5 Years	$5.50 - $8.88

Exercised	-

Outstanding, December 31, 2000	55,970	8.5 Years	$5.94 - $9.06

	====
Exercisable, December 31, 2000	11,194
	====

(CONTINUED)

1999 Directors' Stock Option Plan

	Shares	Weighted Average Remaining Contractual Life	Price Range Per Share
Outstanding, December 31, 1998	-
Granted	27,985
Outstanding, December 31, 1999	27,985	9.5 Years	$5.50 - $8.88
Exercised	-
Outstanding, December 31, 2000	27,985	8.5 Years	$5.94 - $9.06
	====
Exercisable, December 31, 2000	5,595
	====

1999 Management Recognition Plan for Officers

	Shares	Remaining Contractual Life	Price Range Per Share

Outstanding, December 31, 1998	-
Granted	22,390
Earned	-
Outstanding, December 31, 1999	22,390	9.5 Years	$5.50 - $5.88
Granted	1,461
Earned	(4,478)
Outstanding, December 31, 2000	19,373	8.5 Years	$5.94 - $9.06
	====
Vested, December 31, 2000	4,478
	====

1999 Management Recognition Plan for Directors

	Shares	Remaining Contractual Life	Price Range Per Share
Outstanding, December 31, 1998	-
Granted	11,195
Earned	-
Outstanding, December 31, 1999	11,195	9.5 Years	$5.50 - $8.88
Granted	-
Earned	(2,235)
Outstanding, December 31, 2000	8,960	8.5 Years	$5.94 - $9.06
	====
Vested, December 31, 2000	2,235
	====

The Company applies APB Opinion 25 and related interpretations in accounting for its stock option and management recognition plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the grant dates for awards under those plans consistent with the methods of SFAS No. 123, the Company's net income and earnings per common share would have been reduced to the proforma amounts indicated below:

(CONTINUED)

		2000	1999
(Dollars In Thousands)
Net Income	As Reported	$ 660	$ 558
	Proforma	$ 628	$ 489

Earnings Per Common
Share	As Reported	$ .62	$ .45
Proforma		$ .59	$ .39

Compensation cost recognized was estimated using the Black-Scholes model with the following assumptions: dividend yield of 7%, an expected life of the options of 7 years, expected volatility of 19% and a risk free interest rate of 7.0%.

Note 12 - Employee Stock Ownership Plan -

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

The note payable referred to in the preceding paragraph requires quarterly principal payments plus interest at 8.5%. Future principle payments are due as follows:
(Dollars in Thousands)

2001	$ 73
2002	79
2003	86
2004	94
2005	102
Thereafter	304
$ 738
====

The Company accounts for the ESOP in accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." Accordingly, the debt of the ESOP is recorded as debt of the Bank and the shares pledged as collateral are reported as unearned compensation in equity. The Company's loan asset and the Bank's debt liability eliminates in consolidation. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $71,000 and $69,000 for the years ended December 31, 2000 and 1999, respectively.

Shares of the Company held by the ESOP at December 31, 2000 and 1999 is as follows:
Unreleased Shares, December 31, 1998	85
Allocated Shares	(7)

Unreleased Shares, December 31, 1999	78
Allocated Shares	(9)

Unreleased Shares, December 31, 2000	69

Fair Value of Unreleased Shares	$ 621
====

Note 13 - Profit Sharing Plan -

The Bank established a noncontributory profit sharing plan during the year ended December 31, 1986. The plan is a defined contribution plan and covers all employees after a  specified period of employment and within specified age brackets. The profit sharing expense for  the years ended December  31, 2000, 1999 and 1998 amounted to $52,000, $49,000 and $54,000, respectively.

The Board of Directors of the Bank had determined that its liability was computed each year based on fifteen percent of eligible wages. The Plan was amended effective April 1, 1998 to incorporate a 401(k) feature, pursuant to which employees are permitted to contribute up to 7.5% of their annual base salary (excluding incentive bonuses, stock benefit plans and any other form of compensation) with the annual contribution not to exceed the maximum allowed by law. The Bank will make matching contributions equal to 100% of each employee's contribution up to 7.5% of the employee's annual base salary. The investment alternatives available to participants includes nine different mutual funds, the Company's common stock and deposit accounts. An independent third party administrator administers the amended plan.

Note 14 - Other Noninterest Expenses -

An analysis of other noninterest expenses for the years ended December 31, 2000, 1999 and 1998 is as follows:
	2000	1999	1998
		(In Thousands)
Data Processing Fees	$ 105	$ 80	$ 66
Professional Fees	197	312	309
Taxes and Assessments	101	96	36
Postage and Supplies	33	38	40
Insurance	22	27	27
Federal Insurance Premium	8	25	27
Other	311	264	241
	$ 777	$ 842	$ 746
	====	====	====

Note 15 - Income Taxes -

The Company and the Bank each file a separate federal and state income tax return on a calendar year basis.

The total provision for income taxes charged to income amounted to $361,000, $270,000, and $245,000 for 2000, 1999, and 1998, respectively.

Following is a reconciliation between income tax expense based on the federal statutory tax rates and income taxes reported in the Consolidated Statements of Income:
	2000	1999	1998
	(In Thousands)

Tax at Statutory Rate - (34%)	$ 347	$ 282	$ 227
Bad Debt Recovery	4	6	4
Other	10	(18)	14
Provision for Federal Income Taxes	$ 361	$ 270	$ 245
	=====	=====	=====
Effective Tax Rate	35.36%	32.61%	36.62%
	=====	=====	=====

(CONTINUED)

The components of income tax expense are as follows:

	2000	1999	1998
	(In Thousands)

Provision for Current Taxes	$ 286	$ 221	$ 235
Provision for Deferred Taxes	75	49	10
	$ 361	$ 270	$ 245
	=====	=====	=====

The deferred tax provision (benefit) consists of the following timing differences:
	2000	1999	1998
	(In Thousands)
Bad Debt Deduction for Tax Reporting in
Excess of Amount for Financial Reporting	$ (11)	$ 3	$ (13)
Depreciation	(4)	1	6
Stock Dividends	76	42	22
ESOP Shares Distributed	14	3	(5)
	$ 75	$ 49	$ 10
	=====	====	=====

The net deferred tax asset or liability consists of the following components at December 31, 2000, 1999, and 1998:
	2000	1999	1998
	(In Thousands)

Deferred Compensation-ESOP Shares	$ (12)	$ 2	$ 5
Depreciation	(10)	(14)	(13)
Stock Dividends	(173)	(97)	(55)
Provision for Loan and Lease Losses	2	(9)	(6)
	(193)	(118)	(69)
Unrealized (Gain) Loss on Securities
Available for Sale	82	80	3
Total Deferred Tax Asset (Liability)	$ (111)	$ (38)	$ (66)
	=====	=====	=====

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

Note 16 - Dividends -

The Bank declared quarterly dividends of $.06 and $.055 per share in all quarters of 2000 and 1999 respectively.

Note 17 - Earnings Per Share -

The following illustrates the reconciliation of the numerators and denominators of the basic and diluted eps computations:
	2000			1999
	INCOME (NUMERATOR)	SHARES (DENOMINATOR)	PER SHARE AMOUNT	INCOME (NUMERATOR)	SHARES (DENOMINATOR)	PER SHARE AMOUNT
Basic EPS	(Dollars in Thousands except per share data)
Income available to
common stock-
holders	$ 660	1,058,087	$0.62	$558	1,247,477	$.45
			=====			=====
Effect of Dilutive
Securities:

Stock Options		132,877			132,954

Diluted EPS
Income available to
common stock-
holders + assumed
conversions	$ 660	1,190,964	$0.55	$558	1,380,431	$.40
	=====	=====	=====	=====	=====	=====

	1998
	INCOME (NUMERATOR)	SHARES (DENOMINATOR)	PER SHARE AMOUNT
	(Dollars in Thousands except per share data)
Basic EPS
Income available to
common stock-
holders	$ 424	1,477,870	$.29
			=====

Effective Dilutive
Securities:

Stock Options		21,077

Diluted EPS
Income available to
common stock-
holders + assumed
conversions	$ 424	1,498,947	$ .28
	=====	=======	=====

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

(CONTINUED)

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

In the normal course of business, the Bank has made commitments to extend credit of $4.4 million and $3.2 million at December 31, 2000 and 1999, respectively. These amounts include unfunded loan commitments and lines of credit with rates adjusting at Wall Street Prime + 1%.

The Bank has entered into agreements with outside third parties to sell loans that it originates. The Bank may be required to repurchase a loan if it becomes delinquent within a specified period of time as stated in the agreement. The total amount of loans originated and sold to these parties subject to repurchase amounted to $1.8 million and $1.6 million at December 31, 2000 and 1999, respectively.

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

The estimated approximate fair values of Ponchatoula's financial instruments as of December 31, 2000 and 1999 are as follows:

	2000		1999
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
		(In Thousands)
Financial Assets:
Cash and Short-Term Investments	$ 2,033	$ 2,033	$ 889	$ 889
Securities Available for Sale	26,134	26,134	28,803	28,803
Loans - Net	81,825	81,290	71,640	67,580
	$109,992	$109,457	$101,332	$97,272
	======	=====	=====	=====

	2000		1999
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
		(In Thousands)
Financial Liabilities:
Deposits	$ 41,504	$ 41,621	$ 38,039	$ 38,880
	======	=====	=====	=====

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

Note 22 - Parent Company Financial Statements -

The financial statements for Homestead Bancorp, Inc. (Parent Company Only) are presented below:

HOMESTEAD BANCORP, INC.
STATEMENTS OF FINANCIAL CONDITION
as of December 31, 2000 AND 1999

ASSETS
	2000	1999
	(In Thousands)

Cash	$ 688	$ 802
Interest-Bearing Deposits in Other Institutions	100	400
ESOP Loan Receivable	738	805
Investment in Subsidiary	11,387	11,674
Other Investments	114	103
Accrued Interest Receivable	-	1
Other	3	7
Total Assets	$13,030	$13,792
	======	======

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity:
Common Stock	15	15
Paid-in Capital in Excess of Par	12,906	12,929
Retained Earnings	4,593	4,175
Accumulated Other Comprehensive Income	(160)	(156)
Treasury Stock - Shares at Cost	(4,010)	(2,795)
	13,344	14,168
Common Stock Acquired by Management Recognition Plans	(314)	(376)
Total Stockholders' Equity	13,030	13,792

Total Liabilities and Stockholders' Equity	$13,030	$13,792
	======	======

HOMESTEAD BANCORP, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2000 and 1999

	2000	1999
	(In Thousands)
Income:
Dividend from Subsidiary	$ 1,000	$ -
Interest on Investment Securities	19	24
Interest on Mortgage-Backed Securities	-	65
Interest on ESOP Note	66	72
Other	13	11
Total Income	1,098	172

Expenses:
Operating Expenses	94	186
	_____	_____
Income Before Income Taxes and Equity in Undistributed Net
Income of Subsidiary	1,004	(14)
Applicable Income Tax Expense	-	-
Net Income Before Equity in Undistributed Net
Income of Subsidiary	1,004	(14)
Equity in Undistributed Net Income of Subsidiary	(344)	572
Net Income	$ 660	$ 558
	======	======

HOMESTEAD BANCORP, INC.
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2000 and 1999

	2000	1999
	(In Thousands)
Cash Flows From Operating Activities:
Net Income	$ 660	$ 558

Adjustments to Reconcile Net Income to Net Cash Provided by
(Used in) Operating Activities:

Loss on Sale of Mortgage-Backed Securities	-	20
Equity in Undistributed Net Income of Subsidiary	344	(572)
Other	(12)	-
(Increase) Decrease in Accrued Interest Receivable	1	23
(Increase) Decrease in Other Assets	4	-
Increase (Decrease) in Income Taxes Payable	-	(6)
Net Cash Provided by Operating Activities	997	30

Cash Flows From Investing Activities:
Purchase of Other Investment	-	(100)
Maturities and Sales of Mortgage-Backed Securities	-	2,436

Net Cash Provided by Investing Activities	-	2,336

Cash Flows From Financing Activities:
Purchase of Treasury Stock	(1,215)	(2,795)
Payment Received on Note	67	62
Dividends Paid	(263)	(278)
MRP Shares Earned	-	7
Net Cash Used by Financing Activities	(1,411)	(3,004)
	_______	_______
Net Increase (Decrease) in Cash	(414)	(645)
Cash and Cash Equivalents - Beginning of Year	1,202	1,847

Cash and Cash Equivalents - End of Year	$ 788	$ 1,202
	======	======

Supplemental Schedule of Noncash Investing and Financing
Activities:

Increase in Unrealized Gain (Loss) on Securities Available for
Sale	$ 11	$ 23
	======	======

Increase (Decrease) in Deferred Tax Effect on Unrealized Gain
(Loss) on Securities Available for Sale	$ -	$ (8)
	======	======

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion compares the consolidated financial condition of Homestead Bancorp, Inc. (the "Company") and Subsidiary, Homestead Bank, (the "Bank") at December 31, 2000 to December 31, 1999 and the results of operations for the 12 months ended December 31, 2000 with the same periods in 1999. Currently, the business and management of Homestead Bancorp, Inc. is primarily the business and management of the Bank. This discussion should be read in conjunction with the consolidated financial statements and footnotes included herein.

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

Asset and Liability Management

In order to minimize the potential for adverse effects of material fluctuations in interest rates on the Company's and Bank's results of operations, they have implemented and continue to monitor their asset and liability management policies to better match the maturities and repricing terms of their interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of emphasizing the matching long-term fixed rate first mortgage loans with funding from long-term fixed rate FHLB Advances and matching short-term consumer loans, monthly adjustable lines of credit, adjustable rate mortgage-backed securities, and short-term treasury and agency securities with the relatively short-term deposit accounts of the Bank.

From 1982 through 1994, the only single-family residential loans which the Bank had originated for retention in its portfolio had been ARMs. All of the ARMs currently originated have interest rates which adjust annually, although the portfolio contains some ARMs which were originated in the mid 1980s with interest rates adjusting every three years. The Bank's origination of ARMs has decreased due to the preference of its customers for fixed-rate residential mortgage loans. The Bank's portfolio of adjustable-rate, single-family residential mortgage loans and leases amounted to $4.7 million. Beginning in 1995, through January, 1998, the Bank offered 15-year, fixed-rate residential mortgage loans for retention in its portfolio. These fixed rate loans retained in the portfolio have interest rates of 8.00% or above as of December 31, 2000 and a loan-to-value ratio of 80% or below.

From October 1990 to February 1998, the Bank originated fixed-rate single-family residential mortgage loans to meet the needs of its customers and to generate fee income when the loans were sold. Upon origination, the fixed-rate loans were mainly sold to institutional investors in the secondary market in order to eliminate the interest rate risk associated with such loans, as well as to generate additional funds for lending and other purposes. These loans are accounted for as held for sale and are carried at the lower of cost or estimated market value in the aggregate. Loans held for sale were $311,000 and $133,000 at December 31, 2000 and 1999, respectively. Commencing February 1998, the Bank amended its policy to provide for the retention of 15 and 30-year, fixed-rate residential mortgage loans, with such loans to be funded with long-term advances from the Federal Home Loan Bank ("FHLB") of Dallas. While loan originations have increased significantly, the amount of loans sold have continued to decline.

Currently, the Bank only purchases mortgage-backed securities with adjustable interest rates that reprice at least annually and investment securities with terms of two years or less. The maturities of the investment securities are staggered so that a portion matures every quarter. In 1995 and 1996, the Bank purchased approximately $10 million of adjustable-rate mortgage-backed securities (which reprice either monthly, semi-annually or annually) and funded the purchases with FHLB advances with interest rates that adjust monthly. These mortgage-backed securities were purchased in order to earn a positive spread above the average rate on the FHLB advances, and the average interest rate spread on these linked mortgage-backed securities and FHLB advances was 0.66% for 2000. In order to better match the maturity of its interest-bearing liabilities with the maturity of its interest-earning assets, the Bank offers certificates of deposit with terms ranging from six months to one year. At December 31, 2000, $28.8 million or 91.8% of the Bank's certificates of deposit mature in one year or less, compared to $25.7 or 89.6% at December 31, 1999.

The Bank considers its passbook accounts to be core deposits that are less likely to be withdrawn if interest rates rise, although the amount of passbook accounts has been steadily declining in recent years. The passbook accounts have variable interest rates, and the Bank believes that it can adjust the interest rate on the accounts to retain a substantial portion of these deposits. Passbook accounts amounted to $5.4 million or 13% of total deposits at December 31, 2000, compared to $6.9 million or 18% of total deposits at December 31, 1999.

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

The following table presents the difference between the Company's and the Bank's interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 2000. This table does not necessarily indicate the impact of general interest rate movements on the Company's and the Bank's net interest income, because the repricing of certain assets and liabilities is subject to competitive and other limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.

	0 Months Through Three Months	Over Three Through 12 Months	Over One Through Three Years	Over Three Through Five Years	Over Five Through Ten Years	Over Ten Years	Total

			(Dollars in Thousands)

Interest-earning assets:
Interest Bearing Deposits	$ -	$ -	$ 1,165	$ -	$ -	$ -	$ 1,165
Loans receivable(1)(2):
One-to four-family residential:
Adjustable-rate	-	3	160	323	648	3,435	4,569
Fixed-rate	-	8	13	20	926	58,178	59,145
Construction	1,426	3,383	-	-	-	-	4,809
Lines of Credit	-	-	-	-	4,018	-	4,018
Consumer	790	238	1,070	1,489	2,235	4,962	10,784
Leases receivable	-	-	3	40	57	107	207
Adjustable-rate mortgage-backed
securities	7,477	12,138	-	-	-	-	19,615
Fixed-rate Mortgage-backed Securities	-	-	-	-	-	937	937
Investment securities	513	901	1,212	-	-	-	2,626
FHLB stock	2,956	-	-	-	-	-	2,956
Total interest-earning assets	13,162	16,671	3,623	1,872	7,884	67,619	110,831
Interest-bearing liabilities:
Passbook, money market and NOW
Accounts (3)	379	1,136	3,030	3,030	-	-	7,575
Certificates of deposit (4)	12,094	19,249	1,594	991	-	-	33,928
FHLB advances:
Adjustable-rate	29,800	-	-	-	-	-	29,800
Fixed-rate	-	-	-	-	8,167	18,819	26,986
Total interest-bearing liabilities	42,273	20,385	4,624	4,021	8,167	18,819	98,289
	______	______	______	______	______	______	______
Interest rate sensitivity gap	$ (29,111)	$ (3,714)	$ (1,001)	$ (2,149)	$ (283)	$ 48,800	$ 12,542
	======	=====	======	======	======	======	======
Cumulative interest rate sensitivity gap	$ (29,111)	(32,825)	$ (33,826)	$ (35,975)	$ (36,258	$ 12,542
	======	=====	======	======	======	======
Percentage of cumulative gap
to total assets	(26.09)%	(29.42)%	(30.32)%	(32.24)%	(32.50)%	11.24%
	======	=====	======	======	======	======
Cumulative ratio of interest-earning
assets to interest-bearing liabilities	31.14%	81.78%	78.35%	46.56%	96.53%	138.56%
	======	=====	======	======	======	======

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

(3) Although the Bank's passbook, money market and NOW accounts are generally subject to immediate withdrawal, management considers a substantial amount of these accounts to be core deposits having significantly longer effective maturities based on the Bank's retention of such deposits in changing interest rate environments. The decay rate used on these accounts was 20% per year over the first five years, which is faster than the actual withdrawals experienced by the Bank in the last two years. If all of the Bank's passbook, money market and NOW accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $- million or -% of total assets.

(4) It is assumed that certificates of deposit will not be withdrawn prior to maturity.

Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Company's portfolio equity on a quarterly basis, in an attempt to ensure that interest rate risk is maintained within limits established by the Board of Directors. The Office of Thrift Supervision ("OTS") adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement, although the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. Because a 200 basis point increase in interest rates would have resulted in less than a 2% decrease in the Company's NPV as a percentage of the estimated market value of its assets as of December 31, 2000, the Company would not have been subject to any capital deduction as of December 31, 2000 if the regulation had been effective as of such date. The following table presents the Company's NPV as of December 31, 2000, as calculated by the OTS, based on information provided to the OTS by the Company.

	Net Portfolio Value
Change in Interest Rates in Basis Points (Rate Shock)	Amount	$ Change	% Change	NPV as % of Portfolio Value of Assets	Change in NPV as % of Portfolio Value of Assets (1)
	(Dollars in Thousands)
300	$ 8,907	$ (3,463)	(28.0)%	8.9%	(24.0)%
200	10,193	(2,178)	(18.0)	9.8	(14.2)
100	11,386	(984)	(8.0)	10.7	(5.9)
Static	12,371	-	-	11.3	-
(100)	12,709	(338)	3.0	11.3	3.0
(200)	11,841	(530)	(4.0)	10.4	(8.9)
(300)	10,360	(2,011)	(16.0)	9.0	(22.9)

(1) Based on the portfolio value of the Company's assets assuming no change in interest rates.

As shown by the table above, increases in interest rates will result in increases in net portfolio value, while decreases in interest rates will result in declines in net portfolio value.

Changes in Financial Condition

The Company's total assets  increased from $102.5 million at December 31, 1999 to $111.6 million at December 31, 2000.

At December 31, 2000, net loans and leases receivable (including loans held for sale) were $81.8 million or 73.3% of total assets. Of the total loan and lease portfolio, $71.0 million or 86.8% consisted of single-family residential loans or leases (including construction of single-family residences). Consumer loans accounted for $10.8 million or 13.2% of the total loan and lease portfolio at December 31, 2000, while the remainder of the portfolio consisted of $50,000 of unimproved land loans.

Mortgage-backed securities and investment securities represented 18.4% and 2.2% of total assets, respectively, at December 31, 2000, and cash and cash equivalents amounted to 1.8% of total assets at such date.

Non-performing assets have decreased from 0.2% of total assets at December 31, 1999 to 0.1% of total assets at December 31, 2000. Non-accruing single-family residential loans and leases represented 100% of the total non-performing assets at December 31, 2000. At December 31, 2000, allowance for loan and lease losses equaled $328,000, representing 0.4% of total loans and leases outstanding and 489.6% of total non-performing assets.

Total deposits increased during 2000 to $41.5 million at December 31, 2000 from $38.0 million at December 31, 1999. Certificate accounts increased by $2.8 million or 9.6% during 2000, while transaction accounts decreased by $1.8 million or 19.1% during 2000. The Company obtained $2.5 million in brokered deposits during the year. The increase in total deposits is primarily attributable to the placement of these brokered deposits with the Bank.

Total stockholders' equity was $12.4 million at December 31, 2000, a decrease of $673,000 or 5.2% from December 31, 1999, which mainly can be attributed to the purchase of Treasury Stock. In addition, the Company had net income of $660,000 in 2000, less dividends of $263,000 combined with the change in unrealized gain (loss) on securities available for sale during 2000 of $(4,000).

Results of Operations

The Company's net income increased by $102,000 or 18.3% in 2000 and increased by $134,000 or 31.6% in 1999 over the respective prior periods. The fluctuation was primarily due to an increase in net interest income after provision for recovery of loan and lease losses of $213,000 or 8.2%, combined with a decrease in non-interest expenses of $24,000 or 1.1%, offset by a decrease in non-interest income of $44,000 or 12.5%, and an increase of $91,000 or 33.7% in income tax expense. The decrease in non-interest income is due to a decrease in loan fees of $60,000 or 20.6%, due to an increase in the volume of loans closed and retained in house. The decrease in total non-interest expense was attributable to a decrease in other non-interest expense of $65,000 or 7.7% offset by an increase of $63,000 or 6.0% in compensation expense. The decrease in other non-interest expense is attributable to the decrease of professional fees and services of $115,000 or 36.9%, in connection with the increased loan volume retained in house. The increase in compensation expense of $63,000 is due to an overall increase in employee compensation and an increase in bonuses paid during 2000.

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

The Bank's average interest rate spread decreased to 2.06% for 2000 from 2.07% for 1999, as the average yield on total interest-earning assets increased by 58 basis points combined with an increase of 59 basis points in the average rate paid on total interest-bearing liabilities. This ratio of average interest-earning assets to average interest-bearing liabilities decreased to 112.02% for 2000 from 114.54% for 1999.

In 1999, the average interest rate spread decreased to 2.07% from 2.11% in 1998. The average yield on total interest-earning assets declined by 4 basis points combined with no change in the basis points in the average rate paid on total interest-bearing liabilities. The ratio of average interest-earning assets to average interest-bearing liabilities decreased to 114.54% from 118.18% for 1998.

Net interest income increased by $252,000 or 9.72% in 2000 and by $473,000 or 22.3% in 1999, over the respective prior periods. The increases were due to an increase in loan portfolio volume and rate offset by an increase in FHLB advances volume and rate. The increase in 2000 can also be attributed to a special dividend of $45,000 paid by Federal Home Loan Bank of Dallas to its stockholders in April 2000.

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

	2000			1999			1998
	Average Balance	Interest	Yield/ Rate(1)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Dollars In Thousands)
Interest-earning assets:
Loans and leases receivable(2)	$ 77,743	$ 6,075	7.81%	$ 63,645	$ 4,804	7.55%	$ 39,360	$ 3,214	8.17%
Mortgage-backed securities	22,328	1,483	6.64	24,985	1,450	5.80	25,535	1,454	5.69
Investment securities	5,308	391	7.37	4,874	286	5.86	3,652	209	5.72
Other interest-earning assets	2,220	123	5.54	2,916	133	4.55	5,558	284	5.11
Total interest-earning assets	107,599	8,072	7.50	96,420	6,673	6.92	74,105	5,161	6.96

Noninterest-earning assets	2,421			2,244			1,529
Total assets	$110,020			$ 98,664			$ 75,634
				====			====
Interest-bearing liabilities:
Deposits	$ 40,681	1,961	4.82	$ 39,587	1,667	4.21	$ 41,371	1,840	4.45
FHLB advances	55,372	3,266	5.90	44,596	2,413	5.41	21,336	1,201	5.63
Total interest-bearing liabilities	96,053	5,227	5.44	84,183	4,080	4.85	62,707	3,041	4.85

Noninterest-bearing liabilities	856			482			472
Total liabilities	96,909			84,665			63,179
Stockholders' equity	13,111			13,999			12,455

Total liabilities and stockholders' equity	$110,020			$ 98,664			$ 75,634
	=====			=====			=====
Net interest income; average interest rate spread		$ 2,845	2.06%		$ 2,593	2.07%		$2,120	2.11%
		=====	====		====	====		====	====
Net interest margin(3)			2.64%			2.69%			2.86%
			====			====			====
Average interest-earning assets to average interest-bearing liabilities			112.02%			114.54%			118.18%
			====			====			====

(1) At December 31, 2000, the weighted average yields earned and rates paid were as follows: loans and leases receivable, 7.85%; mortgage-backed securities, 6.59%; investment securities, 5.74%; other interest-earning assets, 6.17%; total interest-earning assets, 7.49%; deposits, 4.86%; FHLB advances, 6.02%; total interest-bearing liabilities, 5.42%; and average interest rate spread, 2.06%.

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

	2000 vs. 1999			1999 vs. 1998
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
	(In Thousands)

Interest-earning assets:
Loans and leases receivable(1)	$ 171	$1,100	$1,271	$(260)	$1,850	$1,590
Mortgage-backed securities	197	(164)	33	28	(32)	(4)
Investment securities	78	27	105	5	72	77
Other interest-earning assets	27	(37)	(10)	(28)	(123)	(151)
Total interest-earning assets	473	926	1,399	(255)	1,767	1,512

Interest-bearing liabilities:
Deposits	247	47	294	(96)	(77)	(173)
FHLB advances	232	621	853	(49)	1,261	1,212
Total interest-bearing liabilities	479	668	1,147	(145)	1,184	1,039

Increase (decrease) in net interest income	$ (6)	$ 258	$ 252	$ 110	$ 583	$ 473
	===	====	====	====	====	====

(1) Includes loans classified as held for sale.

Interest Income

Interest on loans and leases increased by $1.3 million or 26.5% in 2000 and by $1.6 million or 49.5% in 1999 from the respective prior periods. The increases in 2000 and 1999 were due to increases of 22.2% and 61.7%, respectively, in the average balance of loans and leases receivable. The increase in the average balance in 2000 was the result of an increase in single-family residential loans and consumer loans, offset by a decrease in construction loans. The increase in the average balance in 1999 was the result of an increase in single-family residential loans and consumer loans, offset by a decrease in construction loans and single-family residential leases. The average yield increased to 7.81% in 2000 from 7.55% in 1999. The increased average balance in 1999 were partially offset by decreases in the average yield to 7.55% in 1999 from 8.17% in 1998.

Interest on mortgage-backed securities increased by $33,000 or 2.3% in 2000 and decreased by $4,000 or 0.3% in 1999 from the respective prior periods. The increase in 2000 was due to an increase in the average yield to 6.64% from 5.8% in 1999, offset by a decrease of $2.7 million or 10.6% in the average balance. The decrease in 1999 was due to a decrease of $550,000 or 2.2% in the average balance.

Interest on investment securities increased by $105,000 or 36.7% in 2000 and by $77,000 or 36.8% in 1999, from the respective prior periods. The increase in 2000 was due to an increase in the average yield to 7.37% from 5.86% in 1999, and an increase in the average balance of $434,000 or 8.9%. The increase in 1999 was due to an increase in the average yield to 5.86% from 5.72% in 1998, and by an increase in the average balance of $1.2 million or 33.5%.

Other interest income, which consists of interest on interest-bearing deposits in other institutions, decreased by $10,000 or 7.5% in 2000 and by $151,000 or 53.2% in 1999 from the respective prior periods. The decrease in 2000 is the result of the decrease of $696,000 or 23.9% in the average interest-bearing deposit accounts offset by an increase in the yield to 5.54% in 2000 from 4.55% in 1999. The decrease in 1999 is the result of the decrease in the interest-bearing deposit accounts by $2.6 million or 47.5% combined with a decrease in the yield to 4.55% from 5.11% in 1998.

Total interest income increased by $1.4 million or 21.0% in 2000 and by $1.5 million or 29.3% in 1999 from the respective prior periods. The increase in 2000 was the result of an increase of $11.2 million or 11.6% in the average balance of interest-earning assets, and an increase in the average yield of 58 basis points. The increase in 1999 was the result of an increase of $22.3 million or 30.1% in the average balance of interest-earning assets.

Interest Expense

Interest on deposits increased by $294,000 or 17.6% in 2000 and decreased by $173,000 or 9.4% in 1999 from the respective prior periods. The increase in 2000 was due to an increase in the average balance of deposits of $1.1 million or 2.8% and an increase in the average yield to 4.82% from 4.21% for 2000. The decrease in 1999 was due to a decrease in the average balance of $1.8 million or 4.3%, and a decrease in the average yield to 4.21% from 4.45% for 1998.

Interest on FHLB advances increased by $853,000 or 35.4% in 2000 and by $1.2 million or 100.9% in 1999. The increases in 2000 and 1999 were due to increases in the average balance of FHLB advances of $10.8 million for 2000 and $23.3 million for 1999 combined with an increase in the average yield to 5.90% in 2000 from 5.41% in 1999. Specific mortgage-backed securities, with a fair value of $18.0 million, were pledged to the FHLB as collateral securing the advances at December 31, 2000.

Provision for (Recovery of) Loan and Lease Losses

Provision for (recovery of) loan and lease losses was $35,000, $(4,000) and $54,000 for 2000, 1999 and 1998, respectively. These provisions were based upon, among other variables, non-accruing loans totaling $67,000, $219,000 and $383,000 at December 31, 2000, 1999 and 1998, respectively. The provision in 2000 was primarily due to the $10.0 million increase in the net loan and lease portfolio.

Noninterest Income

Gains on sales of loans increased by $9,000 or 25% in 2000 and decreased by $101,000 or 73.7% in 1999, over the respective prior periods. The fluctuations are based primarily upon changes in the amount of loans sold. The amounts of loans sold were $1.8 million in 2000, $1.6 million in 1999 and $2.3 million in 1998. At the time the loan is sold, income is recognized in the amount of loan fees that were deferred at the time of origination.  Because the Bank is retaining a significant portion of newly originated, 30-year fixed-rate mortgages, the amount of loans sold and the related gains on sales have declined.

Loan fees and service charges decreased by $60,000 or 20.6% in 2000 and by $32,000 or 9.9% during 1999. These decreases in 2000 and 1999 is attributable to fewer in-house loans being originated.

Other income, which primarily consists of service fees on deposit accounts and withdrawal penalties on certificates of deposit, increased by $7,000 or 29.2% in 2000 and decreased by $9,000 or 27.3% in 1999 from the respective prior periods.

Noninterest Expenses

Compensation and benefits increased by $63,000 or 6.0% in 2000 and by $92,000 or 9.5% in 1999 over the respective prior periods. The increase in 2000 was primarily due to an increase in salaries and officers compensation, the result of annual raises during 2000 as well as an increase in health insurance of $13,000 or 23.0%. At December 31, 2000 and 1999, Ponchatoula had 22 and 21 full-time and one part-time employee. The increase in compensation and benefits in 1999 is primarily attributable to an increase in ESOP compensation expense in addition to annual salary increases.

Occupancy and equipment expense increased by $6,000 or 3.2% in 2000 and by $11,000 or 6.2% in 1999, compared to the respective prior periods. The increase was primarily due to a $3,000 or 12.2% increase in telephone expense and a $2,000 or 13.0% increase in utilities expense.

The Company incurred $3,000 and $11,000 of net real estate owned expense in 2000 and 1999. Net (gains) losses on the sale of real estate owned which are included in such expense amounted to $3,000, $8,000 and $-0- in 2000, 1999, and 1998, respectively.

Other expenses, which consist of professional fees, data processing fees, postage and supplies and other miscellaneous items, decreased by $65,000 or 7.7% in 2000 and increased by $96,000 or 12.9% in 1999. The decrease in 2000 was a result of a decrease in professional fees and other expenses offset by an increase in data processing fees, and taxes and assessments. The increase in 1999 was a result of an increase in professional fees and data processing fees in connection with the increased loan volume.

Total noninterest expenses decreased by $24,000 or 1.1% in 2000 and increased by $230,000 or 12.2% in 1999 over the respective prior periods. The decrease in 2000 was attributable to a decrease of $65,000 in other expenses, a decrease of $20,000 in loss on sale of securities and a decrease of $17,000 in federal insurance premiums offset with an increase of $63,000 in compensation and benefits.

Federal Income Taxes

Federal income taxes increased by $91,000 or 33.7% in 2000 and increased by $25,000 or 10.2% in 1999, compared to the respective prior periods. The increase in 2000 resulted from a 23.3% increase in pre-tax income and an increase in the effective tax rate to 35.4% in 2000 from 32.6% in 1999. See Note 15 of Notes to Financial Statements. The increase in 1998 resulted primarily from a 23.8% increase in pre-tax income.

Liquidity and Capital Resources

The Company is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings institution maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. The Bank's liquidity at December 31, 2000 was 6.4%.

In 2000, cash was provided by operating activities by net income and an increase in other liabilities. In 1999, cash was provided by operating activities primarily by net income. Other adjustments to reconcile net income to net cash provided by operations during 1999 consisted primarily of net amortization of premiums on securities, depreciation, and increases or decreases in various receivable and payable accounts. The primary investing activities are the origination of loans and the purchase of mortgage-backed securities and investment securities. In 1999, investing activities used $15.9 million of cash, as the increase in loans and leases amounted to $19.1 million. The primary financing activities in 2000 and 1999 consisted of deposits and FHLB advances. Financing activities provided $ million of cash in 2000 and $12.6 million of cash in 1999. Overall, cash and cash equivalents increased by $1.1 million and $2.8 million in 2000 and 1999, respectively. See the Statements of Cash Flows in the Financial Statements.

At December 31, 2000, the Bank had no commitments to originate adjustable-rate loans. At the same date, scheduled maturities of certificates of deposit during the next 12 months amounted to $28.8 million. Management of the Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rates on certificates of deposit to retain deposits in changed interest rate environments. If the Bank requires funds beyond its internal funding capacities, advances from the FHLB of Dallas are available as an additional source of funds.

Under applicable OTS regulations, the Bank is required to maintain regulatory capital sufficient to maintain minimum total risk-based, Tier 1 risk based, and Tier 1 leverage ratios of at least 8%, 4% and 4%, respectively. At December 31, 2000, the Bank had total risk-based, Tier 1 risk based and Tier 1 leverage ratios of 20.57%, 19.97% and 9.74%, respectively. See Note 10 of Notes to Financial Statements.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation.