Form 10KSB40, Exhibit 13
period 2001-12-31
HOMESTEAD BANCORP INC
filed 2002-04-01
CIK 1059078

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

DECEMBER 31, 2001

PONCHATOULA, LOUISIANA

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONTENTS

Page
Financial Highlights	1

Independent Auditor's Report	2

Consolidated Balance Sheets as of
December 31, 2001 and 2000	3

Consolidated Statements of Income for the years ended
December 31, 2001, 2000 and 1999	4

Consolidated Statements of Changes in Stockholders' Equity
for the years ended December 31, 2001, 2000, and 1999	5 - 6

Consolidated Statements of Cash Flows for the years
ended December 31, 2001, 2000 and 1999	7 - 8

Notes to the Consolidated Financial Statements
December 31, 2001, 2000 and 1999	9 - 27

Management's Discussion and Analysis of Financial
Condition and Results of Operations	28 - 38

HOMESTEAD BANCORP, INC. AND SUBSIDIARY
FINANCIAL HIGHLIGHTS
(Dollars in thousands)

	DECEMBER 31,
	2001	2000	1999	1998	1997
Selected Financial
Condition and Other Data:
Total assets	$121,514	$111,576	$102,450	$ 88,819	$ 59,580
Cash and cash equivalents (1)	6,100	2,033	889	3,703	1,254
Securities available for sale	33,962	23,064	26,051	19,525	16,866
Securities held to maturity	-	-	-	10,203	10,301
Loans held for sale	806	311	133	267	1,414
Loans and leases receivable, net	75,037	81,514	71,507	52,373	28,069
Real estate owned, net	104	-	-	-	-
Deposits	56,623	41,504	38,039	39,829	42,111
Stockholders' Equity	12,256	12,358	13,031	15,942	5,735
Full service offices	3	2	2	2	2

	YEAR ENDED DECEMBER 31,
	2001	2000	1999	1998	1997
Selected Operating Data:
Total interest income	$ 8,008	$ 8,072	$ 6,673	$ 5,161	$ 4,247
Total interest expense	5,092	5,227	4,080	3,041	2,515
Net interest income	2,916	2,845	2,593	2,120	1,732
Provision for (recovery of)
loan and lease losses	17	35	(4)	54	(16)
Net interest income after provision for
(recovery of) losses	2,899	2,810	2,597	2,066	1,748
Noninterest income	534	307	351	493	373
Noninterest expenses	2,547	2,096	2,120	1,890	1,620
Income before provision for income taxes	886	1,021	828	669	501
Income taxes	301	361	270	245	185

Net Income	$ 585	$ 660	$ 558	$ 424	$ 316

	AT or FOR YEAR ENDED DECEMBER 31,
	2001	2000	1999	1998	1997
Selected Ratios (2):
Return on average assets	0.50%	0.60%	0.57%	0.56%	0.53%
Return on average equity	4.78	5.03	3.99	3.41	5.67
Average equity to average assets	10.52	11.92	14.19	16.47	9.40
Equity to assets at end of period	10.09	11.08	12.72	17.95	9.63
Dividend payout ratio (3)	38.63	39.85	49.82	92.21	134.49

(1)  Includes cash and due from banks as well as interest-bearing deposits in other institutions.
(2)  With the exception of end of period ratios, all ratios are based on average monthly balances.
(3) Ratio based upon total dividends declared, including dividends prior to 1999 waived by Homestead
Mutual Holding Company.

Independent Auditor's Report

To the Shareholders and Board of Directors of
Homestead Bancorp, Inc. and Subsidiary
Ponchatoula, Louisiana

We have audited the Consolidated Balance Sheets of Homestead Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related Consolidated Statements of Income,  Changes in Stockholders'   Equity and  Cash Flows  for the  years  ended December 31, 2001, 2000 and 1999.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial  position of Homestead Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000, and the results  of  their  operations, changes in their stockholders' equity,  and  their  cash flows  for  the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Baton Rouge, Louisiana
January 11, 2002

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

as of December 31, 2001 and 2000

ASSETS
	2001	2000
	(In Thousands)
Cash	$ 896	$ 868
Interest-Bearing Deposits in Other Institutions	5,204	1,165
Securities:
Investment Securities Available for Sale (Amortized Cost of $1.9
million and $2.5 million)	1,960	2,512
Mortgage-Backed Securities Available for Sale (Amortized Cost of
$32.4 million and $20.8 million)	32,002	20,552
Federal Home Loan Bank Stock, at Cost	3,080	2,956
Other	140	114
Total Securities	37,182	26,134
Loans Held for Sale	806	311
Loans Receivable	75,241	81,635
Leases Receivable	134	207
Total Loans and Leases Receivable	75,375	81,842
Less: Allowance for Loan and Lease Losses	(338)	(328)
Net Loans and Leases Receivables	75,037	81,514
Real Estate Owned	104	-
Premises and Equipment, Net	1,576	867
Accrued Interest Receivable	655	670
Other Assets	54	47
Total Assets	$121,514	$111,576

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits	$ 56,623	$ 41,504
Advances from Borrowers for Taxes and Insurance	77	96
Advances from Federal Home Loan Bank	52,307	56,786
Income Taxes Payable	101	164
Other Liabilities	150	668
Total Liabilities	109,258	99,218

Stockholders' Equity:
Common Stock - $0.01 Par Value; 10,000,000 Shares Authorized,
1,477,870 Shares Issued in 2001 and 2000	15	15
Paid-in Capital in Excess of Par	12,919	12,906
Retained Earnings - Substantially Restricted	4,972	4,593
Accumulated Other Comprehensive Income	(223)	(160)
Treasury Stock - 541,524 and 477,248 Shares, at Cost	(4,596)	(4,010)
	13,087	13,344
Unearned ESOP Shares	(582)	(672)
Common Stock acquired by Management Recognition Plans	(249)	(314)
Total Stockholders' Equity	12,256	12,358
Total Liabilities and Stockholders' Equity	$121,514	$111,576

The accompanying notes are an integral part of these financial statements.

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
	(In Thousands, except
	per share data)
Interest Income:
Loans and Leases	$ 6,162	$ 6,075	$ 4,804
Investment Securities	273	391	286
Mortgage-Backed Securities	1,320	1,483	1,450
Other	253	123	133
Total Interest Income	8,008	8,072	6,673

Interest Expense:
Deposits	2,345	1,961	1,667
Borrowings	2,747	3,266	2,413
Total Interest Expense	5,092	5,227	4,080

Net Interest Income	2,916	2,845	2,593
Provision for (Recovery of) Loan and Lease Losses	17	35	(4)
Net Interest Income After Provision for (Recovery of)
Loan and Lease Losse s	2,899	2,810	2,597

Noninterest Income:
Gain on Sale of Loans	108	45	36
Loan Fees and Service Charges	373	231	291
Gain on Sale of Securities	23	-	-
Other Income	30	31	24
Total Noninterest Income	534	307	351

Noninterest Expenses:
Compensation and Benefits	1,360	1,122	1,059
Occupancy and Equipment Expense	222	194	188
Loss on Sale of Securities	-	-	20
Net Real Estate Owned Expense	12	3	11
Other Expenses	953	777	842
Total Noninterest Expenses	2,547	2,096	2,120

Income Before Provision for Income Taxes	886	1,021	828
Income Taxes	301	361	270
Net Income	$ 585	$ 660	$ 558

Per Share:
Earnings Per Common Share	$ 0.65	$ 0.62	$ 0.45

Earnings Per Common Share - Assuming Dilution	$ 0.56	$ 0.55	$ 0.40

The accompanying notes are an integral part of these financial statements.

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

for the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
	(In Thousands)
Common Stock:
Balance - Beginning and End of Year	$ 15	$ 15	$ 15

Paid-In Capital In Excess of Par:
Balance - Beginning of Year	$12,906	$12,929	$ 12,942
Management Recognition Plans Distribution	19	(4)	7
Allocation of ESOP Shares	(6)	(19)	(20)
Balance - End of Year	$12,919	$12,906	$ 12,929

Retained Earnings:
Balance - Beginning of Year	$ 4,593	$ 4,175	$ 3,875
Net Income	585	660	558
Cash Dividends Declared and Paid	(226)	(263)	(278)
Dividends on ESOP Shares	20	21	20
Balance - End of Year	$ 4,972	$ 4,593	$ 4,175

Accumulated Other Comprehensive Income:
Balance - Beginning of Year	$ (160)	$ (156)	$ (6)
Change in Net Unrealized Gain (Loss), Net of
Reclassification Adjustment	(63)	(4)	(150)
Balance - End of Year	$ (223)	$ (160)	$ (156)

Treasury Stock:
Balance - Beginning of Year	$ (4,010)	$ (2,795)	$ -
Purchase of Stock at Cost	(586)	(1,215)	(2,795)
Balance - End of Year	$ (4,596)	$ (4,010)	$ (2,795)

Unearned Employee Stock Ownership Plan Shares:
Balance - Beginning of Year	$ (672)	$ (761)	$ (851)
Shares Released for Allocation	90	89	90
Balance - End of Year	$ (582)	$ (672)	$ (761)

(CONTINUED)

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(CONTINUED)

for the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
	(In Thousands)
Director and Management Recognition Plans:
Balance - Beginning of Year	$ (314)	$ (376)	$ (33)
Shares of Common Stock Earned	65	62	10
Issuance of Common Stock	-	-	(353)
Balance - End of Year	$ (249)	$ (314)	$ (376)

Comprehensive Income:
Net Income	$ 585	$ 660	$ 558

Other Comprehensive Income, Net of Tax:

Change in Net Unrealized Gain (Loss) on
Securities Available for Sale, Net of
Reclassification Adjustment	(63)	(4)	(150)
Total Comprehensive Income	$ 522	$ 656	$ 408

The accompanying notes are an integral part of these financial statements.

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

 CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
	(In Thousands)

Cash Flows From Operating Activities:
Net Income	$ 585	$ 660	$ 558
Adjustments to Reconcile Net Income to Net Cash
Provided by (Used in) Operating Activities:
Depreciation	63	38	39
Provision for Deferred Income Taxes	59	76	49
Provision for (Recovery of) Loan and Lease Losses	17	35	(4)
(Gain) Loss on Sale/Writedown of Real Estate Owned	5	3	14
(Gain) Loss on Sale of Property and Equipment	11	-	-
Net Amortization (Accretion) on Securities	16	28	116
(Gain) Loss on Sales of Securities	(23)	-	20
Unrealized (Gain) Loss on Trading Security	(26)	(11)	(103)
ESOP, Director and Management Recognition Plans	189	120	7
Stock Dividends on Federal Home Loan Bank Stock	(124)	(224)	(124)
Changes in Assets and Liabilities:
Net (Increase) Decrease in Loans Held for Sale	(495)	(178)	(134)
(Increase) Decrease in Accrued Interest Receivable	15	(103)	(84)
(Increase) Decrease in Other Assets	(7)	(13)	19
Increase (Decrease) in Income Taxes Payable	(89)	23	4
Increase (Decrease) in Other Liabilities	(518)	509	(14)
Net Cash Provided by (Used in) Operating Activities	(322)	963	363

Cash Flows From Investing Activities:
Purchases of Premises and Equipment	(783)	(388)	(9)
Purchases of Securities Available for Sale	(18,526)	(2,049)	(6,625)
Proceeds from Maturities and Principal Reductions of
Securities Available for Sale	6,633	5,014	7,719
Proceeds from Sales of Securities Available for Sale	905	-	2,243
Net (Increase) Decrease in Loans and Leases Receivable	6,351	(10,024)	(19,144)
Proceeds from Sales of Real Estate Owned	-	-	20
Net Cash Provided by (Used in) Investing Activities	(5,420)	(7,447)	(15,796)

Cash Flows From Financing Activities:
Net Increase (Decrease) in Demand Deposits, NOW and Money
Market Accounts, Savings Accounts and Brokered Deposits	2,083	711	(351)
Net Increase (Decrease) in Certificates of Deposit	13,036	2,754	(1,439)
Net Increase (Decrease) in Advances from
Borrowers for Taxes and Insurance	(19)	35	10

(CONTINUED)

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

for the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
	(In Thousands)

Net Borrowings (Repayments) from Federal Home Loan Bank	(4,479)	5,689	18,332
Dividends Paid on Common Stock	(226)	(263)	(278)
Purchase of Federal Home Loan Bank Stock	-	(83)	(860)
Purchase of Treasury Stock	(586)	(1,215)	(2,795)
Net Cash Provided by (Used in) Financing Activities	9,809	7,628	12,619

Net Increase (Decrease) in Cash and Cash Equivalents	4,067	1,144	(2,814)

Cash and Cash Equivalents - Beginning of Year	2,033	889	3,703

Cash and Cash Equivalents - End of Year	$ 6,100	$ 2,033	$ 889

Supplemental Disclosures of Cash Flow Information:
Cash Payments for:
Interest on Deposits	$ 2,500	$ 1,799	$ 1,667

Interest on Advances	$ 2,747	$ 3,266	$ 2,413

Income Taxes	$ 331	$ 236	$ 259

Supplemental Schedules of Noncash Investing
and Financing Activities:
Real Estate Acquired in Settlement of
Loans and Leases	$ 109	$ 18	$ 34

Loans and Leases to Facilitate the Sale of
Real Estate Owned	$ -	$ 15	$ -

Change in the Unrealized Gain (Loss) on Securities
Available for Sale	$ (97)	$ (6)	$ (204)

Change in the Deferred Tax Effect on the Unrealized
Gain (Loss) on Securities Available for Sale	$ 33	$ 2	$ 77

The accompanying notes are an integral part of these financial statements.

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies -

Nature of Operations

The accounting principles followed by Homestead Bancorp, Inc. (the Company) and its wholly-owned subsidiary, Homestead Bank (the Bank), are those which are generally practiced within the savings and loan industry. The methods of applying those principles conform with generally accepted accounting principles and have been applied on a consistent basis.  The principles which significantly affect the determination of financial position, results of operations, changes in stockholders' equity and cash flows are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of Homestead Bancorp, Inc. and its wholly- owned subsidiary, Homestead Bank.  In July of 1999, the subsidiary changed its name from Ponchatoula Homestead Savings, F.A. to Homestead Bank.   All significant intercompany balances and transactions have been eliminated.  Certain reclassifications to previously published financial statements have been made to comply with current reporting requirements.

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

Cash and Cash Equivalents

 For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand, certificates of deposit, and balances due from banks.

Securities

Management determines the appropriate classification of debt securities (Held to Maturity, Available for Sale, or Trading) at the time of purchase and re-evaluates this classification periodically.  Debt securities that management has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions are classified as securities held to maturity. These securities are recorded at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. The Company and the Bank had no securities classified as held to maturity at December 31, 2001 and 2000.

Securities classified as available for sale are those securities that the Company and the Bank intend to hold for an indefinite period of  time but  not necessarily  to maturity.  Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of their assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors.  Securities available for sale are recorded at fair value.  Unrealized gains or losses are reported as a component of comprehensive income in stockholders' equity, net of the related deferred tax effect.  Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Securities classified as trading are those securities held for resale in anticipation of short-term market movements.  These securities are recorded at market value with any market adjustments included in earnings.  The Company held one equity security classified as trading at December 31, 2001 and 2000 which is reflected as an other investment in these financial statements.

The Bank has invested in Federal Home Loan Bank stock which is reflected at cost in these financial statements.  As a member of the FHLB System, the Bank is required to purchase and maintain stock in an amount equal to the greater of 1% of the aggregate unpaid balance of loans and securities secured by single family and multi-family properties, 0.3% of total assets, or 5% of total FHLB advances.  FHLB stock is redeemable at par value at the discretion of the FHLB and is used to collateralize FHLB advances.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate.  Net unrealized losses, if any, are recognized in a valuation allowance by charges to income.  Gains on sales of loans are recognized when the proceeds from the loan sales are received by the Bank.

Loans Receivable

Loans receivable are stated at unpaid principal balances adjusted for  the allowance for loan losses and any deferred loan origination fees.  Interest on mortgage and consumer loans is accrued based on the principal outstanding.

Generally, the Bank discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest.  When a loan is placed on non-accrual status, previously recognized but uncollected interest is reversed to income or charged to the allowance for loan losses.  Subsequent cash receipts on non-accrual loans are accounted for on the cost recovery method until the loans quality for return to accrual status.

A loan is classified as impaired when it is probable the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective   interest rate or   the loan's observable market price or are based on the fair value of the collateral if the loan is collateral dependent.  Interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due.

Allowance for Losses

The allowance for loan and lease losses is maintained at a level, which in management's judgment, is adequate to absorb credit losses inherent in the loan and lease portfolio.  The allowance for loan and lease losses is based upon management's review and evaluation of the loan portfolio.  Factors considered in the establishment of the allowance for loan and lease losses include management's evaluation of specific loans; the level and composition of classified loans; historical loss experience; results of examinations by regulatory agencies; an internal asset review process; expectations of future economic conditions and their impact on particular borrowers; and other judgmental factors.  Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans and leases,  because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan and lease losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

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

Real Estate Owned

Properties acquired through foreclosure or negotiated settlement are recorded at the lower of cost or fair value.  Revenues and expenses associated with maintaining or disposing of foreclosed properties are recorded during the period in which they are incurred.

Premises and Equipment

Bank premises and equipment are recorded at cost less accumulated depreciation.  Expenditures for maintenance and repairs are charged to operations as incurred.  Costs of major additions and improvements are capitalized.

Depreciation is provided at rates based upon estimated useful service lives using the straight-line method for financial reporting and accelerated methods for income tax reporting purposes. The estimated service lives for buildings is twenty to thirty nine years and for equipment is five to ten years.

The costs of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal and the resulting gains or losses are included in current operations.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes in recognition of the timing differences of certain transactions.

Deferred taxes are provided utilizing a liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the reported amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

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

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

 Note 2 - Securities -

The amortized cost and fair values of securities available for sale as of December 31, 2001 and 2000 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2001	(In Thousands)
Securities of U.S.
Government Agencies	$ 1,902	$ 58	$ -	$ 1,960

Mortgage-Backed Securities	$ 32,398	$ -	$ (396)	$ 32,002

December 31, 2000
Securities of U.S.
Government Agencies	$ 2,490	$ 22	$ -	$ 2,512

Mortgage-Backed Securities	$ 20,816	$ -	$ (264)	$20,552

The amortized cost and fair values of securities available for sale as of December 31, 2001 by contractual maturity are shown below.  Expected maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the following maturity categories.

(CONTINUED)

	Amortized	Fair
	Cost	Value
	(In Thousands)

Within One Year	$ 1,200	$ 1,242
After One Year Through Five Years	702	718
	1,902	1,960
Mortgage-backed Securities	32,398	32,002

Total	$ 34,300	$ 33,962

Securities available for sale with a carrying value of $1.1 million and $1.2 million at December 31, 2001 and 2000, respectively, were pledged as collateral on public deposits.  At December 31, 2001 and 2000, securities with carrying values totaling $10.6 million and $18.0 million, respectively, were used to collateralize FHLB advances.

Sales of securities for the year ended December 31, 2001 resulted in a gross realized gain of approximately $23,000.  There were no sales of securities for the year ended December 31, 2000, and for the year ended December 31, 1999, sales resulted in a gross realized loss of $20,000.

Note 3 - Loans and Leases Receivable -

Loans and leases receivable at December 31, 2001 and 2000 consist of the following:

	2001	2000
	(In Thousands)

First Mortgage Loans	$ 56,877	$ 63,312
Second Mortgage Loans	367	401
Construction Loans	6,386	4,809
Consumer Loans	10,092	10,784
Lines of Credit	3,961	4,018
	77,683	83,324
Less:
Undisbursed Portion of Mortgage Loans	(2,438)	(1,685)
Deferred Loan Fees	(4)	(4)
Loans Receivable	75,241	81,635
Leases Receivable	134	207
Less:
Allowance for Loan and Lease Losses	(338)	(328)
Net Loans and Leases Receivable	75,037	81,514
Loans Held for Sale	806	311
	$ 75,843	$ 81,825

(CONTINUED)

The performing single family loans are pledged, under a blanket lien, as collateral securing advances from the FHLB at December 31, 2001 and 2000.

As of December 31, 2001 and 2000, the Bank had impaired loans totaling approximately $295,000 and $67,000, respectively, which have been recognized in conformity with SFAS No. 114 as amended by SFAS No. 118.  All non-accrual loans were considered impaired at December 31, 2001 and 2000, and there was no portion of the allowance for loan losses allocated to these impaired loans.  The interest income recognized on impaired loans was insignificant.  There were no other loans contractually past due 90 days or more at December 31, 2001 and 2000.

The Bank is permitted to make extensions of credit to its officers and directors in the ordinary course of business.  The loans are made on substantially the same terms as those prevailing at the time for comparable loans with other parties.  The total of such indebtedness outstanding at December 31, 2001 and 2000 was $528,000 and $527,000, respectively.  An analysis of the aggregate of these loans for 2001 is as follows:

(In Thousands)

Balance - Beginning of Year	$ 527
New Loans	50
Repayments	(49)
Balance - End of Year	$ 528

Following is a summary of the activity in the allowance for losses for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
	(In Thousands)

Balance - Beginning of Year	$ 328	$ 295	$ 302
Provision for (Recovery of) Loan Losses	17	35	(4)
Charge Offs	(7)	(2)	(3)
Balance - End of Year	$ 338	$ 328	$ 295

Note 4 - Leases Receivable -

The composition of the sales-type lease receivables as of December 31, 2001 and 2000 is as follows:

	2001	2000
	(In Thousands)
Total Minimum Lease Payments	$ 208	$ 337
Less: Unearned Income	(74)	(130)
Net Lease Receivable	$ 134	$ 207

(CONTINUED)

At December 31, 2001, the total minimum future lease payments receivable is due as follows:

(In Thousands)

2002	$ 11
2003	13
2004	13
2005	13
2006	8
Thereafter	76
$ 134

Note 5 - Loan Servicing -

Mortgage loans serviced for others are not included in the accompanying Balance Sheets.  The unpaid principal balances of these loans serviced for FNMA and  FHLMC at December 31, 2001, are approximately $8.8 million.  There were no mortgage loans serviced for others at December 31, 2000.

Note 6 - Premises and Equipment -

Bank premises and equipment at December 31, 2001 and 2000 consist of the following:

	2001	2000
	(In Thousands)
Buildings	$ 1,393	$ 680
Furniture, Fixtures and Equipment	359	416
	1,752	1,096
Less: Accumulated Depreciation	(504)	(651)
	1,248	445
Land	328	328
Construction in Progress	-	94
	$ 1,576	$ 867

The provision for depreciation charged to expense was $63,000, $38,000 and $39,000, respectively, for the years ended December 31, 2001, 2000 and 1999.

Note 7 - Accrued Interest Receivable -

Accrued Interest Receivable at December 31, 2001 and 2000 consists of the following:

	2001	2000
	(In Thousands)
Investment Securities	$ 22	$ 28
Mortgage-Backed Securities	192	153
Loans	441	489
	$ 655	$ 670

Note 8 - Deposits -

An analysis of the deposit accounts at December 31, 2001 and 2000 is as follows:

	2001			2000
	Weighted			Weighted
	Average			Average
	Rate	Amount	%	Rate	Amount	%
	(Dollars In Thousands)
Money Market	2.02%	$ 416	1%	2.02%	$ 472	1%
NOW Accounts	2.02%	2,720	5	2.02%	1,700	4
Passbook Savings	2.02%	6,524	12	2.28%	5,405	13
Brokered Deposits	6.06%	2,500	4	6.40%	2,500	6
		12,160	22		10,077	24

Certificates:
2.00-3.99%	3.01%	9,568	16	2.94%	245	1
4.00-5.99%	4.82%	33,966	60	5.26%	15,243	36
6.00-7.99%	6.05%	929	2	6.55%	15,934	38
8.00-9.99%	- %	-	-	8.62%	5	1
		44,463	78		31,427	76

		$ 56,623	100%		$41,504	100%

The aggregate amount of time deposits exceeding $100,000 was approximately $5.1 million and $3.5 million at December 31, 2001 and 2000, respectively.  Deposit amounts in excess of $100,000 are not federally insured.

The maturities of certificates of deposit at December 31, 2001 are as follows:

(In Thousands)

2002	$ 35,309
2003	7,932
2004	550
2005	296
2006	376
$ 44,463

Interest expense on deposits is summarized as follows:

	2001	2000	1999
	(In Thousands)

NOW and Money Market	$ 43	$ 42	$ 46
Passbook Savings	124	138	158
Certificates of Deposit and Brokered Deposits	2,178	1,781	1,463
	$ 2,345	$ 1,961	$ 1,667

Note 9 - Advances from Federal Home Loan Bank -

The Bank had outstanding advances from the Federal Home Loan Bank  (FHLB) of $52.3 million and $56.8 million at December 31, 2001 and 2000, respectively.  Specific mortgage-backed securities with a fair value of approximately $10.6 million and $18.0 million at December 31, 2001 and 2000, respectively, were pledged to the FHLB as collateral securing the advances.  In addition, the performing single family loans are pledged under a blanket lien as collateral securing these advances.  Interest expense on advances from the FHLB totaled $2.8 million, $3.3 million, and $2.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The unused line of credit with FHLB was approximately $4.3 million at December 31, 2001.

The following schedule provides certain information about the advances at December 31, 2001 and 2000:

	2001	2000

Borrowing at End of Year	$ 52.3 million	$56.8 million
Rate at End of Year	4.88%	6.12%
Maximum Borrowing during Year	$ 56.4 million	$57.1million
Average Borrowing during Year	$ 54.5 million	$55.2million
Weighted Average Rate	5.03%	6.01%

The aggregate amounts of principal maturities for FHLB advances at December 31, 2001, are as follows:

(In Thousands)

2002	$ 23,999
2003	2,645
2004	2,798
2005	2,956
2006	3,111
Thereafter	16,798
$ 52,307

Note 10 - Regulatory Capital Requirements -

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  Prompt corrective action provisions are not applicable to the bank holding company.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2001 and 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject.

(CONTINUED)

As of December 31, 2001 and 2000, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the most recent notification that management believes have changed the prompt corrective action category.

The Bank's actual capital amounts and ratios are presented at December 31, 2001 and 2000 which approximate the amounts and ratios for the Company (consolidated) at December 31, 2001 and 2000.

					To Be Well
			Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)
As of December 31, 2001:

Total Capital (to Risk
Weighted Assets)	$ 11,712	21.16%	$ 4,428	8.00%	$ 5,535	10.00%

Tier I Capital (to Risk
Weighted Assets)	$ 11,387	20.57%	$ 2,214	4.00%	$ 3,321	6.00%

Tier I Leveraged Capital
(to Average Assets)	$ 11,387	9.37%	$ 4,864	4.00%	$ 6,080	5.00%

As of December 31, 2000:

Total Capital (to Risk
Weighted Assets)	$11,200	20.57%	$ 4,356	8.00%	$ 5,445	10.00%

Tier I Capital (to Risk
Weighted Assets)	$ 10,875	19.97%	$ 2,178	4.00%	$ 3,267	6.00%

Tier I Leveraged Capital
(to Average Assets)	$ 10,875	9.74%	$ 4,464	4.00%	$ 5,580	5.00%

 Note 11 - Stock Option and Management Recognition Plans -

1996 Stock Incentive Plan

This program was designed to attract and retain qualified personnel in key positions, to provide key employees with a proprietary interest in the Bank as an incentive to contribute to the success of the Bank and to reward key employees for outstanding performance.   An aggregate of 10,782 shares of authorized but unissued Common Stock of the Company was reserved for issuance under the Plan.  The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years.  Options are granted and vested at the discretion of the Compensation Committee. Ninety percent of the options were granted on July 10, 1996.  Subsequent to the conversion from a mutual to stock association on July 19, 1998, the total number of shares outstanding in the Plan were increased to reflect the exchange ratio.

(CONTINUED)

1996 Management Recognition Plan for Officers

The objective of this plan is to enable the Bank to provide officers and key employees with a proprietary interest in the Bank as compensation for their contributions to the Bank and as an incentive to contribute to the Bank's future success.  An aggregate of 4,312 shares of authorized Common Stock of the Company was issued to the Management Recognition Plan for Officers.  The awards are allocated at the discretion of the Committee. Shares vest at the rate of 20% on each annual anniversary date.  Subsequent to the conversion from a mutual to stock association on July 19, 1998, the total number of granted but unvested shares were increased to reflect the exchange ratio.

1996 Management Recognition Plan for Directors

The objective of this plan is to enable the Bank to provide non-employee directors with a proprietary interest in the Bank as compensation for their contributions to the Bank and as an incentive to contribute to the Bank's future success.   An aggregate of 1,434 shares of authorized Common Stock of the Company was issued to the Management Recognition Plan for Directors.  Ninety percent of the awards were granted on the date the Plan was approved by the stockholders of the Bank, which was April 10, 1996.  The remaining 144 shares were granted April 10, 1997.   Shares vest at the rate of 20% on each annual anniversary date.  Subsequent to the conversion from a mutual to stock association on July 19, 1998, the total number of granted but unvested shares were increased to reflect the exchange ratio.

1999 Officers' Stock Option Plan

This program was designed to attract and retain qualified personnel in key positions, to provide key employees with a proprietary interest in the Bank as an incentive to contribute to the success of the Bank and to reward key employees for outstanding performance.  An aggregate of 74,730 shares of authorized but unissued Common Stock of the Company was reserved for issuance under the Plan.  The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years.  Shares vest at the rate of 20% per year, beginning one year from the anniversary date of the grant.  Seventy-five percent of the options were granted in 1999.

1999 Directors' Stock Option Plan

In order to attract and retain qualified directors for the Bank, the 1999 Directors' Stock Option Plan was adopted.  An aggregate of 37,224 shares of authorized but unissued Common Stock of the Company was reserved for issuance under the Directors' Stock Option Plan.  The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years.  Shares vest at the rate of 20% per year, beginning one year from the anniversary date of the grant.  Seventy-five percent of the options were granted in 1999.

1999 Management Recognition Plan for Officers

The objective of this plan is to enable the Bank to provide officers and key employees with a proprietary interest in the Bank as compensation for their contributions to the Bank and as an incentive to contribute to the Bank's future success.  An aggregate of 29,891 shares of authorized Common Stock of the Company was issued to the Management Recognition Plan for Officers.  The awards are allocated at the discretion of the Committee. Shares vest at the rate of 20% per year, beginning one year from the anniversary date of the grant.  Seventy-five percent of the awards were granted during 1999.

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

(CONTINUED)

The tables below summarize the activity in the Plans during 2000 and 2001.

*    The remaining contractual life for the 1999 Officers' Stock Option Plan and the 1999 Directors' Stock Option Plan represents the weighted average remaining contractual life.

		* Remaining
		Contractual	Price Range
	Shares	Life	Per Share
1996 Stock Incentive Plan
Outstanding, December 31, 1999	20,652
Exercised	(233)
Forfeited	(512)
Outstanding, December 31, 2000	19,907	5.5 Years	$5.94 - $9.06
Exercised	(87)
Forfeited	(636)
Outstanding, December 31, 2001	19,184	4.5 Years	$8.94 - $9.53

Exercisable, December 31, 2001	19,184

1996 Management Recognition Plan for Officers
Outstanding, December 31, 1999	3,668
Forfeited	(108)
Earned	(1,739)
Outstanding, December 31, 2000	1,821	5.5 Years	$5.94 - $9.06
Forfeited	(45)
Earned	(1,776)
Outstanding, December 31, 2001	-

Vested, December 31, 2001	7,016

1996 Management Recognition Plan for Directors
Outstanding, December 31, 1999	1,030
Earned	(461)
Outstanding, December 31, 2000	569	5.5 Years	$5.94 - $9.06
Earned	(461)
Outstanding, December 31, 2001	108	4.5 Years	$8.94 - $9.53

Vested, December 31, 2001	2,182

1999 Officers' Stock Option Plan
Outstanding, December 31, 1999	55,970
Exercised	-
Outstanding, December 31, 2000	55,970	8.5 Years*	$5.94 - $9.06
Exercised	-
Outstanding, December 31, 2001	55,970	7.5 Years*	$8.94 - $9.53

Exercisable, December 31, 2001	22,388

(CONTINUED)

		* Remaining
		Contractual	Price Range
	Shares	Life	Per Share

1999 Directors' Stock Option Plan
Outstanding, December 31, 1999	27,985
Exercised	-
Outstanding, December 31, 2000	27,985	8.5 Years*	$5.94 - $9.06
Exercised	-
Outstanding, December 31, 2001	27,985	7.5 Years*	$8.94 - $ 9.53

Exercisable, December 31, 2001	11,190

1999 Management Recognition Plan for Officers
Outstanding, December 31, 1999	22,390
Granted	1,461
Earned	(4,478)
Outstanding, December 31, 2000	19,373	8.5 Years	$5.94 - $9.06
Granted	656
Earned	(4,769)
Outstanding, December 31, 2001	15,260	7.5 Years	$8.94 - $9.53

Vested, December 31, 2001	9,247

1999 Management Recognition Plan for Directors
Outstanding, December 31, 1999	11,195
Granted	-
Earned	(2,235)
Outstanding, December 31, 2000	8,960	8.5 Years	$5.94 - $9.06
Granted	-
Earned	(2,235)
Outstanding, December 31, 2001	6,725	7.5 Years	$8.94 - $9.53

Vested, December 31, 2001	4,470

The Company applies APB Opinion 25 and related interpretations in accounting for its stock option and management recognition plans.  Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the grant dates for awards under those plans consistent with the methods of SFAS No. 123, the Company's net income and earnings per common share would have changed to the proforma amounts indicated below:

		2001	2000
		(Dollars In Thousands)

Net Income	As Reported	$ 585	$ 660
	Proforma	$ 590	$ 628
Earnings Per Common
Share	As Reported	$ 0.65	$0.62
	Proforma	$ 0.65	$0.59

 (CONTINUED)

Compensation cost recognized was estimated using the Black-Scholes model with the following assumptions: dividend yield of 7%, an expected life of the options of 7 years, expected volatility of 19% and a risk free interest rate of 7.0%.

Note 12 - Employee Stock Ownership Plan -

The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers all employees who have completed six months of service and have attained age 20.  The Company makes contributions to the ESOP to fund the ESOP's debt service.  All dividends received by the ESOP are used to pay debt service.  As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year.  For purposes of calculating earnings per share, ESOP shares that have been committed to be released are considered outstanding shares.

The note payable referred to in the preceding paragraph requires quarterly principal payments plus interest at 8.50%.  Future principal payments are due as follows:

(Dollars in Thousands)

2002	$ 79
2003	86
2004	94
2005	102
2006	111
Thereafter	193
$ 665

The Company accounts for the ESOP in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans.  Accordingly, the debt of the ESOP is recorded as debt of the Bank and the shares pledged as collateral are reported as unearned compensation in equity.  The Company's loan asset and the Bank's debt liability eliminates in consolidation.  As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share computations.  Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.  ESOP compensation expense was $83,000 and $71,000 for the years ended December 31, 2001 and 2000, respectively.

Shares of the Company held by the ESOP at December 31, 2001 and 2000 are as follows:

(In Thousands)
Unreleased Shares, December 31, 1999	78
Allocated Shares	(9)
Unreleased Shares, December 31, 2000	69
Allocated Shares	(9)
Unreleased Shares, December 31, 2001	60

Fair Value of Unreleased Shares	$ 556

Note 13 - Profit Sharing Plan -

The Bank established a noncontributory profit sharing plan during the year ended December 31, 1986. The plan is a defined contribution plan and covers all employees after a specified period of employment and within specified age brackets.  The Plan was amended effective April 1, 1998 to incorporate a 401(k) feature, pursuant to which employees are permitted to make voluntary contributions subject to Internal Revenue Service limits. The Bank will make matching contributions equal to 100% of each employee's

(CONTINUED)

contribution up to 7.5% of the employee's annual base salary. The investment alternatives available to participants include different mutual funds, the Company's common stock and deposit accounts.  An independent third party administrator administers the amended plan. The profit sharing expense for the years ended December 31, 2001, 2000 and 1999 amounted to $51,000, $52,000 and $49,000, respectively.

Note 14 - Other Noninterest Expenses -

An analysis of other operating expense for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
	(In Thousands)
Data Processing Fees	$ 151	$ 105	$ 80
Professional Fees	234	197	312
Taxes and Assessments	160	101	96
Postage and Supplies	61	33	38
Insurance	31	22	27
Federal Insurance Premium	8	8	25
Other	308	311	264
	$ 953	$ 777	$ 842

Note 15 - Income Taxes -

The total provision for income taxes charged to income amounted to $301,000, $361,000, and $270,000 for 2001, 2000, and 1999, respectively.

Following is a reconciliation between income tax expense based on the federal statutory tax rates and income taxes reported in the Consolidated Statements of Income:

	2001	2000	1999
	(In Thousands)
Tax at Statutory Rate - (34%)	$ 301	$ 347	$ 282
Bad Debt Recovery	-	4	6
Other	-	10	(18)
Provision for Federal Income Taxes	$ 301	$ 361	$ 270

Effective Tax Rate	33.97%	35.36%	32.61%

The components of the consolidated provision for income taxes are:

Provision for Current Taxes	$ 242	$ 286	$ 221
Provision for Deferred Taxes	59	75	49
	$ 301	$ 361	$ 270

  The deferred tax provision (benefit) consists of the following timing differences:

Bad Debt Deduction for Tax Reporting in
Excess of Amount for Financial Reporting	$ -	$ (11)	$ 3
Depreciation	11	(4)	1
Stock Dividends	42	76	42
ESOP Shares Distributed	6	14	3
	$ 59	$ 75	$ 49

 (CONTINUED)

The net deferred tax liability consists of the following components at December 31, 2001, 2000, and 1999:

	2001	2000	1999
	(In Thousands)
Provision for Loan and Lease Losses	$ (2)	$ (2)	$ 9
Depreciation	21	10	14
Stock Dividends	215	173	97
Deferred Compensation-ESOP Shares	18	12	(2)
	252	193	118
Unrealized Gain (Loss) on Securities
Available for Sale	(115)	(82)	(80)
Total Deferred Tax Liability	$ 137	$ 111	$ 38

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

 Note 16 - Dividends -

 The Bank declared quarterly dividends of $.06 per share in all quarters of 2001 and 2000.

 Note 17 - Earnings Per Share -

 The following illustrates the computation of net income per common share and net income per common share - assuming dilution:

	Year Ended December 31,
	2001	2000	1999
Numerator:
Net Income (In Thousands)	$ 585	$ 660	$ 558

Denominator:
Denominator for Net Income per
Common Share (Weighted-Average
Shares Outstanding)	902,072	1,058,087	1,247,477
Effect of Dilutive Securities:
Stock Options	132,800	132,877	132,954
Denominator for Net Income per
Common Share - Assuming Dilution	1,034,872	1,190,964	1,380,431

Net Income per Common Share	$ 0.65	$ 0.62	$ 0.45

Net Income per Common Share -
Assuming Dilution	$ 0.56	$ 0.55	$ 0.40

Note 18 - Off-Balance-Sheet Instruments -

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

(CONTINUED)

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments.  The Bank uses the same credit policies in making commitments and conditional obligations as it does for instruments that are included in the Consolidated Balance Sheets.

In the normal course of business, the Bank has made commitments to extend credit of $5.6 million and $4.4 million at December 31, 2001 and 2000, respectively.  These amounts include unfunded loan commitments and lines of credit with rates adjusting at Wall Street Prime + 1%.

The Bank has entered into agreements with outside third parties to sell loans that it originates.  The Bank may be required to repurchase a loan if it becomes delinquent within a specified period of time as stated in the agreement.  The total amount of loans originated and sold to these parties subject to repurchase amounted to $3.6 million and $1.8 million at December 31, 2001 and 2000, respectively.

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

Borrowings - The carrying amounts of short-term borrowings maturing within ninety days approximate their fair values.  Fair values of other borrowings are estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements.

Commitments to Extend Credit and Standby Letters of Credit - The fair value of commitments to extend credit and standby letters of credit was not significant.

The estimated approximate fair values of the Company's financial instruments as of December 31, 2001 and 2000 are as follows:

	2001		2000
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In Thousands)
Financial Assets:
Cash and Short-Term Investments	$ 6,100	$ 6,100	$ 2,033	$ 2,033
Securities	37,182	37,182	26,134	26,134
Loans - Net	75,843	74,962	81,825	81,290
	$ 119,125	$ 118,244	$ 109,992	$109,457

(CONTINUED)

	2001		2000
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In Thousands)
Financial Liabilities:
Deposits	$ 56,623	$ 57,355	$ 41,504	$ 41,524
Borrowings	52,307	51,983	56,786	56,301
	$ 108,930	$ 109,338	$ 98,290	$ 97,825

Note 20 - Contingencies -

In the normal course of business, the Company is involved in various legal proceedings.  In the opinion of management and legal counsel, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

Note 21 - Concentrations of Credit -

All of the Bank's business activities are with customers in the Bank's market area, which consists primarily of Tangipahoa and Livingston Parishes.  The majority of such customers are depositors of the Bank. The concentrations of credit by type of loan are shown in Note 3.  The Bank generally originates single-family residential loans within its primary lending area.  It is also active in originating secured consumer loans to customers, primarily automobile and home equity loans.

The Bank maintains deposit accounts with correspondent banks which may, periodically, exceed the federally insured amount.

Note 22 - Parent Company Financial Statements -

The financial statements for Homestead Bancorp, Inc. (Parent Company Only) are presented below:

HOMESTEAD BANCORP, INC.
BALANCE SHEETS
as of December 31, 2001 AND 2000

	2001	2000
	(In Thousands)
Assets:
Cash	$ 182	$ 688
Interest-Bearing Deposits in Other Institutions	100	100
ESOP Loan Receivable	667	738
Investment in Subsidiary	11,746	11,387
Other Investments	140	114
Other	3	3
Total Assets	$12,838	$13,030

Liabilities And Stockholders' Equity:
Stockholders' Equity:
Common Stock	$ 15	$ 15
Paid-in Capital in Excess of Par	12,919	12,906
Retained Earnings	4,749	4,433
Treasury Stock - Shares at Cost	(4,596)	(4,010)
	13,087	13,344
Common Stock Acquired by Management Recognition Plans	(249)	(314)
Total Stockholders' Equity	12,838	13,030

Total Liabilities and Stockholders' Equity	$12,838	$13,030

HOMESTEAD BANCORP, INC. AND SUBSIDIARY
STATEMENTS OF INCOME
for the years ended December 31, 2001 and 2000

	2001	2000
	(In Thousands)
Income:
Dividend from Subsidiary	$ 264	$ 1,000
Interest on Investment Securities	6	19
Interest on ESOP Note	61	66
Other	33	13
Total Income	364	1,098

Expenses:
Operating Expenses	103	94

Income Before Income Taxes and Equity in Undistributed Net
Income of Subsidiary	261	1,004
Net Income Before Equity in Undistributed Net Income of Subsidiary	261	1,004
Equity in Undistributed Net Income of Subsidiary	324	(344)
Net Income	$ 585	$ 660

STATEMENTS OF CASH FLOWS
for the years ended December 31, 2001 and 2000

	2001	2000
	(In Thousands)
Cash Flows From Operating Activities:
Net Income	$ 585	$ 660
Adjustments to Reconcile Net Income to Net Cash Provided by
(Used in) Operating Activities:

Equity in Undistributed Net Income of Subsidiary	(324)	344
Other	-	(12)
Net (Increase) Decrease in Trading Security	(26)	-
(Increase) Decrease in Accrued Interest Receivable	-	1
(Increase) Decrease in Other Assets	-	4
Net Cash Provided by Operating Activities	235	997

Cash Flows From Financing Activities:
Purchase of Treasury Stock	(586)	(1,215)
Payment Received on Note	71	67
Dividends Paid	(226)	(263)
Net Cash Used by Financing Activities	(741)	(1,411)

Net Increase (Decrease) in Cash	(506)	(414)
Cash and Cash Equivalents - Beginning of Year	788	1,202
Cash and Cash Equivalents - End of Year	$ 282	$ 788

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion compares the consolidated financial condition of Homestead Bancorp, Inc. (the Company) and Subsidiary, Homestead Bank, (the Bank) at December 31, 2001 to December 31, 2000 and the results of operations for the 12 months ended December 31, 2001 with the same periods in 2000. Currently, the business and management of Homestead Bancorp, Inc. is primarily the business and management of the Bank.  This discussion should be read in conjunction with the consolidated financial statements and footnotes included herein.

The Company and Bank's results of operations depend primarily on their net interest income, which is the difference between interest and dividend income on interest-earning assets, which principally consist of loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing deposits and borrowings.  Results of operations also are affected by the provision for losses on loans and leases (or recoveries of prior provisions for losses); the level of their noninterest income, including gain on sale of loans; their general, administrative and other expenses, including compensation and benefits, occupancy and equipment expense, net real estate owned expense and miscellaneous other expenses; and their income tax expense.

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

Asset and Liability Management

In order to minimize the potential for adverse effects of material fluctuations in interest rates on the Company's and Bank's results of operations, they have implemented and continue to monitor their asset and liability management policies to better match the maturities and repricing terms of their interest-earning assets and interest-bearing liabilities.  Such policies have consisted primarily of emphasizing matching long-term fixed rate first mortgage loans with funding from long-term fixed rate FHLB Advances and matching short-term consumer loans, monthly adjustable lines of credit, adjustable rate mortgage-backed securities, and short-term treasury and agency securities with the relatively short-term deposit accounts of the Bank.

From 1982 through 1994, the only single-family residential loans which the Bank had originated for retention in its portfolio had been ARMs.  All of the ARMs currently originated have interest rates which adjust annually, although the portfolio contains some ARMs which were originated in the mid 1980s with interest rates adjusting every three years.  The Bank's origination of ARMs has decreased due to the preference of its customers for fixed-rate residential mortgage loans.  The Bank's portfolio of adjustable‑rate, single‑family residential mortgage loans and leases amounted to $3.7 million at December 31, 2001.  Beginning in 1995, through January 1998, the Bank offered 15‑year, fixed-rate residential mortgage loans for retention in its portfolio.  These fixed rate loans retained in the portfolio have interest rates of 8.00% or above and a loan-to-value ratio of 80% or below.

From October 1990 to February 1998, the Bank originated fixed-rate single-family residential mortgage loans to meet the needs of its customers and to generate fee income when the loans were sold.  Upon origination, the fixed-rate loans were mainly sold to institutional investors in the secondary market in order to eliminate the interest rate risk associated with such loans, as well as to generate additional funds for lending and other purposes.  Commencing February 1998, the Bank amended its policy to provide for the retention of 15 and 30‑year, fixed‑rate residential mortgage loans, with such loans to be funded with long‑term advances from the Federal Home Loan Bank (FHLB) of Dallas.  During 2001, the Bank became an approved dealer for Fannie Mae (FNMA) whereby eligible loans were pre-approved by and sold to FNMA.  The total loans sold, without recourse, to FNMA but which are serviced by the Bank were approximately $8.8 million at December 31, 2001. Loans held for sale were $806,000 and $311,000 at December 31, 2001 and 2000, respectively.

Currently, the Bank primarily purchases mortgage-backed securities with adjustable interest rates that reprice at least annually and investment securities with terms of two years or less.  During 2001, two fixed rate mortgage-backed securities were purchased, totaling approximately $5 million, and were pledged as collateral for FHLB advances.  The maturities of the investment securities are staggered so that a portion matures every quarter. In 1995 and 1996, the Bank purchased approximately $10 million of adjustable‑rate mortgage‑backed securities (which reprice either monthly, semi‑annually or annually) and funded the purchases with FHLB advances with interest rates that adjust monthly.  These mortgage‑backed securities were purchased in order to earn a positive spread above the average rate on the FHLB advances, and the average interest rate spread on these linked mortgage‑backed securities and FHLB advances was 2.53% for 2001.  In order to better match the maturity of its interest-bearing liabilities with the maturity of its interest-earning assets, the Bank offers certificates of deposit with terms ranging from six months to one year.  At December 31, 2001, $35.3 million or 79.4% of the Bank's certificates of deposit mature in one year or less, compared to $28.8 or 91.8% at December 31, 2000.

The Bank considers its passbook accounts to be core deposits that are less likely to be withdrawn if interest rates rise.  The passbook accounts have variable interest rates, and the Bank believes that it can adjust the interest rate on the accounts to retain a substantial portion of these deposits.  Passbook accounts amounted to $6.5 million or 11.5% of total deposits at December 31, 2001, compared to $5.4 million or 13.0% of total deposits at December 31, 2000.

Finally, in order to manage its interest expense more effectively, the Bank has elected to offer rates on its deposit accounts that are moderately lower than certain of its competitors' rates and, as a result, has occasionally experienced deposit outflows.  Pursuant to this policy, the Bank has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market.  This policy has assisted the Bank in controlling its cost of funds.

Interest Rate Sensitivity - The following table presents the difference between the Company's interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 2001.  This table does not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is subject to competitive and other limitations.  As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.

	0 Months	Over Three	Over One	Over Three	Over Five
	Through	Through	Through	Through	Through	Over Ten
	Three Months	12 Months	Three Years	Five Years	Ten Years	Years	Total
	(Dollars in Thousands)
Interest-earning assets:
Interest Bearing Deposits	$ 5,104	$ 100	$ -	$ -	$ -	$ -	$ 5,204
Loans receivable(1)(2):
One-to four-family residential:
Adjustable-rate	430	2,685	-	412	133	-	3,660
Fixed-rate	9	17	-	86	3,341	50,131	53,584
Construction	6,386	-	-	-	-	-	6,386
Lines of Credit	-	-	-	-	-	3,961	3,961
Consumer	614	346	1,706	778	1,602	5,046	10,092
Leases receivable	81	-	11	10	-	32	134
Adjustable-rate mortgage-backed
Securities	6,554	15,675	-	-	-	-	22,229
Fixed-rate Mortgage-backed Securities	-	-	-	-	-	9,773	9,773
Investment Securities	308	934	718	-	-	-	1,960
Other Investments	3,220	-	-	-	-	-	3,220
Total interest-earning assets	22,706	19,757	2,435	1,286	5,076	68,943	120,203
Interest-bearing liabilities:
Passbook, money market and NOW
Accounts (3)	483	1,449	3,864	3,864	-	-	9,660
Certificates of deposit (4)	9,934	27,875	8,778	376	-	-	46,963
FHLB advances:
Adjustable-rate	21,500	-	-	-	-	-	21,500
Fixed-rate	-	-	-	-	12,324	18,483	30,807
Total interest-bearing liabilities	31,917	29,324	12,642	4,240	12,324	18,483	108,930

Interest rate sensitivity gap	$ (9,211)	$ (9,567)	$ (10,207)	$ (2,954)	$ (7,248)	$ 50,460	$ 11,273

Cumulative interest rate sensitivity gap	$ (9,211)	$ (18,778)	$ (28,985)	$ (31,939)	$ (39,187)	$ 11,273

Percentage of cumulative gap
to total assets	(7.58)%	(15.45)%	(23.85)%	(26.28)%	(32.25)%	9.28%

Cumulative ratio of interest-earning
assets to interest-bearing liabilities	71.14%	69.34%	60.77%	59.12%	56.67%	110.35%

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

(3)     Although the Bank's passbook, money market and NOW accounts are generally subject to immediate withdrawal, management considers a substantial amount of these accounts to be core deposits having significantly longer effective maturities based on the Bank's  retention of such deposits in changing interest rate environments.  The decay rate used on these accounts was 20% per year over the first five years, which is faster than the actual withdrawals experienced by the Bank in the last two years.  If all of the Bank's passbook, money market and NOW accounts had been assumed to be subject to repricing within one year, interest‑bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest‑earning assets with comparable characteristics by $26.5 million or 62.4% of total assets.

(4)     It is assumed that certificates of deposit will not be withdrawn prior to maturity.

Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Company's portfolio equity on a quarterly basis, in an attempt to ensure that interest rate risk is maintained within limits established by the Board of Directors.  The Office of Thrift Supervision (OTS) adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules.  Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement, although the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice.  An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value (NPV) exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates.  NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.  A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change.  The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution.  Because a 200 basis point increase in interest rates would have resulted in less than a 2% decrease in the Company's NPV as a percentage of the estimated market value of its assets as of December 31, 2001, the Company would not have been subject to any capital deduction as of December 31, 2001 if the regulation had been effective as of such date.  The following table presents the Company's NPV as of December 31, 2001, as calculated by the OTS, based on information provided to the OTS by the Company.

Change in					Change in
Interest Rates				NPV as % of	NPV as % of
in Basis Points	Net Portfolio Value			Portfolio Value	Portfolio Value
(Rate Shock)	Amount	$ Change	% Change	of Assets	of Assets (1)
	(Dollars in Thousands)

300	$10,048	$ (1,597)	(14.0)%	9.0%	(0.62)%
200	10,945	(699)	(6.0)	9.5	(0.09)
100	11,647	2	-	9.9	0.24
Static	11,645	-	-	9.6	-
(100)	10,194	(1,450)	(12.0)	8.3	(1.33)
(200)	7,741	(3,904)	(34.0)	6.2	(3.41)
(300)	-	-	-	-	-

(1)     Based on the portfolio value of the Company's assets assuming no change in interest rates.

Changes in Financial Condition

The Company's total assets increased from $111.6 million at December 31, 2000 to $121.5 million at December 31, 2001.

At December 31, 2001, net loans and leases receivable (including loans held for sale) were $75.8 million or    62.4% of total assets.  Of the net loan and lease portfolio, $65.7 million or 86.7% consisted of single-family residential loans or leases (including construction of single-family residences).  Consumer loans accounted for $10.1 million or 13.3% of the total loan and lease portfolio at December 31, 2001.  The decrease in net loans and leases receivable of $6.0 million during 2001 was due to loan sales and repayments exceeding loan originations.

Mortgage-backed securities and investment securities represented 26.3% and 1.6% of total assets, respectively, at December 31, 2001, and cash and cash equivalents amounted to 5.0% of total assets at such date.  Mortgage-backed securities totaled $32.0 million at December 31, 2001 compared to $20.6 million at December 31, 2000.

Non-performing assets were 0.3% of total assets at December 31, 2001 and 0.1% of total assets at December 31, 2000.  Non-accruing single-family residential loans and real estate owned represented 100% of the total non-performing assets at December 31, 2001.  At December 31, 2001, allowance for loan and lease losses totaled $338,000, representing 0.4% of total loans and leases outstanding and 84.7% of total non-performing assets.

Total  deposits  increased  during 2001 to $56.6 million at December 31, 2001 from $41.5 million at December 31, 2000 which is primarily attributed to the increase in certificate accounts of $13.0 million or 41.5% during 2001 due to the Bank opening a new branch location and more individuals seeking a fixed return on investments. Transaction accounts increased by $2.1 million or 20.7% during 2001.

The total advances from the Federal Home Loan Bank decreased to $52.3 million at December 31, 2001 from $56.8 million at December 31, 2000.

Total stockholders' equity was $12.3 million at December 31, 2001, a decrease of $102,000 or 0.8% from December 31, 2000.  This decrease is due to the repurchase of the Company's common stock of $586,000 offset by net income of $585,000 and shares released or earned (through ESOP or recognition plans) of $155,000.

Results of Operations

The Company's net income decreased by $75,000 or 11.4% in 2001 and increased by $102,000 or 18.3% in 2000 over the respective prior periods.  The 2001 fluctuation was primarily due to an increase in non-interest income of $227,000 or 73.9%, an increase in net interest income after provision for recovery of loan and lease losses of $89,000 or 3.2%, a decrease of $60,000 or 16.6% in income tax expense, and offset by an increase in non-interest expenses of $451,000 or 21.5%. The increase in non-interest income is due to an increase in loan fees of $142,000 or 61.5% and an increase in gain on sale of loans of $63,000 or 140.0%, due to an increase in the volume of loans sold.  The increase in total non-interest expense was attributable to an increase in other non-interest expense of $176,000 or 22.7% and an increase of $238,000 or 21.2% in compensation expense. The increase in compensation expense is due to the hiring of additional employees for the new branch and the increase in salaries.  The increase in other non-interest expense is primarily attributable to the opening of a new branch.  Data processing fees increased $46,000 or 43.8%, and taxes and assessments increased $59,000 or 58.4%.

Earnings Analysis

The Average Balance Sheets and Interest Rate Analysis for the years ended December 31, 2001, 2000 and 1999 detail the effects of the changes in average balances outstanding and of the changes in interest yield and costs relating to net interest income for the respective periods.

Net Interest Income - Net interest income is the difference between interest and fees generated from interest earning assets and the interest expense for interest bearing liabilities and is the primary source of earnings for the Bank.  The primary factors that affect net interest income are the changes in volume and mix of interest earning assets and interest-bearing liabilities, along with the change in market rates.

Net interest income increased by $71,000 or 2.5% in 2001 and by $252,000 or 9.7% in 2000, over the respective prior periods.  The increase in 2001 was due to an increase in volume of interest earning assets along with a decrease in rate on FHLB advances offset by the decrease in yield of interest earning assets and the increase in volume of deposits.  The increase in 2000 was due to an increase in loan portfolio volume and rate offset by the fluctuation in volume and rate of deposits and FHLB advances.

Earning Assets, Interest Bearing Liabilities and Net Interest Spread - Average interest earning assets increased $5.8 million or 5.4% to $113.4 million during 2001.  Average interest earning assets were $107.6 million in 2000 and $96.4 million in 1999.

The interest bearing liabilities were $103.5 million for 2001 compared to $96.0 million in 2000 and $84.1 million in 1999.  This increase is primarily due to an increase of $13.0 million in certificates of deposit during 2001 and an increase of $10.8 million in FHLB advances during 2000.

For the year ended 2001, the average yield on interest earning assets was 7.06%, while the average cost of interest bearing funds was 4.92%, producing an average interest spread of 2.14%.  The average interest spread was 2.06% for 2000 and 2.07% for 1999.

The average interest rate spread increase to 2.14% for 2001 is a result of the average yield on total interest-earning assets decreasing by 44 basis points combined with a decrease of 52 basis points in the average rate paid on total interest-bearing liabilities.  The ratio of average interest-earning assets to average interest-bearing liabilities was 109.65% for 2001, 112.02% for 2000 and 114.54% for 1999.

Average Balance Sheets and Interest Rate Analysis - The following table presents, for the periods indicated, the total dollar amount of interest income from the Company's average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin.  All average balances are based on monthly balances.

	2001			2000			1999
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars In Thousands)
Interest-earning assets:
Loans and leases receivable (1)	$ 79,393	$ 6,162	7.76%	$ 77,743	$ 6,075	7.81%	$ 63,645	$ 4,804	7.55%
Mortgage-backed securities	22,019	1,320	6.00	22,328	1,483	6.64	24,985	1,450	5.80
Investment securities	5,409	273	5.05	5,308	391	7.37	4,874	286	5.86
Other interest‑earning assets	6,626	253	3.82	2,220	123	5.54	2,916	133	4.55
Total interest-earning assets	113,447	8,008	7.06	107,599	8,072	7.50	96,420	6,673	6.92

Noninterest-earning assets	3,003			2,421			2,244
Total assets	$116,450			$110,020			$ 98,664

Interest-bearing liabilities:
Deposits	$ 48,969	2,345	4.79	$ 40,681	1,961	4.82	$ 39,587	1,667	4.21
FHLB advances	54,492	2,747	5.04	55,372	3,266	5.90	44,596	2,413	5.41
Total interest‑bearing liabilities	103,461	5,092	4.92	96,053	5,227	5.44	84,183	4,080	4.85

Noninterest-bearing liabilities	741			856			482
Total liabilities	104,202			96,909			84,665
Stockholders' equity	12,248			13,111			13,999

Total liabilities and stockholders' equity	$116,450			$110,020			$ 98,664

Net interest income; average interest rate spread		$ 2,916	2.14%		$ 2,845	2.06%		$2,593	2.07%

Net interest margin (2)			2.57%			2.64%			2.69%

Average interest‑earning assets to average interest-bearing liabilities			109.65%			112.02%			114.54%

(1)     Includes loans classified as held for sale.

(2)     Equals net interest income divided by average interest-earning assets.

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

	2001 vs. 2000			2000 vs. 1999
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to	Total Increase
	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
	(In Thousands)

Interest-earning assets:
Loans and leases receivable(1)	$ (40)	$ 127	$ 87	$ 171	$1,100	$ 1,271
Mortgage-backed securities	(142)	(21)	(163)	197	(164)	33
Investment securities	(125)	7	(118)	78	27	105
Other interest-earning assets	(48)	178	130	27	(37)	(10)
Total interest-earning assets	(355)	291	(64)	473	926	1,399

Interest-bearing liabilities:
Deposits	(12)	396	384	247	47	294
FHLB advances	(468)	(51)	(519)	232	621	853
Total interest-bearing liabilities	(480)	345	(135)	479	668	1,147

Increase (decrease) in interest differential	$ 125	$ (54)	$ 71	$ (6)	$ 258	$ 252

(1)    Includes loans classified as held for sale.

Interest Income

Interest on loans and leases increased by $87,000 or 1.4% in 2001 and by $1.3 million or 26.5% in 2000  from the respective prior periods.  The increases in 2001 and 2000 were due to increases of 2.1% and 22.2%, respectively, in the average balance of loans and leases receivable.  The increase in the average balance in 2000 was the result of an increase in single-family residential loans and consumer loans, offset by a decrease in construction loans.   The average yield decreased to 7.76% in 2001 from 7.81% in 2000.

Interest on mortgage-backed securities decreased by $163,000 or 11.0% in 2001 and increased by $33,000 or 2.3% in 2000  from the respective prior periods.  The decrease in 2001 was due to a decrease in the average yield to 6.00% from 6.64% in 2000, and a decrease of $309,000 or 1.4% in the average balance.  The increase in 2000 was due to an increase in the average yield to 6.64% from 5.80% in 1999, offset by a decrease of $2.7 million or 10.6% in the average balance.

Interest  on  investment securities decreased by $118,000 or 30.2% in 2001 and increased by $105,000 or 36.7% in 2000, from the respective prior periods.  The decrease in 2001 was due to a decrease in the average yield to 5.05% from 7.37% in 2000.  The increase in 2000 was due to an increase in the average yield to 7.37% from 5.86% in 1999 and by an increase in the average balance of $434,000 or 8.9%.

Other interest income, which consists of interest on interest-bearing deposits in other institutions, increased by $130,000 or 105.7% in 2001 and decreased by $10,000 or 7.5% in 2000 from the respective prior periods. The increase in 2001 is the result of the increase of $4.4 million or 198.5% in the average interest-bearing deposit accounts offset by a decrease in the yield to 3.82% in 2001 from 5.54% in 2000. The decrease in 2000 is the result of the decrease of $696,000 or 23.9% in the average interest-bearing deposit accounts offset by an increase in the yield to 5.54% in 2000 from 4.55% in 1999.

Total interest income decreased by $64,000 or 0.8% in 2001 and increased by $1.4 million or 21.0% in 2000 from the respective prior periods.    The decrease in 2001 was the result of an increase of $5.8 million or 5.4% in the average balance of interest-earning assets offset by a decrease in the average yield of 44 basis points. The increase in 2000 was the result of an increase of $11.2 million or 11.6% in the average balance of interest-earning assets and an increase in the average yield of 58 basis points.

Interest Expense

Interest on deposits increased by $384,000 or 19.6% in 2001 and increased by $294,000 or 17.6% in 2000 from the respective prior periods.  The increase in 2001 was due to an increase in the average balance of deposits of $8.3 million or 20.4%.  The increase in 2000 was due to an increase in the average balance of deposits of $1.1 million or 2.8% and an increase in the average rate to 4.82% from 4.21% for 1999.

Interest on FHLB advances decreased by $519,000 or 15.9% in 2001 and increased by $853,000 or 35.4% in 2000.  The decrease in 2001 was due to a decrease in the average balance of FHLB advances of $880,000  or 1.6% combined with a decrease in the average rate to 5.04% in 2001 from 5.90% in 2000.  The increase in 2000 was due to an increase in the average balance of FHLB advances of $10.8 million with an increase in the average rate to 5.90% in 2000 from 5.41% in 1999.  Specific mortgage-backed securities, with a fair value of $10.6 million and $18.0 million, were pledged to the FHLB as collateral securing the advances at December 31, 2001 and 2000, respectively.

Provision for (Recovery of) Loan and Lease Losses

Provision for (recovery of) loan and lease losses was $17,000, $35,000 and $(4,000) for 2001, 2000 and 1999, respectively.  These provisions were based upon, among other variables, non-accruing loans totaling $295,000, $67,000 and $219,000 at December 31, 2001, 2000 and 1999, respectively.

Noninterest Income

Gains on sales of loans increased by $63,000 or 140.0% in 2001 and increased by $9,000 or 25% in 2000, from the respective prior periods.  The fluctuations are based primarily upon changes in the amount of loans sold.  The amounts of loans sold were $12.5 million in 2001, $1.8 million in 2000 and $1.6 million in 1999.  At the time the loan is sold, income is recognized in the amount of loan fees that were deferred at the time of origination.

Loan fees and service charges increased by $142,000 or 61.5% in 2001 and decreased by $60,000 or 20.6% in 2000.

Gain on the sale of securities was $23,000 in 2001.  There were no gains on sales of securities in 2000 or 1999.

Other income, which primarily consists of service fees on deposit accounts and withdrawal penalties on certificates of deposit, was $30,000 in 2001, $31,000 in 2000 and $24,000 in 1999.

Noninterest Expenses

Total noninterest expenses increased by $451,000 or 21.5% in 2001 and decreased by $24,000 or 1.1% in 2000 over the respective prior periods.  The increase in 2001 was attributable to an increase of $176,000 in other expenses and an increase of $238,000 in compensation and benefits.

Compensation and benefits increased by $238,000 or 21.2% in 2001 and by $63,000 or 6.0% in 2000 over the respective prior periods.  The increase in 2001 was primarily due to the hiring of additional employees for the new branch. At December 31, 2001 and 2000, the Bank had 27 and 22 full-time employees, respectively.

Occupancy and equipment expense increased by $28,000 or 14.4% in 2001 and by $6,000 or 3.2% in 2000, compared to the respective prior periods.  The increase was primarily due to a $25,000 or 65.8% increase in depreciation due to the construction of the new branch and purchases of equipment and software.

The Company incurred $12,000, $3,000 and $11,000 of net real estate owned expense in 2001, 2000 and 1999. Net (gains) losses on the sales/writedown of real estate owned, which are included in such expense, amounted to $5,000, $3,000 and $8,000 in 2001, 2000, and 1999, respectively.

Other expenses, which consist of professional fees, data processing fees, postage and supplies and other miscellaneous items, increased by $176,000 or 22.7% in 2001 and decreased by $65,000 or 7.7% in 2000.  The increase in 2001 was a result of an increase in professional fees, data processing, and taxes and assessments.  The decrease in 2000 was a result of a decrease in professional fees offset by an increase in data processing fees and other expenses.

Federal Income Taxes

Federal income taxes decreased by $60,000 or 16.6% in 2001 and increased by $91,000 or 33.7% in 2000, compared to the respective prior periods.  The decrease in 2001 resulted from a 13.2% decrease in pre-tax income and a decrease in the effective tax rate to 33.9% in 2001 from 35.4% in 2000.  The increase in 2000 resulted primarily from a 23.3% increase in pre-tax income and an increase in the effective tax rate to 35.4% in 2000 from 32.6% in 1999.  See Note 15 of the Notes to the Consolidated Financial Statements.

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

In 2001, cash was used in operating activities for the decrease in other liabilities and the increase in loans held for sale offset by cash provided from net income.  In 2000, cash was provided by operating activities by net income and an increase in other liabilities.  Other adjustments to reconcile net income to net cash provided by or used in operations consisted primarily of net amortization of premiums on securities, depreciation, and increases or decreases in various receivable and payable accounts.  In 2001 and 2000, the Company used $5.4 million and $7.4 million in investing activities. The primary investing activities are the increases or decreases in loans and the purchase of mortgage-backed securities and investment securities.  The primary financing activities in 2001 and 2000 consisted of deposits and FHLB advances.  Financing activities provided $9.8 million of cash in 2001 and $7.6 million of cash in 2000.  Overall, cash and cash equivalents increased by $4.1 million and $1.1 million in 2001 and 2000, respectively.  See the Statements of Consolidated Cash Flows in the Financial Statements.

At December 31, 2001, the Bank had no commitments to originate adjustable-rate loans.  At the same date, scheduled maturities of certificates of deposit during the next 12 months amounted to $35.3 million.  Management of the Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rates on certificates of deposit to retain deposits in changing interest rate environments.  If the Bank requires funds beyond its internal funding capacities, advances from the FHLB of Dallas are available as an additional source of funds.

Under applicable OTS regulations, the Bank is required to maintain regulatory capital sufficient to maintain minimum total risk-based, Tier 1 risk based, and Tier 1 leverage ratios of at least 8%, 4% and 4%, respectively.  At December 31, 2001, the Bank had total risk-based, Tier 1 risk based and Tier 1 leverage ratios of 21.16%, 20.57% and 9.37%, respectively.  See Note 10 of the Notes to the Consolidated Financial Statements.

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