Form 10KSB, Exhibit 13
period 2002-12-31
HOMESTEAD BANCORP INC
filed 2003-03-28
CIK 1059078

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

DECEMBER 31, 2002

PONCHATOULA, LOUISIANA

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONTENTS

Financial Highlights........................................................................................	Page 1

Independent Auditor's Report.......................................................................	2

Consolidated Balance Sheets as of
December 31, 2002 and 2001.......................................................................	3

Consolidated Statements of Income for the years ended
December 31, 2002, 2001 and 2000..............................................................	4

Consolidated Statements of Changes in Stockholders' Equity
for the years ended December 31, 2002, 2001 and 2000........................	5 - 6

Consolidated Statements of Cash Flows for the years
ended December 31, 2002, 2001 and 2000...............................................	7 - 8

Notes to the Consolidated Financial Statements
December 31, 2002, 2001 and 2000...........................................................	9 - 27

Management's Discussion and Analysis of Financial
Condition and Results of Operations.....................................................	28 - 38

HOMESTEAD BANCORP, INC. AND SUBSIDIARY
FINANCIAL HIGHLIGHTS
(Dollars in thousands)

	DECEMBER 31,
	2002	2001	2000	1999	1998
Selected Financial
Condition and Other Data:
Total assets	$135,472	$121,514	$111,576	$102,450	$ 88,819
Cash and cash equivalents (1)	21,086	6,100	2,033	889	3,703
Securities available for sale	44,856	33,962	23,064	26,051	19,525
Securities held to maturity	-	-	-	-	10,203
Loans held for sale	677	806	311	133	267
Loans and leases receivable, net	63,013	75,037	81,514	71,507	52,373
Real estate owned, net	-	104	-	-	-
Deposits	67,124	56,623	41,504	38,039	39,829
Stockholders' Equity	13,525	12,256	12,358	13,031	15,942
Full service offices	3	3	2	2	2

	YEAR ENDED DECEMBER 31,
	2002	2001	2000	1999	1998
Selected Operating Data:
Total interest income	$ 7,847	$ 8,008	$ 8,072	$ 6,673	$ 5,161
Total interest expense	4,801	5,092	5,227	4,080	3,041
Net interest income	3,046	2,916	2,845	2,593	2,120
Provision for (recovery of)
loan and lease losses	10	17	35	(4)	54
Net interest income after provision for
(recovery of) losses	3,036	2,899	2,810	2,597	2,066
Noninterest income	637	534	307	351	493
Noninterest expenses	2,725	2,547	2,096	2,120	1,890
Income before provision for income taxes	948	886	1,021	828	669
Income taxes	304	301	361	270	245

Net Income	$ 644	$ 585	$ 660	$ 558	$ 424
	=====	=====	=====	=====	=====

	AT or FOR YEAR ENDED DECEMBER 31,
	2002	2001	2000	1999	1998
Selected Ratios (2):
Return on average assets	0.48%	0.50%	0.60%	0.57%	0.56%
Return on average equity	5.05	4.78	5.03	3.99	3.41
Average equity to average assets	9.58	10.52	11.92	14.19	16.47
Equity to assets at end of period	9.98	10.09	11.08	12.72	17.95
Dividend payout ratio (3)	34.47	38.63	39.85	49.82	92.21

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
Ponchatoula, Louisiana

We have audited the Consolidated Balance Sheets of Homestead Bancorp, Inc. and Subsidiary as of December 31, 2002 and 2001, and the related Consolidated Statements of Income, Changes in Stockholders'   Equity and Cash Flows for the years ended December 31, 2002, 2001 and 2000.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homestead Bancorp, Inc. and Subsidiary as of December 31, 2002 and 2001, and the results of their operations, changes in their stockholders' equity, and their cash flows for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                                                                                    Respectfully submitted,

Baton Rouge, Louisiana
January 17, 2003

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

as of December 31, 2002 and 2001

ASSETS
	2002	2001
	(In Thousands)
Cash	$ 2,459	$ 896
Interest-Bearing Deposits in Other Institutions	18,627	5,204
Securities:
Mortgage-Backed Securities Available for Sale (Amortized Cost of
$43.3 million and $32.4 million)	44,152	32,002
Investment Securities Available for Sale (Amortized Cost of $701,000
and $1.9 million)	704	1,960
Federal Home Loan Bank Stock, at Cost	3,171	3,080
Other	300	140
Total Securities	48,327	37,182
Loans Held for Sale	677	806
Loans Receivable	63,138	75,241
Leases Receivable	215	134
Total Loans and Leases Receivable	63,353	75,375
Less: Allowance for Loan and Lease Losses	(340)	(338)
Net Loans and Leases Receivables	63,013	75,037
Real Estate Owned	-	104
Premises and Equipment, Net	1,707	1,576
Accrued Interest Receivable	605	655
Other Assets	57	54
Total Assets	$135,472	$121,514
	=====	=====

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits	$ 67,124	$ 56,623
Advances from Borrowers for Taxes and Insurance	52	77
Advances from Federal Home Loan Bank	53,964	52,307
Income Taxes Payable	591	101
Other Liabilities	216	150
Total Liabilities	121,947	109,258

Stockholders' Equity:
Common Stock - $0.01 Par Value; 10,000,000 Shares Authorized,
1,477,870 Shares Issued in 2002 and 2001	15	15
Paid-in Capital in Excess of Par	12,938	12,919
Retained Earnings - Substantially Restricted	5,408	4,972
Accumulated Other Comprehensive Income	552	(223)
Treasury Stock - 553,024 and 541,524 Shares, at Cost	(4,703)	(4,596)
	14,210	13,087
Unearned ESOP Shares	(493)	(582)
Common Stock acquired by Management Recognition Plans	(192)	(249)
Total Stockholders' Equity	13,525	12,256

Total Liabilities and Stockholders' Equity	$135,472	$121,514
	=====	=====

The accompanying notes are an integral part of these financial statements.

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
	(In Thousands, except per share data)

Interest Income:
Loans and Leases	$ 5,424	$ 6,162	$ 6,075
Mortgage-Backed Securities	2,068	1,320	1,483
Investment Securities	171	273	391
Other	184	253	123
Total Interest Income	7,847	8,008	8,072

Interest Expense:
Deposits	2,174	2,345	1,961
Borrowings	2,627	2,747	3,266
Total Interest Expense	4,801	5,092	5,227

Net Interest Income	3,046	2,916	2,845
Provision for Loan and Lease Losses	10	17	35
Net Interest Income After Provision for
Loan and Lease Losses	3,036	2,899	2,810

Noninterest Income:
Gain on Sale of Loans	33	108	45
Loan Fees and Service Charges	466	373	231
Gain on Sale of Securities	128	23	-
Other Income	10	30	31
Total Noninterest Income	637	534	307

Noninterest Expenses:
Compensation and Benefits	1,487	1,360	1,122
Occupancy and Equipment Expense	276	222	194
Net Real Estate Owned Expense	1	12	3
Other Expenses	961	953	777
Total Noninterest Expenses	2,725	2,547	2,096

Income Before Provision for Income Taxes	948	886	1,021
Income Taxes	304	301	361
Net Income	$ 644	$ 585	$ 660
	====	====	====
Per Share:
Earnings Per Common Share	$ 0.73	$ 0.65	$ 0.62
	====	====	====
Earnings Per Common Share - Assuming Dilution	$ 0.69	$ 0.62	$ 0.60
	====	====	====

The accompanying notes are an integral part of these financial statements.

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
	(In Thousands)

Common Stock:
Balance - Beginning and End of Year	$ 15	$ 15	$ 15
	====	====	====
Paid-In Capital In Excess of Par:
Balance - Beginning of Year	$12,919	$12,906	$12,929
Management Recognition Plans Distribution	17	19	(4)
Allocation of ESOP Shares	2	(6)	(19)
Balance - End of Year	$12,938	$12,919	$12,906
	====	====	====
Retained Earnings:
Balance - Beginning of Year	$ 4,972	$ 4,593	$ 4,175
Net Income	644	585	660
Cash Dividends Declared and Paid	(222)	(226)	(263)
Issuance of Stock Options	(7)	-	-
Dividends on ESOP Shares	21	20	21
Balance - End of Year	$ 5,408	$ 4,972	$ 4,593
	====	====	====
Accumulated Other Comprehensive Income:
Balance - Beginning of Year	$ (223)	$ (160)	$ (156)
Change in Net Unrealized Gain (Loss), Net of
Reclassification Adjustment	775	(63)	(4)
Balance - End of Year	$ 552	$ (223)	$ (160)
	====	====	====
Treasury Stock:
Balance - Beginning of Year	$ (4,596)	$ (4,010)	$ (2,795)
Purchase of Stock at Cost	(107)	(586)	(1,215)
Balance - End of Year	$ (4,703)	$ (4,596)	$ (4,010)
	====	====	====
Unearned Employee Stock Ownership Plan Shares:
Balance - Beginning of Year	$ (582)	$ (672)	$ (761)
Shares Released for Allocation	89	90	89
Balance - End of Year	$ (493)	$ (582)	$ (672)
	====	====	====

(CONTINUED)

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(CONTINUED)

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
	(In Thousands)
Director and Management Recognition Plans:
Balance - Beginning of Year	$ (249)	$ (314)	$ (376)
Shares of Common Stock Earned	57	65	62
Balance - End of Year	$ (192)	$ (249)	$ (314)
	=====	=====	=====

Comprehensive Income:
Net Income	$ 644	$ 585	$ 660

Other Comprehensive Income, Net of Tax:

Change in Net Unrealized Gain (Loss) on
Securities Available for Sale, Net of
Reclassification Adjustment	775	(63)	(4)
Total Comprehensive Income	$ 1,419	$ 522	$ 656
	=====	=====	=====

The accompanying notes are an integral part of these financial statements.

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

 CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
	(In Thousands)

Cash Flows From Operating Activities:
Net Income	$ 644	$ 585	$ 660
Adjustments to Reconcile Net Income to Net Cash
Provided by (Used in) Operating Activities:
Depreciation	84	63	38
Provision for Deferred Income Taxes	50	59	76
Provision for Loan and Lease Losses	10	17	35
(Gain) Loss on Sale/Writedown of Real Estate Owned	(3)	5	3
(Gain) Loss on Sale of Property and Equipment	-	11	-
Net Amortization (Accretion) on Securities	133	16	28
(Gain) Loss on Sales of Securities	(128)	(23)	-
Unrealized (Gain) Loss on Trading Security	(60)	(26)	(11)
ESOP, Director and Management Recognition Plans	179	189	120
Stock Dividends on Federal Home Loan Bank Stock	(92)	(124)	(224)
Changes in Assets and Liabilities:
(Increase) Decrease in Trading Securities	(100)	-	-
Net (Increase) Decrease in Loans Held for Sale	129	(495)	(178)
(Increase) Decrease in Accrued Interest Receivable	50	15	(103)
(Increase) Decrease in Other Assets	(3)	(7)	(13)
Increase (Decrease) in Income Taxes Payable	40	(89)	23
Increase (Decrease) in Other Liabilities	66	(518)	509
Net Cash Provided by (Used in) Operating Activities	999	(322)	963

Cash Flows From Investing Activities:
Purchases of Premises and Equipment	(215)	(783)	(388)
Purchases of Securities Available for Sale	(26,988)	(18,526)	(2,049)
Proceeds from Maturities and Principal Reductions of
Securities Available for Sale	8,830	6,633	5,014
Proceeds from Sales of Securities Available for Sale	8,435	905	-
Net (Increase) Decrease in Loans and Leases Receivable	12,121	6,351	(10,024)
Net Cash Provided by (Used in) Investing Activities	2,183	(5,420)	(7,447)

Cash Flows From Financing Activities:
Net Increase (Decrease) in Demand Deposits, NOW and Money
Market Accounts, Savings Accounts and Brokered Deposits	1,435	2,083	711
Net Increase (Decrease) in Certificates of Deposit	9,066	13,036	2,754
Net Increase (Decrease) in Advances from
Borrowers for Taxes and Insurance	(25)	(19)	35

(CONTINUED)

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
	(In Thousands)

Net Borrowings (Repayments) from Federal Home Loan Bank	1,657	(4,479)	5,689
Dividends Paid on Common Stock	(222)	(226)	(263)
Purchase of Federal Home Loan Bank Stock	-	-	(83)
Purchase of Treasury Stock	(107)	(586)	(1,215)
Net Cash Provided by Financing Activities	11,804	9,809	7,628

Net Increase in Cash and Cash Equivalents	14,986	4,067	1,144

Cash and Cash Equivalents - Beginning of Year	6,100	2,033	889

Cash and Cash Equivalents - End of Year	$ 21,086	$ 6,100	$ 2,033
	=====	=====	=====

Supplemental Disclosures of Cash Flow Information:
Cash Payments for:
Interest on Deposits	$ 2,182	$ 2,500	$ 1,799
	=====	=====	=====

Interest on Advances	$ 2,627	$ 2,747	$ 3,266
	=====	=====	=====

Income Taxes	$ 210	$ 331	$ 236
	=====	=====	=====

Supplemental Schedules of Noncash Investing
and Financing Activities:
Real Estate Acquired in Settlement of
Loans and Leases	$ 132	$ 109	$ 18
	=====	=====	=====

Loans and Leases to Facilitate the Sale of
Real Estate Owned	$ 239	$ -	$ 15
	=====	=====	=====

Change in the Unrealized Gain (Loss) on Securities
Available for Sale	$ 1,175	$ (97)	$ (6)
	=====	=====	=====

Change in the Deferred Tax Effect on the Unrealized
Gain (Loss) on Securities Available for Sale	$ 400	$ 34	$ 2
	=====	=====	=====

The accompanying notes are an integral part of these financial statements.

HOMESTEAD BANCORP, INC. AND SUBSIDIARY

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

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

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand, certificates of deposit, and interest-bearing deposits in other institutions.

Securities

Management determines the appropriate classification of debt securities (Held to Maturity, Available for Sale, or Trading) at the time of purchase and re-evaluates this classification periodically.  Debt securities that management has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions are classified as securities held to maturity. These securities are recorded at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. The Company and the Bank had no securities classified as held to maturity at December 31, 2002 and 2001.

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

Securities classified as trading are those securities held for resale in anticipation of short-term market movements.  These securities are recorded at market value with any market adjustments included in earnings.  The Company held equity securities classified as trading at December 31, 2002 and 2001 which are reflected as other investments in these financial statements.

The Bank has invested in Federal Home Loan Bank (FHLB) stock which is reflected at cost in these financial statements.  As a member of the FHLB System, the Bank is required to purchase and maintain stock in an amount determined by the FHLB.  The FHLB stock is redeemable at par value at the discretion of the FHLB and is used to collateralize FHLB advances.

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

Generally, the Bank discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest.  When a loan is placed on non-accrual status, previously recognized but uncollected interest is reversed to income or charged to the allowance for loan losses.  Subsequent cash receipts on non-accrual loans are accounted for on the cost recovery method until the loans qualify for return to accrual status.

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

Note 2 - Securities -

The amortized cost and fair values of securities available for sale as of December 31, 2002 and 2001 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2002	(In Thousands)
Securities of U.S.
Government Agencies	$ 701	$ 3	$ -	$ 704
	=====	=====	=====	=====

Mortgage-Backed Securities	$ 43,319	$ 859	$ (26)	$ 44,152
	=====	=====	=====	=====

December 31, 2001
Securities of U.S.
Government Agencies	$ 1,902	$ 58	$ -	$ 1,960
	=====	=====	=====	=====

Mortgage-Backed Securities	$ 32,398	$ -	$ (396)	$ 32,002
	=====	=====	=====	=====

The amortized cost and fair values of securities available for sale as of December 31, 2002 by contractual maturity are shown below.  Expected maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the  following maturity categories.

(CONTINUED)

	Amortized	Fair
	Cost	Value
(In Thousands)

Within One Year	$ 701	$ 704
	701	704
Mortgage-backed Securities	43,319	44,152

Total	$ 44,020	$ 44,856
	=====	=====

Securities available for sale with a carrying value of $761,000 and $1.1 million at December 31, 2002 and 2001, respectively, were pledged as collateral on public deposits.  At December 31, 2002 and 2001, securities with carrying values totaling $13.9 million and $10.6 million, respectively, were used to collateralize FHLB advances.

Sales of securities for the years ended December 31, 2002 and 2001 resulted in a gross realized gain of approximately $128,000 and $23,000, respectively.

Note 3 - Loans and Leases Receivable -

Loans and leases receivable at December 31, 2002 and 2001 consist of the following:

	2002	2001
	(In Thousands)

First Mortgage Loans	$ 47,914	$ 56,877
Second Mortgage Loans	136	367
Construction Loans	5,298	6,386
Consumer Loans	9,248	10,092
Lines of Credit	3,839	3,961
	66,435	77,683
Less:
Undisbursed Portion of Loans	(3,294)	(2,438)
Deferred Loan Fees	(3)	(4)
Loans Receivable	63,138	75,241
Leases Receivable	215	134
Less:
Allowance for Loan and Lease Losses	(340)	(338)
Net Loans and Leases Receivable	63,013	75,037
Loans Held for Sale	677	806
	$ 63,690	$ 75,843
	=====	=====

(CONTINUED)

The performing single-family loans are pledged, under a blanket lien, as collateral securing advances from the FHLB at December 31, 2002 and 2001.

As of December 31, 2002 and 2001, the Bank had impaired loans totaling approximately $361,000 and $295,000, respectively, which have been recognized in conformity with SFAS No. 114 as amended by SFAS No. 118.  All non-accrual loans were considered impaired at December 31, 2002 and 2001, and there was no portion of the allowance for loan losses allocated to these impaired loans.  The interest income recognized on impaired loans was insignificant.  There were no other loans contractually past due 90 days or more at December 31, 2002 and 2001.

The Bank is permitted to make extensions of credit to its officers and directors in the ordinary course of business.  The loans are made on substantially the same terms as those prevailing at the time for comparable loans with other parties.  The total of such indebtedness outstanding at December 31, 2002 and 2001 was $406,000 and $528,000, respectively.  An analysis of the aggregate of these loans for 2002 is as follows:

(In Thousands)
Balance - Beginning of Year	$ 528
New Loans	61
Repayments	(183)
Balance - End of Year	$ 406
====

Following is a summary of the activity in the allowance for losses for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
	(In Thousands)

Balance - Beginning of Year	$ 338	$ 328	$ 295
Provision for Loan Losses	10	17	35
Charge Offs	(8)	(7)	(2)
Balance - End of Year	$ 340	$ 338	$ 328
	====	====	====

Note 4 - Leases Receivable -

The composition of the sales-type lease receivables as of December 31, 2002 and 2001 is as follows:

	2002	2001
	(In Thousands)
Total Minimum Lease Payments	$ 416	$ 208
Less: Unearned Income	(201)	(74)
Net Lease Receivable	$ 215	$ 134
	====	====

(CONTINUED)

At December 31, 2002, the total minimum future lease payments receivable is due as follows:

(In Thousands)

2003	$ 11
2004	11
2005	11
2006	10
2007	10
Thereafter	162
$ 215
====

Note 5 - Loan Servicing -

Mortgage loans serviced for others are not included in the accompanying Balance Sheets.  The unpaid principal balances of these loans serviced for FNMA at December 31, 2002 and 2001, are approximately $29.2 million and $8.8 million, respectively.

Note 6 - Premises and Equipment -

Bank premises and equipment at December 31, 2002 and 2001 consist of the following:

	2002	2001
	(In Thousands)
Buildings	$ 1,393	$ 1,393
Furniture, Fixtures and Equipment	420	359
	1,813	1,752
Less: Accumulated Depreciation	(589)	(504)
	1,224	1,248
Land	483	328
	$ 1,707	$ 1,576
	====	====

The provision for depreciation charged to expense was $84,000, $63,000and $38,000, respectively, for the years ended December 31, 2002, 2001 and 2000.

Note 7 - Accrued Interest Receivable -

Accrued Interest Receivable at December 31, 2002 and 2001 consists of the following:

	2002	2001
	(In Thousands)
Investment Securities	$ 8	$ 22
Mortgage-Backed Securities	189	192
Loans	408	441
	$ 605	$ 655

Note 8 - Deposits -

An analysis of the deposit accounts at December 31, 2002 and 2001 is as follows:

	2002			2001
	Weighted			Weighted
	Average			Average
	Rate	Amount	%	Rate	Amount	%
	(Dollars In Thousands)
Money Market	1.50%	$ 688	1%	2.02%	$ 416	1%
NOW Accounts	1.54%	4,125	6	2.02%	2,720	5
Passbook Savings	1.49%	8,782	13	2.02%	6,524	12
Brokered Deposits	- %	-	-	6.06%	2,500	4
		13,595	20		12,160	22

Certificates:
1.00 - 1.99%	1.80%	12,418	19	-	-	-
2.00 - 3.99%	3.00%	31,086	46	3.01%	9,568	16
4.00 - 5.99%	4.94%	9,290	14	4.82%	33,966	60
6.00 - 7.99%	6.07%	735	1	6.05%	929	2
		53,529	80		44,463	78

		$ 67,124	100%		$ 56,623	100%
		====	===		====	===

The aggregate amount of time deposits exceeding $100,000 was approximately $8.5 million and $5.1 million at December 31, 2002 and 2001, respectively.  Deposit amounts in excess of $100,000 are not federally insured.

The maturities of certificates of deposit at December 31, 2002 are as follows:

(In Thousands)

2003	$ 44,964
2004	4,242
2005	305
2006	381
2007	3,637
$ 53,529
=====

Interest expense on deposits is summarized as follows:

	2002	2001	2000
	(In Thousands)

NOW and Money Market	$ 58	$ 43	$ 42
Passbook Savings	125	124	138
Certificates of Deposit and Brokered Deposits	1,991	2,178	1,781
	$ 2,174	$ 2,345	$ 1,961
	====	====	====

Note 9 - Advances from Federal Home Loan Bank -

The Bank had outstanding advances from the Federal Home Loan Bank  (FHLB) of $54.0 million and $52.3 million at December 31, 2002 and 2001, respectively.  Specific mortgage-backed securities with a fair value of approximately $13.9 million and $10.6 million at December 31, 2002 and 2001, respectively, were pledged to the FHLB as collateral securing the advances.  In addition, the performing single family loans are pledged under a blanket lien as collateral securing these advances.  Interest expense on advances from the FHLB totaled $2.6 million, $2.7 million, and $3.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The unused line of credit with FHLB was approximately $9.5 million at December 31, 2002.

The following schedule provides certain information about the advances at December 31, 2002 and 2001:

	2002	2001

Borrowing at End of Year	$ 54.0 million	$ 52.3 million
Rate at End of Year	4.78%	4.88%
Maximum Borrowing during Year	$ 57.1 million	$ 56.4million
Average Borrowing during Year	$ 55.6 million	$ 54.5million
Weighted Average Rate	4.79%	5.03%

The aggregate amounts of principal maturities for FHLB advances at December 31, 2002, are as follows:

(In Thousands)

2003	$ 25,101
2004	3,793
2005	3,992
2006	4,189
2007	3,413
Thereafter	13,476
$ 53,964
=====

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2002 and 2001, that the Company and the Bank met all capital adequacy requirements to which they are subject.

(CONTINUED)

As of December 31, 2002 and 2001, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the most recent notification that management believes have changed the prompt corrective action category.

The Bank's actual capital amounts and ratios are presented at December 31, 2002 and 2001 which approximate the amounts and ratios for the Company (consolidated) at December 31, 2002 and 2001.

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of December 31, 2002:

Total Capital (to Risk
Weighted Assets)	$ 11,998	23.97%	$ 4,004	8.00%	$ 5,006	10.00%

Tier I Capital (to Risk
Weighted Assets)	$ 11,673	23.32%	$ 2,002	4.00%	$ 3,003	6.00%

Tier I Leveraged Capital
(to Average Assets)	$ 11,673	8.71%	$ 5,375	4.00%	$ 6,719	5.00%

As of December 31, 2001:

Total Capital (to Risk
Weighted Assets)	$ 11,712	21.16%	$ 4,428	8.00%	$ 5,535	10.00%

Tier I Capital (to Risk
Weighted Assets)	$ 11,387	20.57%	$ 2,214	4.00%	$ 3,321	6.00%

Tier I Leveraged Capital
(to Average Assets)	$ 11,387	9.37%	$ 4,864	4.00%	$ 6,080	5.00%

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

(CONTINUED)

The tables below summarize the activity in the Plans during 2001 and 2002.

		Remaining
		Contractual	Price Range
	Shares	Life	Per Share
1996 Stock Incentive Plan

Outstanding, December 31, 2000	19,907
Exercised	(87)
Forfeited	(636)

Outstanding, December 31, 2001	19,184	4.5 Years	$8.94 - $9.53
Exercised	(1,089)
Forfeited	-

Outstanding, December 31, 2002	18,095	3.5 Years	$8.95 - $12.98
	====
Exercisable, December 31, 2002	18,095
	====
1996 Management Recognition Plan for Officers

Outstanding, December 31, 2000	1,821
Forfeited	(45)
Earned	(1,776)

Outstanding, December 31, 2001 and 2002	-
	====
Vested, December 31, 2002	7,016
	====

1996 Management Recognition Plan for Directors

Outstanding, December 31, 2000	569
Earned	(461)

Outstanding, December 31, 2001	108	4.5 Years	$8.94 - $9.53
Earned	(108)

Outstanding, December 31, 2002	-
	====
Vested, December 31, 2002	2,290
	====

1999 Officers' Stock Option Plan

Outstanding, December 31, 2000	55,970
Exercised	-

Outstanding, December 31, 2001	55,970	7.5 Years	$8.94 - $9.53
Exercised	-

Outstanding, December 31, 2002	55,970	6.5 Years	$8.95 - $12.98
	====
Exercisable, December 31, 2002	33,582
	====

(CONTINUED)

		Remaining
		Contractual	Price Range
	Shares	Life	Per Share

1999 Directors' Stock Option Plan

Outstanding, December 31, 2000	27,985
Exercised	-

Outstanding, December 31, 2001	27,985	7.5 Years	$8.94 - $ 9.53
Exercised	-

Outstanding, December 31, 2002	27,985	6.5 Years	$8.95 - $12.98
	====
Exercisable, December 31, 2002	16,785
	====

1999 Management Recognition Plan for Officers

Outstanding, December 31, 2000	19,373
Granted	656
Earned	(4,769)

Outstanding, December 31, 2001	15,260	7.5 Years	$8.94 - $9.53
Granted	797
Earned	(4,899)

Outstanding, December 31, 2002	11,158	6.5 Years	$8.95 - $12.98
	====

Vested, December 31, 2002	14,146
	====

1999 Management Recognition Plan for Directors

Outstanding, December 31, 2000	8,960
Granted	-
Earned	(2,235)

Outstanding, December 31, 2001	6,725	7.5 Years	$8.94 - $9.53
Granted	-
Earned	(2,235)

Outstanding, December 31, 2002	4,490	6.5 Years	$8.95 - $12.98
	====
Vested, December 31, 2002	6,705
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

		2002	2001
(Dollars In Thousands)

Net Income	As Reported	$ 644	$ 585
	Proforma	$ 650	$ 590
Earnings Per Common
Share	As Reported	$ 0.73	$ 0.65
	Proforma	$ 0.74	$ 0.65

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

The note payable referred to in the preceding paragraph requires quarterly principal payments plus interest at 8.50%.  Future principal payments are due as follows:

(Dollars in Thousands)

2003	$ 86
2004	94
2005	102
2006	111
2007	121
Thereafter	73
$ 587
===

The Company accounts for the ESOP in accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans."  Accordingly, the debt of the ESOP is recorded as debt of the Bank and the shares pledged as collateral are reported as unearned compensation in equity.  The Company's loan asset and the Bank's debt liability eliminates in consolidation.  As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share computations.  Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.  ESOP compensation expense was $91,000 and $83,000 for the years ended December 31, 2002 and 2001, respectively.

Shares of the Company held by the ESOP at December 31, 2002 and 2001 are as follows:

(In Thousands)
Unreleased Shares, December 31, 2000	69
Allocated Shares	(9)
Unreleased Shares, December 31, 2001	60
Allocated Shares	(9)
Unreleased Shares, December 31, 2002	51
===
Fair Value of Unreleased Shares	$ 662
====

Note 13 - Profit Sharing Plan -

The Bank established a noncontributory profit sharing plan during the year ended December 31, 1986. The plan is a defined contribution plan and covers all employees after a specified period of employment and within specified age brackets.  The Plan was amended effective April 1, 1998 to incorporate a 401(k) feature, pursuant to which employees are permitted to make voluntary contributions subject to Internal Revenue Service limits. The Bank will make matching contributions equal to 100% of each employee's

(CONTINUED)

contribution up to 7.5% of the employee's annual base salary. The investment alternatives available to participants include different mutual funds, the Company's common stock and deposit accounts.  An independent third party administrator administers the amended plan. The profit sharing expense for the years ended December 31, 2002, 2001 and 2000 amounted to $77,000, $51,000 and $52,000, respectively.

Note 14 - Other Noninterest Expenses -

An analysis of other operating expense for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	(In Thousands)
Data Processing Fees	$ 143	$ 151	$ 105
Professional Fees	248	234	197
Taxes and Assessments	150	160	101
Postage and Supplies	60	61	33
Insurance	36	31	22
Federal Insurance Premium	10	8	8
Other	314	308	311
	$ 961	$ 953	$ 777
	====	====	====

Note 15 - Income Taxes -

The total provision for income taxes charged to income amounted to $304,000, $301,000, and $361,000 for 2002, 2001, and 2000, respectively.

Following is a reconciliation between income tax expense based on the federal statutory tax rates and income taxes reported in the Consolidated Statements of Income:

	2002	2001	2000
	(In Thousands)
Tax at Statutory Rate - (34%)	$ 322	$ 301	$ 347
Bad Debt Recovery	-	-	4
Other	(18)	-	10
Provision for Federal Income Taxes	$ 304	$ 301	$ 361
	====	====	====
Effective Tax Rate	32.07%	33.97%	35.36%
	====	====	====

The components of the consolidated provision for income taxes are:

Provision for Current Taxes	$ 254	$ 242	$ 286
Provision for Deferred Taxes	50	59	75
	$ 304	$ 301	$ 361
	====	====	====

  The deferred tax provision (benefit) consists of the following timing differences:

Bad Debt Deduction for Tax Reporting in
Excess of Amount for Financial Reporting	$ 2	$ -	$ (11)
Depreciation	16	11	(4)
Stock Dividends	29	42	76
ESOP Shares Distributed	3	6	14
	$ 50	$ 59	$ 75
	====	====	====

 (CONTINUED)

The net deferred tax liability consists of the following components at December 31, 2002, 2001, and 2000:

	2002	2001	2000
	(In Thousands)
Provision for Loan and Lease Losses	$ -	$ (2)	$ (2)
Depreciation	37	21	10
Stock Dividends	244	215	173
Deferred Compensation-ESOP Shares	21	18	12
	302	252	193
Unrealized Gain (Loss) on Securities
Available for Sale	284	(115)	(82)
Total Deferred Tax Liability	$ 586	$ 137	$ 111
	====	====	====

The reserve method of accounting for bad debt utilized by qualified thrift institutions pursuant to Code Section 593 was repealed for tax years beginning after December 31, 1995.  The $68,000 of excess reserves of the Bank is being taken into income ratably over a six-year period beginning January 1, 1996. This change in accounting method and reversal of excess bad debt reserves is adequately provided for in the Bank's deferred tax liability for the years ended December 31, 2001 and 2000.

Note 16 - Dividends -

The Bank declared quarterly dividends of $.06 per share in all quarters of 2002 and 2001.

Note 17 - Earnings Per Share -

The following illustrates the computation of net income per common share and net income per common share - assuming dilution:

	Year Ended December 31,
	2002	2001	2000
Numerator:
Net Income (In Thousands)	$ 644	$ 585	$ 660
	======	======	======
Denominator:
Denominator for Net Income per
Common Share (Weighted-Average
Shares Outstanding)	880,194	902,072	1,058,087
Effect of Dilutive Securities:
Stock Options	56,688	46,013	34,423
Denominator for Net Income per
Common Share - Assuming Dilution	936,882	948,085	1,092,510
	======	======	======
Net Income per Common Share	$ 0.73	$ 0.65	$ 0.62
	======	======	======
Net Income per Common Share -
Assuming Dilution	$ 0.69	$ 0.62	$ 0.60
	======	======	======

The earnings per share, assuming dilution, for 2001 and 2000 have been re-stated to properly apply the treasury stock method.

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

In the normal course of business, the Bank has made commitments to extend credit of $6.5 million and $5.6 million at December 31, 2002 and 2001, respectively.  These amounts include unfunded loan commitments and lines of credit.

The Bank has entered into agreements with outside third parties to sell loans that it originates.  The Bank may be required to repurchase a loan if it becomes delinquent within a specified period of time as stated in the agreement.  The total amount of loans originated and sold to these parties subject to repurchase amounted to $1.1 million and $3.6 million at December 31, 2002 and 2001, respectively.

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

The estimated approximate fair values of the Company's financial instruments as of December 31, 2002 and 2001 are as follows:

	2002		2001
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In Thousands)
Financial Assets:
Cash and Short-Term Investments	$ 21,086	$ 21,086	$ 6,100	$ 6,100
Securities	48,327	48,327	37,182	37,182
Loans - Net	63,690	68,386	75,843	74,962
	$ 133,103	$ 137,799	$ 119,125	$ 118,244
	======	======	======	======

(CONTINUED)

	2002		2001
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
(In Thousands)
Financial Liabilities:
Deposits	$ 67,124	$ 67,848	$ 56,623	$ 57,355
Borrowings	53,964	54,845	52,307	51,983
	$ 121,088	$ 122,693	$ 108,930	$ 109,338
	======	======	======	======

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

Note 22 - Parent Company Financial Statements -

The financial statements for Homestead Bancorp, Inc. (Parent Company Only) are presented below:

HOMESTEAD BANCORP, INC.
BALANCE SHEETS
as of December 31, 2002 and 2001

	2002	2001
	(In Thousands)
Assets:
Cash	$ 411	$ 182
Interest-Bearing Deposits in Other Institutions	-	100
ESOP Loan Receivable	587	667
Investment in Subsidiary	12,717	11,746
Other Investments	300	140
Other	3	3
Total Assets	$ 14,018	$ 12,838
	======	======

Liabilities And Stockholders' Equity:
Stockholders' Equity:
Common Stock	$ 15	$ 15
Paid-in Capital in Excess of Par	12,938	12,919
Retained Earnings	5,960	4,749
Treasury Stock - Shares at Cost	(4,703)	(4,596)
	14,210	13,087
Common Stock Acquired by Management Recognition Plans	(192)	(249)
Total Stockholders' Equity	14,018	12,838
	______	______
Total Liabilities and Stockholders' Equity	$ 14,018	$ 12,838
	======	======

HOMESTEAD BANCORP, INC.
STATEMENTS OF INCOME
for the years ended December 31, 2002 and 2001

	2002	2001
	(In Thousands)
Income:
Dividend from Subsidiary	$ 500	$ 264
Interest on Investment Securities	5	6
Interest on ESOP Note	54	61
Other	64	33
Total Income	623	364

Expenses:
Operating Expenses	78	103

Income Before Income Taxes and Equity in Undistributed Net
Income of Subsidiary	545	261
Net Income Before Equity in Undistributed Net Income of Subsidiary	545	261
Equity in Undistributed Net Income of Subsidiary	99	324
Net Income	$ 644	$ 585
	====	====

STATEMENTS OF CASH FLOWS
for the years ended December 31, 2002 and 2001

	2002	2001
	(In Thousands)
Cash Flows From Operating Activities:
Net Income	$ 644	$ 585
Adjustments to Reconcile Net Income to Net Cash Provided by
(Used in) Operating Activities:

Equity in Undistributed Net Income of Subsidiary	(99)	(324)
Stock Options	(7)	-
Net (Increase) Decrease in Trading Security	(160)	(26)
Net Cash Provided by Operating Activities	378	235

Cash Flows From Financing Activities:
Purchase of Treasury Stock	(107)	(586)
Payment Received on Note	80	71
Dividends Paid	(222)	(226)
Net Cash Used by Financing Activities	(249)	(741)

Net Increase (Decrease) in Cash	129	(506)
Cash and Cash Equivalents - Beginning of Year	282	788
Cash and Cash Equivalents - End of Year	$ 411	$ 282
	====	====

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion compares the consolidated financial condition of Homestead Bancorp, Inc. (the Company) and Subsidiary, Homestead Bank, (the Bank) at December 31, 2002 to December 31, 2001 and the results of operations for the 12 months ended December 31, 2002 with the same periods in 2001. Currently, the business and management of Homestead Bancorp, Inc. is primarily the business and management of the Bank.  This discussion should be read in conjunction with the consolidated financial statements and footnotes included herein.

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

The Bank's portfolio of adjustable‑rate, single‑family residential mortgage loans and leases amounted to $2.6 million at December 31, 2002.  The Bank's origination of ARMs has decreased due to the preference of its customers for fixed-rate residential mortgage loans.

During 1998, the Bank amended its policy to provide for the retention of 15 and 30‑year, fixed‑rate residential mortgage loans, with such loans to be funded with long‑term advances from the Federal Home Loan Bank (FHLB) of Dallas.  The Bank's fixed-rate, single-family residential mortgage loans and leases totaled $45.4 million at December 31, 2002.  During 2001, the Bank became an approved dealer for Fannie Mae (FNMA) whereby eligible loans were pre-approved by and sold to FNMA.  The total loans sold, without recourse, to FNMA but which are serviced by the Bank were approximately $29.2 million and $8.8 million at December 31, 2002 and 2001, respectively. Loans held for sale were $677,000 and $806,000 at December 31, 2002 and 2001, respectively.

Currently, the Bank primarily purchases mortgage-backed securities with adjustable interest rates that reprice at least annually and investment securities with terms of two years or less.  The maturities of the investment securities are staggered so that a portion matures every quarter. Previously, the Bank purchased approximately $10 million of adjustable‑rate mortgage‑backed securities (which reprice either monthly, semi‑annually or annually) and funded the purchases with FHLB advances with interest rates that adjust monthly.  These mortgage‑backed securities were purchased in order to earn a positive spread above the average rate on the FHLB advances, and the average interest rate spread on these linked mortgage‑backed securities and FHLB advances was 1.37% for 2002.  In order to better match the maturity of its interest-bearing liabilities with the maturity of its interest-earning assets, the Bank offers certificates of deposit with terms ranging from six months to one year.  At December 31, 2002, $44.9 million or 84.0% of the Bank's certificates of deposit mature in one year or less, compared to $35.3 million or 79.4% at December 31, 2001.

The Bank considers its passbook accounts to be core deposits that are less likely to be withdrawn if interest rates rise.  The passbook accounts have variable interest rates, and the Bank believes that it can adjust the interest rate on the accounts to retain a substantial portion of these deposits.  Passbook accounts amounted to $8.8 million or 13.1% of total deposits at December 31, 2002, compared to $6.5 million or 11.5% of total deposits at December 31, 2001.

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

Interest Rate Sensitivity - The following table presents the difference between the Company's interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 2002.  This table does not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is subject to competitive and other limitations.  As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.

	0 Months Through Three Months	Over Three Through 12 Months	Over One Through Three Years	Over Three Through Five Years	Over Five Through Ten Years	Over Ten Years	Total
		(Dollars in Thousands)
Interest-earning assets:
Interest Bearing Deposits	$ 18,627	$ -	$ -	$ -	$ -	$ -	$ 18,627
Loans receivable(1)(2):
One-to four-family residential:
Adjustable-rate	516	2,132	-	-	-	-	2,648
Fixed-rate	-	2	13	46	2,092	43,249	45,402
Construction	5,298	-	-	-	-	-	5,298
Lines of Credit	-	-	-	-	-	3,839	3,839
Consumer	581	597	881	7,189	-	-	9,248
Leases receivable	71	3	-	8	23	110	215
Adjustable-rate mortgage-backed
Securities	7,840	27,205	-	-	-	-	35,045
Fixed-rate Mortgage-backed Securities	-	-	-	-	-	9,107	9,107
Investment Securities	401	303	-	-	-	-	704
Other Investments	3,471	-	-	-	-	-	3,471
Total interest-earning assets	36,805	30,242	894	7,243	2,115	56,305	133,604
Interest-bearing liabilities:
Passbook, money market and NOW
Accounts (3)	680	2,039	5,438	5,438	-	-	13,595
Certificates of deposit (4)	20,509	24,456	4,547	4,017	-	-	53,529
FHLB advances:
Adjustable-rate	21,500	-	-	-	-	-	21,500
Fixed-rate	-	-	-	4,156	11,633	16,675	32,464
Total interest-bearing liabilities	42,689	26,495	9,985	13,611	11,633	16,675	121,088

Interest rate sensitivity gap	$ (5,884)	$ 3,747	$ (9,091)	$ (6,368)	$ (9,518)	$ 39,630	$ 12,516
	====	====	====	====	====	====	====
Cumulative interest rate sensitivity gap	$ (5,884)	$ (2,137)	$ (11,228)	$ (17,596)	$ (27,114)	$ 12,516
	====	====	====	====	====	====
Percentage of cumulative gap
to total assets	(4.34)%	(1.58)%	(8.29)%	(12.99)%	(20.01)%	9.24%
	====	====	====	====	====	====
Cumulative ratio of interest-earning
assets to interest-bearing liabilities	86.22%	96.91%	85.82%	81.03%	74.03%	110.34%
	====	====	====	====	====	====

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

(3)     Although the Bank's passbook, money market and NOW accounts are generally subject to immediate withdrawal, management considers a substantial amount of these accounts to be core deposits having significantly longer effective maturities based on the Bank's retention of such deposits in changing interest rate environments.  The decay rate used on these accounts was 20% per year over the first five years, which is faster than the actual withdrawals experienced by the Bank in the last two years.  If all of the Bank's passbook, money market and NOW accounts had been assumed to be subject to repricing within one year, interest‑bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest‑earning assets with comparable characteristics by $13.0 million.

(4)     It is assumed that certificates of deposit will not be withdrawn prior to maturity.

Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Company's portfolio equity on a quarterly basis, in an attempt to ensure that interest rate risk is maintained within limits established by the Board of Directors.  The Office of Thrift Supervision (OTS) adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules.  Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement, although the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice.  An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value (NPV) exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates.  NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance- sheet contracts.  A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change.  The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution.  Because a 200 basis point increase in interest rates would have resulted in less than a 2% decrease in the Company's NPV as a percentage of the estimated market value of its assets as of December 31, 2002, the Company would not have been subject to any capital deduction as of December 31, 2002 if the regulation had been effective as of such date.  The following table presents the Company's NPV as of December 31, 2002, as calculated by the OTS, based on information provided to the OTS by the Company.

	Net Portfolio Value
Change in Interest Rates in Basis Points (Rate Shock)	Amount	$ Change	% Change	NPV as % of Portfolio Value of Assets	Change in NPV as % of Portfolio Value of Assets (1)
	(Dollars in Thousands)
300	$ 6,193	$ (2,428)	(28.0)%	4.8%	(1.35) %
200	7,784	(836)	(10.0)	5.9	(0.30)
100	8,923	303	4.0	6.5	0.36
Static	8,620	-	-	6.2	-
(100)	6,479	(2,141)	(25.0)	4.6	(1.59)

(1)     Based on the portfolio value of the Company's assets assuming no change in interest rates.

Changes in Financial Condition

The Company's total assets increased from $121.5 million at December 31, 2001 to $135.5 million at December 31, 2002.

At December 31, 2002, net loans and leases receivable (including loans held for sale) were $63.7 million or    47.0% of total assets.  Of the net loan and lease portfolio, $54.5 million or 85.6% consisted of single-family residential loans or leases (including construction of single-family residences).  Consumer loans accounted for $9.2 million or 14.4% of the total loan and lease portfolio at December 31, 2002.  The decrease in net loans and leases receivable of $12.2 million during 2002 was due to loan sales and repayments exceeding loan originations.

Mortgage-backed securities and investment securities represented 32.6% and 0.5% of total assets, respectively, at December 31, 2002, and cash and cash equivalents amounted to 15.6% of total assets at such date.  Mortgage-backed securities totaled $44.2 million at December 31, 2002 compared to $32.0 million at December 31, 2001.

Non-performing assets were 0.3% of total assets at December 31, 2002 and 2001.  Non-accruing single-family residential loans represent 100% of the total non-performing assets at December 31, 2002.  At December 31, 2002, allowance for loan and lease losses totaled $340,000, representing 0.5% of total loans and leases outstanding and 94.2% of total non-performing assets.

Total  deposits increased  during 2002 to $67.1 million at  December 31, 2002 from $56.6 million at December 31, 2001 which is primarily attributed to the increase in certificate accounts of $9.1 million or           20.4% during 2002 due to the Bank opening a new branch location during 2001 and more individuals seeking a fixed return on investments. Transaction accounts increased by $1.4 million or 11.8% during 2002.

The total advances from the Federal Home Loan Bank increased to $54.0 million at December 31, 2002 from $52.3 million at December 31, 2001.

Total stockholders' equity was $13.5 million at December 31, 2002, an increase of $1.3 million or 10.4% from December 31, 2001.  This increase is due to net income of $644,000 and an increase in net unrealized gains on securities available for sale of $775,000 offset by purchases of treasury stock of $107,000, payment of dividends of $222,000 and shares released or earned (through ESOP or recognition plans) of $146,000.

Results of Operations

The Company's net income increased by $59,000 or 10.1% in 2002 and decreased by $75,000 or 11.4% in 2001  over the respective prior periods.  The 2002 fluctuation was primarily due to an increase in non-interest income of $103,000 or 19.3%, an increase in net interest income after provision for loan and lease losses of $137,000 or 4.7%, and offset by an increase in non-interest expenses of $178,000 or 7.0%.  The increase in non-interest income is due to an increase in loan fees of $93,000 or 24.9% and an increase in gain on sale of securities of $105,000, offset by a decrease in gain on sale of loans of $75,000 or 69.4%.  The increase in total non-interest expense was attributable to an increase in compensation expense of $127,000 or 9.3% and an increase of $54,000 or 24.3% in occupancy and equipment expense, primarily due to the operations of the new branch which opened during 2001.  The increase in compensation expense is due to an increase in annual salaries.  The increase in occupancy and equipment expense is due to an increase of $21,000 or 33.3% in depreciation and an increase of $16,000 or 46.7% in telephone expense.

Earnings Analysis

The Average Balance Sheets and Interest Rate Analysis for the years ended December 31, 2002, 2001 and 2000 detail the effects of the changes in average balances outstanding and of the changes in interest yield and costs relating to net interest income for the respective periods.

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

Net interest income increased by $130,000 or 4.5% in 2002 and by $71,000 or 2.5% in 2001, over the respective prior periods.  The increase in 2002 was due to an increase in the volume of interest-earning assets, primarily the mortgage backed securities portfolio, along with a decrease in the rate of deposits offset by a decrease in the yield of interest-earning assets and an increase in volume of deposits.  The increase in 2001 was due to an increase in volume of interest earning assets along with a decrease in rate on FHLB advances offset by the decrease in yield of interest earning assets and the increase in volume of deposits.

Earning Assets, Interest Bearing Liabilities and Net Interest Spread - Average interest earning assets increased $15.5 million or 13.6% to $128.9 million during 2002.  Average interest earning assets were $113.4 million in 2001 and $107.6 million in 2000.

The interest bearing liabilities were $119.5 million for 2002 compared to $103.5 million in 2001 and $96.0 million in 2000.  This increase is primarily due to an increase in certificates of deposit of $9.1 million during 2002 and $13.0 million during 2001.

For the year ended 2002, the average yield on interest earning assets was 6.09%, while the average cost of interest bearing funds was 4.02%, producing an average interest spread of 2.07%.  The average interest spread was 2.14% for 2001 and 2.06% for 2000.

The average interest rate spread decrease to 2.07% for 2002 is a result of the average yield on total interest-earning assets decreasing by 97 basis points offset by a decrease of 90 basis points in the average rate paid on total interest-bearing liabilities.  The ratio of average interest-earning assets to average interest-bearing liabilities was 107.87% for 2002, 109.65% for 2001 and 112.02% for 2000.

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

	2002			2001			2000
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars In Thousands)
Interest-earning assets:
Loans and leases receivable (1)	$ 71,639	$ 5,424	7.57%	$ 79,393	$ 6,162	7.76%	$ 77,743	$ 6,075	7.81%
Mortgage-backed securities	43,938	2,068	4.71	22,019	1,320	6.00	22,328	1,483	6.64
Investment securities	4,480	171	3.81	5,409	273	5.05	5,308	391	7.37
Other interest‑earning assets	8,863	184	2.08	6,626	253	3.82	2,220	123	5.54
Total interest-earning assets	128,920	7,847	6.09	113,447	8,008	7.06	107,599	8,072	7.50

Noninterest-earning assets	4,092			3,003			2,421
Total assets	$ 133,012			$116,450			$110,020
	====			====			====
Interest-bearing liabilities:
Deposits	$ 63,973	2,174	3.40	$ 48,969	2,345	4.79	$ 40,681	1,961	4.82
FHLB advances	55,546	2,627	4.73	54,492	2,747	5.04	55,372	3,266	5.90
Total interest‑bearing liabilities	119,519	4,801	4.02	103,461	5,092	4.92	96,053	5,227	5.44

Noninterest-bearing liabilities	749			741			856
Total liabilities	120,268			104,202			96,909
Stockholders' equity	12,744			12,248			13,111

Total liabilities and stockholders' equity	$ 133,012			$116.450			$110,020
	====			====			====
Net interest income; average interest rate spread		$ 3,046	2.07%		$ 2,916	2.14%		$ 2,845	2.06%
		====	====		====	====		====	====
Net interest margin (2)			2.36%			2.57%			2.64%
			====			====			====
Average interest‑earning assets to average interest-bearing liabilities			107.87%			109.65%			112.02%
			====			====			====

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

	2002 vs. 2001			2001 vs. 2000
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
	(In Thousands)

Interest-earning assets:
Loans and leases receivable(1)	$ (148)	$ (590)	$ (738)	$ (40)	$ 127	$ 87
Mortgage-backed securities	(334)	1,082	748	(142)	(21)	(163)
Investment securities	(60)	(42)	(102)	(125)	7	(118)
Other interest-earning assets	(137)	68	(69)	(48)	178	130
Total interest-earning assets	(679)	518	(161)	(355)	291	(64)

Interest-bearing liabilities:
Deposits	(782)	611	(171)	(12)	396	384
FHLB advances	(171)	51	(120)	(468)	(51)	(519)
Total interest-bearing liabilities	(953)	662	(291)	(480)	345	(135)

Increase (decrease) in interest differential	$ 274	$ (144)	$ 130	$ 125	$ (54)	$ 71
	====	====	====	====	====	====

(1)    Includes loans classified as held for sale.

Interest Income

Interest on loans and leases decreased by $738,000 or 12.0% in 2002 and increased by $87,000 or 1.4% in 2001, from the respective prior periods.  The decrease in 2002 was due to a decrease of 9.8% in the average balance of loans and leases receivable.  The increase in 2001 was due to an increase of 2.1% in the average balance of loans and leases receivable.  The average yield decreased to 7.57% in 2002 from 7.76% in 2001.

Interest on mortgage-backed securities increased by $748,000 or 56.7% in 2002 and decreased by $163,000 or 11.0% in 2001, from the respective prior periods.  The increase in 2002 was due to an increase of $21.9 million or 99.5% in the average balance offset by a decrease in the average yield to 4.71% from 6.00% in 2001.  The decrease in 2001 was due to a decrease in the average yield to 6.00% from 6.64% in 2000 and a decrease of $309,000 or 1.4% in the average balance.

Interest on investment securities decreased by $102,000 or 37.4% in 2002 and by $118,000 or 30.2% in 2001, from the respective prior periods.  The decrease in 2002 was due to a decrease in the average yield to 3.81% from 5.05% in 2001 and a decrease of $929,000 or 17.2% in the average balance.  The decrease in 2001 was due to a decrease in the average yield to 5.05% from 7.37% in 2000.

Other interest income, which consists of interest on interest-bearing deposits in other institutions, decreased by $69,000 or 27.3% in 2002 and increased by $130,000 or 105.7% in 2001, from the respective prior periods. The decrease in 2002 is the result of the decrease in the yield to 2.08% in 2002 from 3.82% in 2001 offset by an increase of $2,237 or 33.8% in the average balance.  The increase in 2001 is the result of the increase of $4.4 million or 198.5% in the average interest-bearing deposit accounts offset by a decrease in the yield to 3.82% in 2001 from 5.54% in 2000.

Total interest income decreased by $161,000 or 2.0% in 2002 and by $64,000 or 0.8% in 2001 from the respective prior periods.    The decrease in 2002 was the result of a decrease in the average yield of 97 basis points offset by an increase of $15.5 million or 13.6%in the average balance of interest-earning assets. The decrease in 2001 was the result of an increase of $5.8 million or 5.4% in the average balance of interest-earning assets offset by a decrease in the average yield of 44 basis points.

Interest Expense

Interest on deposits decreased by $171,000 or 7.3% in 2002 and increased by $384,000 or 19.6% in 2001, from the respective prior periods.  The decrease in 2002 was due to a decrease in the average rate to 3.40% in 2002 from 4.79% in 2001 offset by an increase in the average balance of deposits of $15.0 million or 30.7%.  The increase in 2001 was due to an increase in the average balance of deposits of $8.3 million or 20.4%.

Interest on FHLB advances decreased by $120,000 or 4.4% in 2002 and by $519,000 or 15.9% in 2001.  The decrease in 2002 was due to a decrease in the average rate to 4.73% in 2002 from 5.04% in 2001 offset by an increase in the average balance of FHLB advances of $1.1 million or 2.0%.  The decrease in 2001 was due to a decrease in the average balance of FHLB advances of $880,000 or 1.6% combined with a decrease in the average rate to 5.04% in 2001 from 5.90% in 2000.  Specific mortgage-backed securities, with a fair value of $13.9 million and $10.6 million, were pledged to the FHLB as collateral securing the advances at December 31, 2002 and 2001, respectively.

Provision for Loan and Lease Losses

Provision for loan and lease losses was $10,000, $17,000 and $35,000 for 2002, 2001 and 2000, respectively.  These provisions were based upon, among other variables, non-accruing loans totaling $361,000, $295,000 and $67,000 at December 31, 2002, 2001 and 2000, respectively.

Noninterest Income

Gains on sales of loans decreased by $75,000 or 69.4% in 2002 and increased by $63,000 or 140.0% in 2001, from the respective prior periods.  The fluctuations are based primarily upon changes in the amount of loans sold.  The amounts of loans sold were $1.1 million in 2002, $3.6 million in 2001 and $1.8 million in 2000.  At the time the loan is sold, income is recognized in the amount of loan fees that were deferred at the time of origination.

Loan fees and service charges increased by $93,000 or 24.9% in 2002 and by $142,000 or 61.5% in 2001.

Gain on the sale of securities was $128,000 and $23,000 in 2002 and 2001, respectively.

Other income, which primarily consists of withdrawal penalties on certificates of deposit, was $10,000 in 2002, $30,000 in 2001 and $31,000 in 2000.

Noninterest Expenses

Total noninterest expenses increased by $178,000 or 7.0% in 2002 and by $451,000 or 21.5% in 2001 over the respective prior periods.  The increase in 2002 was primarily attributable to an increase of $127,000 in compensation and benefits and an increase of $54,000 in occupancy and equipment expense.

Compensation and benefits increased by $127,000 or 9.3% in 2002 and by $238,000 or 21.2% in 2001 over the respective prior periods.  The increase in 2002 was primarily due to annual raises and the increase in hospitalization insurance. The increase in 2001 was primarily due to the hiring of additional employees for the new branch. At December 31, 2002 and 2001, the Bank had 27 full-time employees.

Occupancy and equipment expense increased by $54,000 or 24.3% in 2002 and by $28,000 or 14.4% in 2001, compared to the respective prior periods.  The increase in 2002 was primarily due to a $21,000 or 33.3% increase in depreciation and an increase of $16,000 or 46.7% in telephone expense.

The Company incurred $1,000, $12,000 and $3,000 of net real estate owned expense in 2002, 2001 and 2000. Net (gains) losses on the sales/writedown of real estate owned, which are included in such expense, amounted to ($3,000), $5,000 and $3,000 in 2002, 2001 and 2000, respectively.

Other expenses, which consist of professional fees, data processing fees, postage and supplies and other miscellaneous items, increased by $8,000 or 0.8% in 2002 and by $176,000 or 22.7% in 2001.  The increase in 2002 was a result of an increase in professional fees and insurance offset by a decrease in data processing and taxes and assessments.  The increase in 2001 was a result of an increase in professional fees, data processing, and taxes and assessments primarily due to the opening of the new branch.

Federal Income Taxes

Federal income taxes increased $3,000 or 1.0% in 2002 and decreased $60,000 or 16.6% in 2001, compared to the respective prior periods.  The increase in 2002 resulted from a 7.0% increase in pre-tax income and a decrease in the effective tax rate to 32.1% in 2002 from 33.9% in 2001.  The decrease in 2001 resulted from a 13.2% decrease in pre-tax income and a decrease in the effective tax rate to 33.9% in 2001 from 35.4% in 2000.  See Note 15 of the Notes to the Consolidated Financial Statements.

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

In 2002, cash was provided by operating activities by net income adjusted for non cash transactions and a decrease in the loans held for sale.  In 2001, cash was used in operating activities for the decrease in other liabilities and the increase in loans held for sale offset by cash provided from net income.  Other adjustments to reconcile net income to net cash provided by or used in operations consisted primarily of net amortization of premiums on securities, gain or loss on sales of securities, depreciation, and increases or decreases in various receivable and payable accounts.  Investing activities provided $2.2 million of cash in 2002.  In 2001, the Company used cash of $5.4 million in investing activities. The primary investing activities are the increases or decreases in loans and the purchase of mortgage-backed securities and investment securities.  The primary financing activities in 2002 and 2001 consisted of deposits and FHLB advances.  Financing activities provided $11.8 million of cash in 2002 and $9.8 million of cash in 2001.  Overall, cash and cash equivalents increased by $15.0 million and $4.1 million in 2002 and 2001, respectively.  See the Consolidated Statements of Cash Flows in the Financial Statements.

At December 31, 2002, the Bank had no commitments to originate adjustable-rate loans.  At the same date, scheduled maturities of certificates of deposit during the next 12 months amounted to $44.9 million.  Management of the Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rates on certificates of deposit to retain deposits in changing interest rate environments.  If the Bank requires funds beyond its internal funding capacities, advances from the FHLB of Dallas are available as an additional source of funds.

Under applicable OTS regulations, the Bank is required to maintain regulatory capital sufficient to maintain minimum total risk-based, Tier 1 risk based, and Tier 1 leverage ratios of at least 8%, 4% and 4%, respectively.  At December 31, 2002, the Bank had total risk-based, Tier 1 risk based and Tier 1 leverage ratios of 23.97%, 23.32% and 8.71%, respectively.  See Note 10 of the Notes to the Consolidated Financial Statements.

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